                                              Filed Pursuant to Rule 424(b)(4)
                                              Registration No. 333-16505 and
                                              Registration No. 333-17605

PROSPECTUS

                             5,029,916 SHARES

                                [LOGO OF ETEC]

                                 COMMON STOCK

                              ------------------

  Of the 5,029,916 shares of Common Stock offered hereby, 500,000 shares are being issued and sold by Etec Systems, Inc. ("Etec" or the "Company") and 4,529,916 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." Of such shares, 1,005,916 are initially being offered outside the United States and Canada by the International Managers (the "International Offering") and 4,024,000 are initially being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The offering price and underwriting discounts and commissions for the International Offering and the U.S. Offering will be identical. See "Underwriting." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. On December 10, 1996 the last sale price of the Common Stock, as reported on the Nasdaq National Market, was $33.375 per share. See "Price Range of Common Stock." The Common Stock trades on the Nasdaq National Market under the symbol "ETEC."

                              ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                         SEE "RISK FACTORS" AT PAGE 7.

                              ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
     OR ADEQUACY  OF THIS PROSPECTUS. ANY REPRESENTATION TO  THE CONTRARY
                            IS A CRIMINAL OFFENSE.

================================================================================

                                          Underwriting              Proceeds to
                              Price to   Discounts and  Proceeds to   Selling
                               Public    Commissions(1) Company(2)  Stockholders
--------------------------------------------------------------------------------
Per Share.................     $33.25        $1.50        $31.75       $31.75
--------------------------------------------------------------------------------
Total(3)..................  $167,244,707   $7,544,874   $15,875,000 $143,824,833

================================================================================
(1) The Company and the Selling Stockholders have agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $400,000.

(3) The Company has granted to the International Managers a 30-day option to purchase up to an additional 150,887 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. The Company has granted to the U.S. Underwriters a similar option to purchase up to 603,600 additional shares solely to cover over-allotments, if any. See "Underwriting." If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $192,231,400, $8,676,605 and $39,829,962, respectively.

                              ------------------

  The shares of Common Stock offered by this Prospectus are offered by the International Managers subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New York, New York on or about December 16, 1996.

                              ------------------
LEHMAN BROTHERS
              ROBERTSON, STEPHENS & COMPANY
                                         SMITH BARNEY INC.
                                                         NEEDHAM & COMPANY, INC.

December 11, 1996

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., as well as the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, Suite 1300, New York, New York. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR). The address for such site is http://www.sec.gov/edgarhp.htm.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1996, and (ii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act on October 13, 1995. All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be part of this Prospectus from the date of filing thereof.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement. The Company will provide without charge to each person to whom a copy of the Prospectus has been delivered, and who makes a written or oral request, a copy of any and all of the foregoing documents incorporated by reference in the Registration Statement (other than exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing or by telephone to the Company's executive offices, 26460 Corporate Avenue, Hayward, California 94545, telephone (510) 783-9210.

                                ----------------

  MEBES(R), CORE(R), Etec(R), the Etec logo, Polyscan, ATEQ(R) and ALTA(R) are trademarks of the Company. This Prospectus also includes trademarks and trade names of other companies.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein.

                                  THE COMPANY

  Etec Systems, Inc. ("Etec" or the "Company") is a world leader in the production of mask pattern generation equipment for the worldwide semiconductor and electronics industries. Etec designs, develops, manufactures and markets equipment that produces high precision masks, which are used to print circuit patterns onto semiconductor wafers. Etec sells its MEBES electron beam systems and its CORE and ALTA laser beam systems at prices currently ranging from approximately $3.2 million to $8.0 million each and upgrades at prices currently ranging from approximately $1.4 million to $4.5 million each. The Company also derives significant revenues from service and support of its installed base of systems. The Company believes that over 250 commercial electron beam and laser beam mask pattern generation systems are currently installed outside the former Eastern Bloc, of which 167 have been produced by Etec.

  The Company believes that advanced masks and mask pattern generation tools are strategically important to the advancement of semiconductor technology. During the second half of the 1980s and the beginning of the 1990s, the maskmaking equipment industry experienced an extended period of slow growth, primarily as a result of several advances in semiconductor production methods that sharply reduced the number of mask units required and the precision requirements for masks. The effects of these advances in production methods have largely run their course, which the Company believes has resulted in increasing mask demand. In addition, as semiconductor devices have become more complex, the semiconductor manufacturing process has become very sensitive to mask errors, requiring more complex masks and, as a result, increasingly sophisticated mask pattern generation tools.

  The Company is the only maskmaking equipment manufacturer currently offering both electron beam and laser beam systems. The Company believes that the different performance and cost characteristics of electron beam and laser beam systems satisfy the broad range of technical requirements and cost sensitivities of its customers. The Company's systems are designed to provide a low cost of ownership through high performance, reliability and ease of maintenance.

  The Company's goal is to maintain its leadership position in pattern generation for the semiconductor market and leverage its expertise to pursue other opportunities in high performance imaging. To maintain technology leadership, the Company intends to continue to work closely with major customers and seek strategic alliances with other semiconductor industry participants to identify the leading-edge requirements for semiconductor maskmaking. In addition, Etec plans to develop or acquire lithography-related products that serve other markets having technology and market links with its business, such as direct imaging and maskmaking for large-area applications. The Company also intends to continue to emphasize the compatibility of its new systems with its installed systems and to provide superior technical service and support to its customers. In February 1996, Etec Polyscan, Inc., a wholly-owned subsidiary of the Company ("Etec Polyscan"), acquired substantially all of the assets of Polyscan, Inc., a developer of laser direct imaging systems for large-area pattern generation applications. Etec Polyscan has received orders for systems, but has not yet shipped a product and has had operating losses since its inception.

  The Company's customers include merchant maskmakers such as Dai Nippon Printing Co. Ltd., DuPont Photomasks, Inc., Photronics, Inc. and Toppan Printing Company, Ltd., and semiconductor manufacturers with captive mask shops, such as International Business Machines Corporation, Intel Corporation, Samsung Electronics Co., Ltd. and Sony Corporation. The Company markets and distributes its products directly into North America, Japan, South Korea and Europe through its sales offices in California, Japan, South Korea and France. Customers in Southeast Asia, China and India are currently covered by sales representatives with assistance by the Company's sales and marketing staff in California.

                                  THE OFFERING

 Common Stock initially offered in:
  The U.S. Offering.................................  4,024,000 shares
  The International Offering........................  1,005,916 shares
    Total Common Stock offered......................  5,029,916 shares
 Common Stock offered by the Company................    500,000 shares
 Common Stock offered by the Selling Stockholders...  4,529,916 shares
 Common Stock to be outstanding after the offerings. 20,460,968 shares(1)
 Use of proceeds.................................... For capital expenditures and for general corporate
                                                     purposes including working
                                                     capital.
 Nasdaq National Market symbol...................... ETEC

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (in thousands, except per share amounts)

                                                        YEAR ENDED JULY 31,
                                                  -------------------------------
                                                    1996      1995       1994
STATEMENTS OF OPERATIONS DATA:                    --------  --------  -----------
Revenue.........................................  $145,645  $ 82,916   $ 68,710
Gross profit....................................    65,603    35,297     25,481
Write-off of in-process technology acquired(2)..     6,269       --         --
Income from operations..........................    20,663    11,403      9,576
Income before income tax (benefit) provision and
 extraordinary items............................    21,508     6,813      3,928
Net income(3)(4)................................    36,861     9,936      1,612
Net income per share(5).........................  $   2.02  $   0.68   $   0.12
Weighted average common shares(6)...............    18,296    14,594     14,008
                                                                JULY 31, 1996
                                                            ---------------------
                                                                          AS
                                                             ACTUAL   ADJUSTED(7)
BALANCE SHEET DATA:                                         --------  -----------

Cash and investments......................................  $ 68,625   $ 84,355
Working capital...........................................   111,199    126,929
Total assets..............................................   208,871    224,601
Long-term debt, less current portion......................     6,667      6,667
Total stockholders' equity................................   115,877    131,607

--------

(1) Based on shares outstanding at October 31, 1996. Does not include 1,553,154 shares issuable upon exercise of stock options outstanding at October 31, 1996 and 151,313 shares issuable upon exercise of warrants outstanding. See "Capitalization."
(2) In fiscal 1996, the Company wrote off $6.3 million of in-process technology in conjunction with its acquisition of substantially all of the assets and assumption of certain specified liabilities of Polyscan. See Note 14 of Notes to Consolidated Financial Statements.
(3) Net income in fiscal 1996 reflects a $23.0 million tax benefit realized as a result of reversing a portion of the Company's valuation allowance associated with certain deferred tax assets. See Note 7 of Notes to Consolidated Financial Statements.
(4) Net income in fiscal 1996 reflects the inclusion of an extraordinary loss of $930,000 and an extraordinary gain of $5.4 million in fiscal 1995 recorded as a result of the early extinguishment of debt. See Note 3 of Notes to Consolidated Financial Statements.
(5) Excluding the write-off of in-process technology acquired of $6.3 million, the $23.0 million tax benefit realized as a result of reversing a portion of the valuation allowance for deferred tax assets and the $930,000 extraordinary loss on early extinguishment of debt, pro forma net income for fiscal 1996 was $21.1 million or $1.15 per share. Excluding the $5.4 million gain on the early extinguishment of debt, pro forma net income for fiscal 1995 was $4.5 million or $0.31 per share. See Notes 3, 7 and 14 of Notes to Consolidated Financial Statements.
(6) Computed on the basis described in Note 1 of Notes to Consolidated Financial Statements.

(7) Adjusted to reflect the sale by the Company of the 500,000 shares of Common Stock being offered hereby at a public offering price of $33.25 per share and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds" and the issuance of 150,000 shares of Common Stock issuable upon exercise of warrants by a Selling Stockholder.

                                ----------------

  Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. The Company prepares its financial statements on the basis of a 52-53 week fiscal year. For purposes of presentation, fiscal periods are indicated as ending at calendar month- and year-ends.

                              RECENT DEVELOPMENTS

  The following table presents certain unaudited quarterly data for the quarters ended October 31, 1996 and 1995. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company. Results of operations for any quarter are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period.

                                             THREE MONTHS ENDED OCTOBER 31,
                                           -------------------------------------
                                              1996        1995      1996   1995
                                           ----------  ----------  ------ ------
                                           (IN THOUSANDS, EXCEPT    (PERCENTAGE
                                            PER SHARE AMOUNTS)      OF REVENUE)
      Revenue:
        Products.........................  $   36,402  $   17,103    81%    69%
        Services.........................       8,485       7,605    19     31
                                           ----------  ----------   ---    ---
          Total revenues.................      44,887      24,708   100%   100%
                                           ----------  ----------   ===    ===
      Gross profit.......................      20,783      10,956    46%    44%
                                           ----------  ----------   ---    ---
      Operating expenses:
        Research, development and
         engineering.....................       6,481       3,271    14     13
        Selling, general and
         administrative..................       5,895       4,453    13     18
                                           ----------  ----------   ---    ---
          Total operating expenses.......      12,376       7,724    27     31
                                           ----------  ----------   ---    ---
      Income from operations.............       8,407       3,232    19     13
      Interest expense...................        (244)       (612)   (1)    (2)
      Other income (expense), net........         794         929     2      4
                                           ----------  ----------   ---    ---
      Income before income tax provision.       8,957       3,549    20     15
      Income tax provision...............       1,973         887     4      4
                                           ----------  ----------   ---    ---
      Net income.........................  $    6,984  $    2,662    16%    11%
                                           ==========  ==========   ===    ===
      Net income per share...............  $     0.33  $     0.18
                                           ==========  ==========
      Weighted average common shares.....      21,118      14,850
                                           ==========  ==========

  On November 20, 1996, the Company announced its results for the first fiscal quarter of 1997. Revenues in the first quarter of fiscal 1997 were $44.9 million, an 82% increase over the $24.7 million reported in the first quarter of 1996, and a 6% decrease from the $47.6 million reported for the fourth quarter of 1996. One system that was originally scheduled to ship in the first quarter was delayed due to additional calibration and testing and was shipped in the second quarter. Income from operations in the first quarter was $8.4 million, a 160% increase over the $3.2 million reported in the first quarter of 1996. The increase in operating income primarily reflects increased unit shipments, increased proportion of higher margin leading edge products, partially offset by increased research, development and engineering expenses. Net income in the first quarter of 1997 increased 162% to $7.0 million, or $0.33 per share on 21.1 million weighted average shares outstanding compared with $2.7 million, or $0.18 per share on 14.9 million weighted average shares outstanding in the first quarter of 1996. Net income in the first quarter of 1997 included a $1.2 million favorable adjustment in a valuation allowance previously recorded against deferred tax assets. Excluding the deferred tax benefit, net income for the first quarter of 1997 was $5.8 million or $0.28 per share. Product backlog at October 31, 1996 was $155.9 million, a 74% increase from the $89.4 million at the end of the first quarter of fiscal 1996 and a 6% increase over the $147.6 million at July 31, 1996. See "Risk Factors--Fluctuations in Operating Results."

  To maintain its leadership position in the pattern generation equipment industry, the Company has made a strategic decision to increase its research, development and engineering expenditures significantly during fiscal 1997. These expenditures totaled $6.5 million in the first quarter of 1997 compared to $5.4 million in the fourth quarter of fiscal 1996. The Company currently expects research, development and engineering expenses, net of third-party funding, to exceed $32.0 million in fiscal 1997.

                                 RISK FACTORS

  In addition to the other information in this Prospectus or incorporated by reference herein, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below.

FLUCTUATIONS IN OPERATING RESULTS

  The Company derives most of its revenues from the sale of a small number of systems and upgrades at prices currently ranging from approximately $3.2 million to $8.0 million each for systems, and from approximately $1.4 million to $4.5 million each for upgrades. As a result, any delay in the recognition of revenue for a single system or upgrade could have a material adverse effect on the Company's results of operations for a given accounting period. Some of the Company's systems are scheduled to be shipped near the end of each quarter. Accordingly, a delay in a shipment scheduled to occur near the end of a particular quarter could materially adversely affect the Company's results of operations for that quarter. For example, a system shipment planned for the fourth quarter of fiscal 1995 was delayed due to the failure to complete factory acceptance tests prior to the end of the quarter. The revenue from that sale was not recognized in the fourth quarter of fiscal 1995 and was delayed until shipment, which occurred during the first quarter of 1996. One system originally scheduled to ship in the first quarter of fiscal 1997 was also delayed as a result of additional calibration and customer testing requirements, which adversely affected fiscal 1997 first quarter results. The system was shipped in the second quarter of fiscal 1997.

  The Company's operating results have historically been subject to significant quarterly and annual fluctuations. The Company believes that its operating results will continue to fluctuate quarterly and annually due to a variety of factors, including the cyclicality of the maskmaking and semiconductor industries, patterns of capital spending by customers, the timing of significant orders, order cancellations and shipment reschedulings, completion of new facilities by customers, market acceptance of the Company's products, fluctuations in the grant and funding of development contracts, consolidation of mask shops, unanticipated delays in design, engineering or production or in customer acceptance of product shipments, changes in pricing by the Company or its competitors, the timing of product announcements or introductions by the Company or its competitors, the mix of systems sold, the relative proportions of product revenues and service revenues, the level of sales commissions, the availability of components and subassemblies, changes in product development costs, expenses associated with acquisitions and exchange rate fluctuations. The Company's ability to ship systems included in its reported backlog by the originally scheduled shipment dates may be impacted by many of the foregoing factors. In any particular period, average gross margin per system shipped may vary significantly depending on the types of systems shipped, the specific configuration of each shipped system, and potential differences in selling prices among systems ordered at different times. Over the last eight quarters the Company's gross margin has fluctuated from approximately 39% to 47% of revenues. The Company anticipates that its gross margin will continue to fluctuate. The Company's net income and cash flow will also be affected by its ability to apply its net operating loss carryforwards ("NOLs"), which totaled approximately $23.9 million for federal income tax purposes at July 31, 1996, against taxable income in future periods. The Company's utilization of the NOLs is limited to approximately $19.0 million per fiscal year. The Company cannot predict the impact of these and other factors on its financial performance in any future period.

LIMITED MANUFACTURING CAPACITY

  The Company's systems have a large number of components and are highly complex. The Company is currently experiencing delays in manufacturing and delivering its systems and upgrades. Any inability to manufacture and ship systems or upgrades on schedule could adversely affect the Company's relationships with its customers and thereby materially adversely affect the Company's business, financial condition and results of operations. The Company must also manage variability in cycle time due to the complexity of the testing and calibration of its systems. Recently, extended testing and calibration caused a delay of a system shipment to a customer. The Company is currently investing in system test hardware and inventory as part of a program to reduce this variability. The Company's ability to predict accurate shipment dates depends on the success of this program. The Company's ability to reduce the variance in cycle time is limited given the complexity of the manufacturing process, the lengthy lead times necessary to obtain critical components and the need for highly skilled personnel. The failure of the Company to keep pace with customer demand could lead to extensions of delivery times, which could deter customers from placing additional orders, and could adversely affect product quality. In an effort to keep pace with customer demand and to shorten delivery times, the Company is outsourcing significant subassemblies, partnering to reduce lead times on critical components and attempting to standardize its bills of materials. Additionally, the Company is attempting to attract additional skilled personnel. There can be no assurance that these efforts will be successful in increasing the Company's manufacturing capacity. In any event, the Company's ability to manage its manufacturing cycle time and increase its manufacturing capacity will continue to be subject to significant factors outside of its control.

  The Company conducts all of its manufacturing activities at its leased facilities in Hayward, California, Beaverton, Oregon and Tucson, Arizona. The Company's Hayward campus is located in a seismically active area. Although the Company maintains business interruption insurance, a major catastrophe (such as an earthquake or other natural disaster) at the Hayward or Beaverton sites could result in a prolonged interruption of the Company's business. All of the Company's electron beam systems are produced in Hayward, and all of its CORE and ALTA laser beam systems are produced in Beaverton. Neither facility is equipped to produce the type of system produced by the other.

CYCLICALITY OF THE MASKMAKING AND SEMICONDUCTOR INDUSTRIES

  The Company's operating results depend on capital expenditures by maskmakers, which in turn depend on the current and anticipated demand for masks, integrated circuits made from masks and products that use such integrated circuits. Although the semiconductor industry has experienced significant growth in recent years, there can be no assurance that such growth will be sustained. The semiconductor industry is currently experiencing a period of cyclical downturn, including excess manufacturing capacity in certain product areas. The ratio of semiconductor orders to shipments (the "book-to-bill" ratio) for U.S.-based semiconductor manufacturers, as reported by the Semiconductor Industry Association, was less than one during the period from January to September 1996 and returned to a ratio greater than one in October 1996. Moreover, the overall semiconductor industry has been and is likely to continue to be cyclical with periods of oversupply. A downturn in the demand for semiconductors would likely reduce the demand for masks and could reduce the demand for the Company's maskmaking equipment. The Company's ability to reduce expenses in response to any such downturn is limited by its need for continued investment in research and development and in customer service and support. Previous downturns in capital investment by the maskmaking industry have materially adversely affected the Company's business, financial condition and results of operations in prior periods, and future downturns may have similar material adverse effects. In addition, due to changes in semiconductor manufacturing technology, at times the demand for maskmaking equipment has been depressed while the demand for semiconductor devices has remained strong. A downturn in demand for maskmaking equipment would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Industry Background."

IMPORTANCE OF NEW PRODUCTS; RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON PRODUCT DEVELOPMENT

  The semiconductor industry in general, and the maskmaking industry in particular, are characterized by rapid technological change and evolving industry standards. As a result, the Company must continue to enhance its existing products and to develop, manufacture and successfully introduce new products and upgrades with improved capabilities. This has required and will continue to require substantial investments in research and development by the Company to advance a number of state-of-the-art technologies. Continuous investments in research and development will also be required to respond to the emergence of new mask technologies, such as optical proximity correction ("OPC") and phase shift mask ("PSM") technologies. The failure to develop, manufacture and market new products, or to enhance existing products, would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's competitors can be expected to continue to develop and introduce new and enhanced products, any of which could cause a decline in market acceptance of the Company's products or a reduction in the Company's margins as a result of intensified price competition.

  Changes in mask or semiconductor manufacturing processes could also have a material adverse effect on the Company's business, financial condition and results of operations. The Company anticipates continued changes in semiconductor and pattern generation technologies and processes, which may include the development of product or process technologies that extend the useful lives of previously sold maskmaking tools. For example, the Company's sales were materially adversely affected for several years from the mid-1980s to the early 1990s due to the introduction of "5X" reduction steppers. See "Business--Industry Background." There can be no assurance that the Company will be able to develop, manufacture and sell products that respond adequately to such changes.

  The Company's success in developing and selling new and enhanced products depends upon a variety of factors, including accurate prediction of future customer requirements, introduction of new products on schedule, market acceptance of new products and systems, cost-effective manufacturing and product performance in the field. The Company's new product decisions and development commitments must anticipate the equipment needed to satisfy the requirements for lithography processes three or more years in advance of sales. Any failure to predict accurately customer requirements and to develop new generations of products to meet those requirements would have a sustained material adverse effect on the Company's business, financial condition and results of operations. New product transitions could adversely affect sales of existing systems, and product introductions could contribute to quarterly fluctuations in operating results as orders for new products commence and orders for existing products decline. In addition, any technical or manufacturing difficulties with these products or systems would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or systems or enhancements of existing products.

DEPENDENCE ON KEY SUPPLIERS; AVAILABILITY OF CRITICAL COMPONENTS

  The Company does not maintain any long-term supply agreements with any of its suppliers, and the majority of the critical components and subassemblies included in the Company's products are obtained from sole source suppliers or a limited group of suppliers. The manufacture of certain components and subassemblies is very complex and requires long lead times. The Company's systems cannot be produced without certain sole sourced, critical components. Alternative suppliers for many of these components may not be readily available, and no substantial increase in the number of alternative suppliers is anticipated. In addition, the Company intends to rely to an increasing degree on outside suppliers because of their specialized expertise in component fabrication and subsystem assembly. However, some of the Company's suppliers may be unwilling or unable to produce sufficient volumes of key components to keep pace with the demand for the Company's systems and upgrades, or to permit the Company to provide customers with an adequate supply of spare parts.

  The Company's reliance on a limited group of suppliers, and particularly on sole source suppliers, involves several risks, including the potential inability to obtain an adequate supply of components and reduced control over pricing and delivery time. To date, the Company has generally been able to obtain adequate, timely delivery of critical subassemblies and components, although it has experienced occasional delays. Due to occasional shortfalls in supply, the Company has from time to time attempted to develop and manufacture critical parts and subassemblies. In addition, the Company is attempting to modify product designs to avoid the use of currently obsolete electronic components. For example, certain components in the Company's MEBES systems were designed for the MEBES system architecture, which was developed over 20 years ago. In addition, the ALTA data path and portions of the CORE system contain components that have been or are being discontinued due to obsolescence. There can be no assurance that delays or shortages caused by suppliers will not occur in the future or that the Company will be successful in developing critical components internally or in modifying product designs to avoid the use of obsolete components. Any inability to obtain adequate, timely deliveries of subassemblies and components could prevent the Company from meeting scheduled shipment dates, which would damage relationships with current and prospective customers and materially adversely affect the

Company's business, financial condition and results of operations. Future shortages of components from these limited sources could also require the Company to expend resources on internal parts development and production or to alter product designs, which could have a material adverse effect on the Company's business and results of operations. See "Business--Manufacturing."

CONCENTRATION OF CUSTOMERS; LIMITED CONCURRENT SELLING OPPORTUNITIES

  Historically, the Company has sold a significant proportion of its systems to a limited number of customers. Sales to the Company's ten largest customers accounted for approximately 76%, 74% and 76% of total revenues in fiscal 1996, fiscal 1995 and fiscal 1994, respectively. Sales to the largest customer during those periods accounted for approximately 17%, 14% and 13% of total revenues, respectively. Opportunities for new system sales are episodic, because the number of captive and merchant mask shops worldwide is limited and each mask shop has historically purchased at most one or two pattern generation tools per year. As a particular customer completes a new or expanded facility or production line, sales to that customer may decrease sharply. The failure to replace such sales with sales to other customers in succeeding periods would have a material adverse effect on the Company's business, financial condition and results of operations. The Company expects that sales to relatively few customers will continue to account for a high percentage of the Company's revenues in any accounting period in the foreseeable future. A reduction in orders from any such customer or the cancellation of any significant order could have a material adverse effect on the Company's business, financial condition and results of operations. None of the Company's customers has entered into a long-term agreement requiring it to purchase the Company's products. See "Business--Customers."

DEPENDENCE ON KEY EMPLOYEES; MANAGEMENT OF GROWTH

  The Company's operating results will depend significantly upon the continued contributions of its officers and key management, engineering, manufacturing, marketing, customer support and sales personnel, many of whom would be difficult to replace. The Company does not have an employment agreement with any of its employees or maintain key person life insurance with respect to any employee. The loss of any key employee could have a material adverse effect on the Company's business, financial condition and results of operations. Employees of the Company are currently required to enter into a confidentiality agreement as a condition of their employment. However, these agreements do not expressly prohibit the employees from competing with the Company after leaving its employ, and certain of its former employees currently provide services or technical support to the Company's customers or for its competitors.

  The Company's operating results will depend in significant part upon its ability to attract and retain other qualified management, engineering, manufacturing, marketing, customer support and sales personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The failure to attract and retain such personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

  Certain of the Company's senior management have joined the Company in recent years. The Company's ability to compete effectively and to execute its strategies will depend in part upon its ability to integrate these and future new managers into its operations. The Company continues to require additional managerial and technical personnel due to its recent growth, and occasional delays in filling key positions have placed additional burdens on existing personnel. There can be no assurance that the Company will be successful in attracting and retaining qualified managerial and technical personnel sufficient to meet its requirements. See "Business--Employees" and "Management."

  The recent growth in the Company's sales and expansion of its operations has placed a considerable strain on its management, financial, manufacturing and other resources and has required the Company to implement and improve a variety of operating, financial and other systems, procedures and controls. The Company is currently implementing a new management information system which will impact almost all phases of the Company's operations (i.e., planning, manufacturing, finance and accounting). This system is currently scheduled to become operational in the third quarter of fiscal 1997. There can be no assurance that the Company will not experience problems, delays or unanticipated additional costs in implementing the new system or in the use of its existing system which could have a material adverse effect on the Company's business, financial condition and results of operations, particularly in the quarter in which the new system is brought online. Further, there can be no assurance that any existing or new systems, procedures or controls will be adequate to support the Company's operations or that its systems, procedures and controls will be designed, implemented or improved in a cost-effective and timely manner. Any failure to implement, improve and expand such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations.

ACQUISITIONS; ETEC POLYSCAN

  The Company's business strategy includes expanding its product lines and markets through internal product development and acquisitions. See "Business-- Strategy." Any acquisition may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, potential reductions in income due to losses incurred by the acquired business, and amortization expense related to intangible assets acquired, any of which could materially adversely affect the Company's financial condition and results of operations. For example, in the third quarter of fiscal 1996, the Company wrote off $6.3 million of in-process technology relating to the acquisition of substantially all of the assets of Polyscan described below. Any acquisition will involve numerous risks, including difficulties in the assimilation of the acquired company's operations and products, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company's key employees. To date, the Company has had limited experience in integrating businesses operating in markets other than semiconductor maskmaking equipment.

  In February 1996, Etec Polyscan, Inc., a wholly-owned subsidiary of the Company ("Etec Polyscan"), acquired substantially all of the assets and assumed certain liabilities of Polyscan, a development-stage company based in Tucson, Arizona that designs and develops laser direct imaging systems for printed circuit board and multi-chip module applications, for 350,000 shares of the Company's Common Stock. Etec Polyscan has received orders but has not yet shipped a product and has had operating losses since its inception. The Company expects that Etec Polyscan will continue to have operating losses. The Company has never operated in the market segments targeted by Etec Polyscan. The Company's failure to integrate Etec Polyscan's technology into the Company's product development strategy, or Etec Polyscan's inability to complete its obligations under development contracts and to manufacture and market its products, may have a material adverse effect on the Company's business. There can be no assurance that the Company will be able to integrate Etec Polyscan into its current business operations or will be able to integrate Etec Polyscan's technology into the Company's product development strategy or to market and sell Etec Polyscan's products successfully, or that the Etec Polyscan business will ever become profitable. There can be no assurance of the effect of any future acquisition on the Company's business or operating results.

COMPETITION

  The maskmaking equipment industry is highly competitive. The Company currently experiences competition worldwide from a number of foreign and domestic manufacturers, including Hitachi, Ltd. ("Hitachi") and Japan Electron Optical Laboratory ("JEOL"). Most of the Company's competitors have substantially greater financial resources than the Company and extensive engineering, manufacturing, marketing and customer service and support capabilities. Some competitors have entered into strategic relationships or alliances with leading semiconductor manufacturers. In particular, the Company believes that Japanese competitors such as Hitachi and JEOL have long-standing collaborative relationships with Japanese and other Asian semiconductor manufacturers. Several industry consortia have been formed in Japan to promote the development of maskmaking and direct write technology. Because of the significant investment required to install and integrate maskmaking equipment, the Company also believes that many customers rely upon a single maskmaking equipment vendor for multiple generations of equipment, making it difficult to achieve significant sales to a particular customer once a competitor's system has been selected.

  The Company's competitors can be expected to continue to improve the design and performance of their current products and processes and to introduce new products and processes with improved price and performance characteristics. Product introductions and enhancements by the Company's present or future competitors could cause a significant decline in sales or loss of market acceptance of the Company's systems, intensify price competition or otherwise make the Company's systems or technology obsolete or noncompetitive. In addition to competition from companies employing lithography technologies currently in volume production, the Company believes that it may face competition from companies employing new technologies, such as the cell projection technology that is currently under development. In addition, the Company's MEBES, CORE and ALTA systems all use a raster scanning writing method. Currently, despite the throughput advantage of vector scanning for some types of integrated circuit designs, the Company believes that raster scanning has a competitive advantage over vector scanning due to its greater accuracy. If changes in integrated circuit manufacturing or in customer requirements were to make vector scanning systems more attractive, the Company's raster scanning products could be subjected to more intense competition from vector scanning systems. There can be no assurance that competitive pressures will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business-- Competition."

RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS

  Sales to customers in countries other than the United States accounted for 45%, 44% and 43% of revenues in fiscal 1996, fiscal 1995 and fiscal 1994, respectively, with an additional 21%, 16% and 10% of revenues, respectively, attributable to sales in the United States for shipment abroad. In particular, sales of systems delivered in Japan accounted for 29%, 14% and 16% of revenues in fiscal 1996, fiscal 1995 and fiscal 1994, respectively. The Company anticipates that international sales will continue to account for a significant portion of revenues for the foreseeable future. Sales and operations outside of the United States are subject to certain inherent risks, including fluctuations in the value of the U.S. dollar relative to foreign currencies, tariffs, quotas, taxes and other market barriers, political and economic instability, restrictions on the export or import of technology, potentially limited intellectual property protection, difficulties in staffing and managing international operations and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition or results of operations. In particular, although the Company's international sales are primarily denominated in U.S. dollars, currency exchange fluctuations in countries where the Company does business could materially adversely affect the Company's business, financial condition and results of operations, by rendering the Company less price-competitive than foreign manufacturers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Customers" and "Business-- Sales and Marketing."

HEALTH AND SAFETY REGULATIONS AND STANDARDS

  The Company's products and worldwide operations are subject to numerous governmental regulations designed to protect the health and safety of operators of manufacturing equipment. In particular, recent European Union ("EU") regulations relating to electromagnetic fields, electrical power and human exposure to laser radiation require Certificate Europa ("CE") mark certification for shipments of laser beam and electron beam products into the EU. Prior EU regulations in this area have required the Company to modify its systems for shipment to Europe. The Company's CORE and ALTA systems currently comply with the EU regulations which became effective in January 1996. However, further EU regulations in this area are scheduled to become effective in January 1997 and the Company's systems will not comply with such regulations on that date. The Company is currently pursuing product design activities to obtain CE mark certification for its CORE and ALTA laser beam systems and for its next generation of MEBES products, but no such activities are currently planned with respect to the MEBES 4500. No assurance can be given that the Company will obtain such certification. If the Company is unable to comply with these EU regulations, the Company may be barred from selling its products to its customers in member countries of the EU. A disruption in or loss of sales to the Company's European customers could adversely affect the Company's customer relationships and results of operations. In addition, numerous domestic semiconductor manufacturers and independent mask shops, including certain of the Company's customers, have subscribed to voluntary health and safety standards. The Company believes that its products currently comply with all material governmental health and safety regulations, except for the EU regulations described above, and with the voluntary industry standards currently in effect. In part because the future scope of these and other regulations and standards cannot be predicted, there can be no assurance that the Company will be able to comply with any future regulation or industry standard. Noncompliance could result in governmental restrictions on sales or reductions in customer acceptance of the Company's products. Compliance may also require significant product modifications, potentially resulting in increased costs and impaired product performance.

LENGTHY SALES CYCLE

  Installing and integrating maskmaking equipment requires a substantial investment by a customer. In addition, customers often require a significant number of product presentations and demonstrations, as well as substantial interaction with the Company's senior management, before reaching a sufficient level of confidence in the system's performance characteristics and compatibility with the customer's target applications. Accordingly, the Company's systems typically have a lengthy sales cycle during which the Company may expend substantial funds and management time and effort with no assurance that a sale will result. See "Business--Sales and Marketing."

FUTURE CAPITAL NEEDS

  The development, manufacture and marketing of pattern generation systems are highly capital intensive. The Company has budgeted approximately $34.0 million for capital expenditures in fiscal 1997, approximately $10.0 million of which the Company intends to finance through operating leases. The Company expects that the proceeds of this offering, together with anticipated cash flow from operations, existing cash balances and availability under its revolving credit facility, will satisfy its cash requirements for at least the next twelve months. To the extent that such cash resources are insufficient to fund the Company's activities, additional funds will be required. There can be no assurance that additional financing will be available on reasonable terms or at all. If additional capital is raised through the sale of additional equity or convertible debt securities, dilution to the Company's stockholders could occur. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REDUCED COOPERATIVE DEVELOPMENT FUNDING

  The Company's research and development efforts have historically received significant funding from governmental and quasi-governmental agencies, such as the Advanced Research Projects Agency ("ARPA") and SEMATECH, Inc. ("SEMATECH"), a consortium of U.S. semiconductor manufacturers, and from the private sector. Aggregate funding from all such sources amounted to approximately $725,000, $7.3 million and $16.1 million in fiscal 1996, fiscal 1995 and fiscal 1994, respectively. Governmental funding of the Company's development activities has declined precipitously in recent periods, and the Company and SEMATECH ended their most recent cooperative development agreement during the past year. Future funding from governmental, quasi-governmental and private sources is uncertain, and there can be no assurance that any such funding will be available to the Company. Accordingly, the Company anticipates that its net research and development expenditures will continue to increase over at least the next two years and is currently expected to exceed $32.0 million in fiscal 1997. See "Business--Product Development."

PATENTS AND OTHER INTELLECTUAL PROPERTY

  The Company currently holds 47 United States patents expiring on various dates from 1999 through 2012, and holds corresponding patents and applications in several foreign countries for the more important of such patents. The Company also has four pending U.S. patent applications and over 40 pending foreign patent applications. There can be no assurance that any of the Company's patent applications will be allowed or that any of the allowed applications will be issued as patents. Certain important aspects of the Company's systems depend upon licenses granted by third parties. In particular, the basic technological architecture for MEBES, the

Company's family of electron beam systems, was licensed to the Company by AT&T. This license is non-exclusive, and similar licenses could be granted to potential competitors. Although the Company believes that significant development efforts would be necessary to generate a commercial production tool from the basic technology covered by this license, there can be no assurance that competitors will not be able to utilize this technology to develop products that could reduce the Company's sales of MEBES systems, accessories and upgrades. In addition, certain rights relating to laser beam technology have been licensed from Patlex Corporation and SEMATECH. The Company's electron beam and laser beam systems also incorporate software and hardware licensed from other third parties. If the Company's licenses were invalidated or terminated, or if their scope became subject to dispute, the Company's business could be adversely affected. The Company also relies on trade secrets and proprietary technology that it seeks to protect through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets or proprietary technology will not otherwise become known to or independently developed by others. Overall, while the Company intends to protect its intellectual property rights vigorously, there can be no assurance that any patents or other rights held by or licensed to the Company will not be challenged, invalidated or circumvented, or that protracted and costly litigation will not be necessary to enforce the Company's patents and other intellectual property rights.

  Semiconductor-related industries have experienced substantial litigation regarding patent and other intellectual property rights. As is typical in the industry, the Company has from time to time received, and may in the future receive, communications from third parties alleging infringements of patents and other intellectual property rights. No assurance can be given that additional infringement claims by third parties will not be asserted. In the future, protracted litigation may be necessary to defend the Company against alleged infringement of others' rights. Any such litigation, even if ultimately successful in defense of the Company, could result in substantial cost and diversion of time and effort by management, which by itself could have a material adverse effect on the Company's business, financial condition and results of operations. Further, adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities (including treble damages under certain circumstances), require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its systems, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Patents and Other Proprietary Rights."

ENVIRONMENTAL REGULATIONS

  The Company is subject to a variety of governmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances. The Company believes that it is currently in compliance in all material respects with such regulations and that it has obtained or is in the process of obtaining all material environmental permits necessary to conduct its business. Nevertheless, the failure to comply with current or future regulations could result in substantial fines being imposed on the Company, suspension of production, alteration of its manufacturing process or cessation of operations. Such regulations could require the Company to acquire expensive remediation or abatement equipment or to incur substantial expenses to comply with environmental regulations. Any failure by the Company to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject the Company to significant liabilities.

  In 1990, several monitoring wells were installed on the site of the Company's headquarters in Hayward, California to monitor levels of Freon 113, Dichloroethene (1, 1--DCE), Trichloroethene and Chloroform in groundwater under the site. On June 1, 1995, an environmental consulting firm recommended to the California Regional Water Quality Board (the "Water Quality Board") that groundwater monitoring at the site be discontinued, and on July 19, 1995 the Water Quality Board agreed in writing with this recommendation. The Company subsequently discontinued monitoring at the site. However, there can be no assurance that the Water Quality Board or any other governmental agency will not require additional monitoring or remediation at the Hayward site in the future.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial numbers of shares of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. In addition to the 5,029,916 shares to be sold in this offering and the 9,832,500 shares sold in the Company's prior public offerings, approximately 2,623,600 shares are eligible for immediate sale in the public market. Commencing January 20, 1997, upon the expiration of lock-up agreements, approximately 2,042,500 additional shares will be eligible for immediate sale in the public market pursuant to Rule 144 or Rule 701, subject in some cases to compliance with certain volume limitations under Rule 144. Officers and directors of the Company holding 383,730 shares (including shares issuable upon exercise of options within 60 days of October 31, 1996) have agreed not to sell, directly or indirectly, any shares owned by them for a period of 90 days from the date of this Prospectus. Holders of an aggregate of approximately 2,445,000 shares of Common Stock and warrants to purchase 7,000 shares of Common Stock have rights under certain circumstances to request that the Company register their shares for future sale. See "Shares Eligible for Future Sale" and "Underwriting."

VOLATILITY OF STOCK PRICE

  Since the Company's initial public offering in October 1995, the price of the Company's Common Stock has fluctuated widely, with sales prices on the Nasdaq National Market ranging from $7.75 to $39.50. The Company believes that factors such as announcements of developments related to the Company's business, such as delays in shipments, fluctuations in the Company's operating results, failure to meet securities analysts' expectations, general conditions in the maskmaking and semiconductor industries and the worldwide economy, announcements of technological innovations, new systems or product enhancements by the Company or its competitors, fluctuations in the level of cooperative development funding, acquisitions, changes in governmental regulations, developments in patents or other intellectual property rights and changes in the Company's relationships with customers and suppliers could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the market for small capitalization stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company's Common Stock.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 500,000 shares of Common Stock being offered by the Company are estimated to be approximately $15.5 million ($39.4 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses. The Company anticipates using a portion of the net proceeds of this offering for capital expenditures, including the purchase of testing equipment, upgrading manufacturing facilities and improvements to the Company's management information systems, and for general corporate purposes, including working capital and the funding of research and development efforts. The Company may also use a portion of the net proceeds of this offering to acquire businesses, technology or products that complement its business, although it currently has no commitments or agreements with respect to any such transaction. Pending such uses, the Company intends to invest the net proceeds in short-term, investment grade, interest-bearing securities.

  The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "ETEC" since October 24, 1995. The following table sets forth the range of quarterly high and low closing sale prices of the Common Stock as reported on the Nasdaq National Market.

      FISCAL 1996                                                  HIGH   LOW
      -----------                                                 ------ ------
      First Quarter (from October 24, 1995)...................... $11.00 $10.00
      Second Quarter.............................................  13.75   8.00
      Third Quarter..............................................  24.75  10.75
      Fourth Quarter.............................................  37.00  17.25
      FISCAL 1997
      -----------
      First Quarter.............................................. $38.25 $23.13
      Second Quarter (through December 10, 1996).................  36.25  25.41

  On December 10, 1996, the closing price for the Company's Common Stock as reported on the Nasdaq National Market was $33.375. As of October 21, 1996, there were approximately 390 holders of record of the Company's outstanding Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid dividends on its capital stock and does not anticipate paying any dividends in the foreseeable future. The Company currently intends to retain its earnings, if any, for the development of its business. Currently, the Company and its subsidiaries are prohibited from paying dividends under the terms of the Company's $30.0 million financing facility. In addition, the lease of the Company's Hayward, California property restricts the Company from paying cash dividends under certain conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of October 31, 1996, and as adjusted to reflect the sale by the Company of the 500,000 shares of Common Stock offered hereby after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds."

                                                            OCTOBER 31, 1996
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Current maturities of long-term debt(1).................. $  3,333   $  3,333
                                                          ========   ========
Long-term debt, less current portion(1).................. $  5,833   $  5,833
                                                          --------   --------
Stockholders' equity:
  Preferred Stock, par value $0.01 per share; 10,000,000
   shares authorized; no shares issued and outstanding...      --         --
  Common Stock, par value $0.01 per share; 30,000,000
   shares authorized; 19,810,968 shares issued and
   outstanding, actual; 20,460,968 shares issued and
   outstanding, as adjusted(2)...........................      198        205
  Warrants...............................................    1,031        631
  Additional paid-in capital.............................  150,722    166,845
Cumulative translation adjustment........................     (112)      (112)
Accumulated deficit......................................  (28,500)   (28,500)
                                                          --------   --------
    Total stockholders' equity...........................  123,339    139,069
                                                          --------   --------
      Total capitalization............................... $129,172   $144,902
                                                          ========   ========

--------
(1) See Note 3 of Notes to Consolidated Financial Statements for a description of the Company's term note payable.
(2) Excludes 839,915 shares of Common Stock reserved for issuance and available for grant or sale under the Company's 1990 Executive Stock Plan, 1990 Employee Stock Option Plan, 1994 Employee Stock Option Plan, 1995 Omnibus Incentive Plan, 1995 Employee Stock Purchase Plan and 1995 Directors' Stock Option Plan and certain nonstatutory stock option agreements, under which there were options outstanding to purchase an aggregate of 1,545,921 shares of Common Stock as of October 31, 1996. Also excludes warrants outstanding to purchase 301,313 shares of Common Stock at October 31, 1996. As adjusted excludes the same except includes 150,000 shares of Common Stock issuable upon the exercise of warrants by a Selling Stockholder in connection with this offering.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data as of and for each of the years in the two-year period ended July 31, 1996 and the statement of operations data for the year ended July 31, 1994 are derived from financial statements of the Company included herein that have been audited by Price Waterhouse LLP, independent accountants. The balance sheet data for the year ended July 31, 1994 and the selected consolidated financial data for the fiscal years ended July 31, 1993 and 1992 are derived from financial statements not included herein. The data set forth below are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                            YEAR ENDED JULY 31,
                                 ----------------------------------------------
                                   1996     1995     1994      1993      1992
                                 --------  -------  -------  --------  --------
                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
Revenue:
  Products.....................  $112,940  $51,395  $40,731  $ 31,650  $ 41,819
  Services.....................    32,705   31,521   27,979    26,932    26,769
                                 --------  -------  -------  --------  --------
                                  145,645   82,916   68,710    58,582    68,588
                                 --------  -------  -------  --------  --------
Cost of revenue:
  Cost of products.............    56,632   27,015   25,559    25,450    32,682
  Cost of services.............    23,410   20,604   17,670    16,488    17,655
                                 --------  -------  -------  --------  --------
                                   80,042   47,619   43,229    41,938    50,337
                                 --------  -------  -------  --------  --------
Gross profit...................    65,603   35,297   25,481    16,644    18,251
                                 --------  -------  -------  --------  --------
Operating expenses:
  Research, development and
   engineering.................    17,402   10,497    5,102    11,034     9,472
  Selling, general and
   administrative (1)..........    21,269   13,397   10,803    10,049    25,331
  Write-off of in-process
   technology acquired (1)(2)..     6,269      --       --        --     10,600
                                 --------  -------  -------  --------  --------
                                   44,940   23,894   15,905    21,083    45,403
                                 --------  -------  -------  --------  --------
Income (loss) from operations..    20,663   11,403    9,576    (4,439)  (27,152)
Interest expense...............    (1,824)  (4,238)  (5,115)   (5,880)   (5,277)
Other income (expense), net....     2,669     (352)    (533)      410    (1,116)
                                 --------  -------  -------  --------  --------
Income (loss) before income tax
 (benefit) provision and
 extraordinary items...........    21,508    6,813    3,928   (9,909)   (33,545)
Income tax (benefit) provision.   (16,283)   2,289    2,316     1,500     1,296
                                 --------  -------  -------  --------  --------
Income (loss) before
 extraordinary items...........    37,791    4,524    1,612   (11,409)  (34,841)
Extraordinary (loss) gain on
 early extinguishment of debt..      (930)   5,412      --        --        --
                                 --------  -------  -------  --------  --------
Net income (loss) (3)(4).......    36,861    9,936    1,612   (11,409)  (34,841)
Accretion of mandatorily
 redeemable convertible
 preferred stock...............     1,078    3,092    2,946     2,740     2,541
                                 --------  -------  -------  --------  --------
Net income (loss) attributable
 to Common Stockholders........  $ 35,783  $ 6,844  $(1,334) $(14,149) $(37,382)
                                 ========  =======  =======  ========  ========
Per share data:
  Income (loss) before
   extraordinary items.........  $   2.07  $  0.31  $  0.12  $  (0.94) $  (2.86)
  Extraordinary items..........     (0.05)    0.37      --        --        --
                                 --------  -------  -------  --------  --------
  Net income (loss) (5)........  $   2.02  $  0.68  $  0.12  $  (0.94) $  (2.86)
                                 ========  =======  =======  ========  ========
Weighted average common shares
 (6)...........................    18,296   14,594   14,008    12,168    12,167
                                 ========  =======  =======  ========  ========

                                                 JULY 31,
                               ------------------------------------------------
                                 1996      1995      1994      1993      1992
                               --------  --------  --------  --------  --------
                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and investments.........  $ 68,625  $ 23,638  $  6,571  $  7,234  $  1,919
Working capital..............   111,199    23,215     6,184     9,942    18,764
Total assets.................   208,871    85,984    62,782    66,151    76,793
Long-term debt, less current
 portion.....................     6,667    16,866    31,251    46,573    49,377
Minority interest............        --        --     7,711     7,093     5,632
Mandatorily redeemable
 convertible preferred stock.        --    76,397    54,362    44,317    41,577
Accumulated deficit..........   (35,484)  (71,267)  (78,111)  (76,777)  (62,628)
Total stockholders' equity
 (deficit) ..................   115,877   (67,415)  (76,341)  (75,575)  (61,700)

--------
(1) In fiscal 1992, the Company wrote off $10.6 million of in-process technology in conjunction with its purchase of ATEQ and recorded a $10.2 million charge related to the write-off of certain inventory and assets.
(2) In fiscal 1996, the Company wrote off $6.3 million of in-process technology in conjunction with its acquisition of substantially all of the assets and certain specified liabilities of Polyscan. See Note 14 of Notes to Consolidated Financial Statements.
(3) Net income in fiscal 1996 reflects a $23.0 million tax benefit realized as a result of reversing a portion of the Company's valuation allowance associated with certain deferred tax assets. See Note 7 of Notes to Consolidated Financial Statements.
(4) Net income in fiscal 1996 reflects the inclusion of an extraordinary loss of $930,000 and an extraordinary gain of $5.4 million in fiscal 1995 recorded as a result of the early extinguishment of debt. See Note 3 of Notes to Consolidated Financial Statements.
(5) Excluding the write-off of in-process technology acquired of $6.3 million, the $23.0 million tax benefit realized as a result of reversing a portion of the valuation allowance for deferred assets and the $930,000 extraordinary loss for the early extinguishment of debt, pro forma net income for fiscal year 1996 was $21.1 million or $1.15 per share. Excluding the $5.4 million gain on the early extinguishment of debt, pro forma net income for fiscal 1995 was $4.5 million or $0.31 per share. See Notes 3, 7 and 14 of Notes to Consolidated Financial Statements.
(6) Computed on the basis described in Note 1 of Notes to Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus or incorporated by reference herein.

OVERVIEW

  Etec designs, develops, manufactures, markets and services electron beam and laser beam mask pattern generation equipment for the semiconductor industry. Etec was incorporated in 1989 to effect a leveraged buyout (the "LBO") in 1990 of the former Electron Beam Technology Division of Perkin-Elmer, which was itself the continuation of a business commenced in 1970. In November 1991, the Company purchased ATEQ Corporation, a supplier of laser beam maskmaking systems. In February 1996, the Company acquired substantially all of the assets and assumed certain specified liabilities of Polyscan, Inc., a developer of laser direct imaging systems for large-area pattern generation applications.

  During calendar 1993, the Company hired its current Chief Executive Officer and other members of senior management. Thereafter, the new management team focused on reducing overhead, achieving manufacturing efficiencies and improving the Company's operating and capital structure, while continuing to develop and market its electron beam and laser beam systems. Through management's efforts, the Company improved its margins and restructured its capitalization, thereby reducing debt and interest expense. Revenues increased in fiscal 1996, 1995 and 1994, reflecting an upturn in the maskmaking industry and the Company's introduction of new products.

  The Company completed its initial public offering of Common Stock (the "IPO") in October 1995 and another offering in June 1996. Proceeds to the Company after deducting underwriting discounts and commissions (before deducting offering expenses) from the combined issuances totaled approximately $58.7 million. Concurrent with the offering in June 1996, the Company completed a private placement of Common Stock with Intel Corporation. The proceeds of this private placement amounted to $10.0 million.

  The Company derives most of its revenues from the sale of a relatively small number of systems at prices currently ranging from approximately $3.2 million to $8.0 million. As a result, any delay in the recognition of revenue for a single system or upgrade could have a material adverse effect on the Company's results of operations for a given accounting period. For example, a system shipment planned for the fourth quarter of fiscal 1995 was delayed due to the failure to complete factory acceptance tests prior to the end of the quarter. The revenue from that sale was not recognized in the fourth quarter of fiscal 1995 and was delayed until completion of factory acceptance tests, which occurred during the first quarter of fiscal 1996. More recently, one system originally scheduled to ship in the first quarter of fiscal 1997 was also delayed as a result of additional calibration and testing requested by the customer. The system was shipped in the second quarter of fiscal 1997. The Company generally recognizes product revenue upon shipment. A provision for installation costs and estimated future warranty costs is recorded at the time revenue is recognized. Systems typically carry a one-year warranty. The Company's service contracts typically have a stated duration of one year, subject to renewal at the customer's option. Service revenue is deferred and recognized on a straight-line basis over the period of service.

  Sales to customers in countries other than the United States accounted for 45%, 44% and 43% of total revenues in fiscal 1996, 1995 and 1994, respectively, with an additional 21%, 16% and 10% of total revenues, respectively, attributable to sales in the United States for shipment abroad. The Company's international sales are primarily denominated in U.S. dollars. To date, transactions conducted in currencies other than U.S. dollars, and net monetary assets and liabilities denominated in currencies other than U.S. dollars, have not presented significant currency exchange exposure except as discussed in Note 1 to Notes to Consolidated Financial Statements. Accordingly, the Company has not entered into hedging transactions. The Company actively monitors its foreign exchange exposure and plans to take appropriate action to reduce its foreign exchange risk, if such risk becomes significant.

  At July 31, 1996, the Company had remaining net operating loss carryforwards ("NOLs") of approximately $23.9 million for federal tax purposes. These carryforwards, if not utilized to offset future taxable income, expire at various dates through the year 2009. Additionally, under the Tax Reform Act of 1986, the amount of the benefit from NOLs may be impaired or limited in certain circumstances, including a cumulative stock ownership change of more than 50% over a three-year period. The completion of the Company's public offering in June 1996 resulted in a cumulative change in ownership of the Company in excess of 50% and, as a consequence, the utilization of NOLs is limited to approximately $19.0 million per fiscal year.

  During fiscal 1995, management undertook actions to reduce a substantial portion of the Company's long-term indebtedness, including the sale and leaseback of its campus in Hayward, California and the repayment of $6.0 million in respect of senior notes, the exchange of $19.7 million of senior subordinated debt and accrued interest for preferred stock and convertible subordinated debt, the acquisition of the minority interest in its Japanese subsidiary in exchange for Series E Preferred Stock and cash, and the elimination of ATEQ's minority stockholders through a short-form merger. The conversion of the senior subordinated debt into preferred stock and convertible debt resulted in an extraordinary gain of approximately $5.4 million, which was recorded in the fourth quarter of fiscal 1995. All outstanding series of preferred stock were converted into Common Stock upon the consummation of the IPO.

  The following table sets forth certain consolidated statement of operations data as a percentage of total revenue and the gross margin data as a percentage of product revenue and service revenue for products and services for the years ended July 31, 1996, 1995 and 1994:

                                                                 YEAR ENDED
                                                                  JULY 31,
                                                               ----------------
                                                               1996  1995  1994
                                                               ----  ----  ----
   Revenue:
     Products................................................   78%   62%   59%
     Services................................................   22    38    41
                                                               ---   ---   ---
        Total revenues.......................................  100%  100%  100%
                                                               ===   ===   ===
   Gross margin..............................................   45%   43%   37%
                                                               ---   ---   ---
   Operating expenses:
     Research, development and engineering...................   12    13     7
     Selling, general and administrative.....................   15    16    16
     Write-off of in-process technology acquired.............    4   --    --
                                                               ---   ---   ---
        Total operating expenses.............................   31    29    23
                                                               ---   ---   ---
   Income from operations....................................   14    14    14
   Interest expense..........................................   (1)   (5)   (7)
   Other income (expense), net...............................    2    (1)   (1)
                                                               ---   ---   ---
   Income before income tax (benefit) provision, and
    extraordinary items......................................   15     8     6
   Income tax (benefit) provision............................  (11)    3     3
                                                               ---   ---   ---
   Income before extraordinary items.........................   26%    5%    3%
                                                               ===   ===   ===
   Gross margin data:
     Products................................................   50%   47%   37%
                                                               ===   ===   ===
     Services................................................   28%   35%   37%
                                                               ===   ===   ===

  See "Recent Developments" for a brief description of the Company's first quarter fiscal 1997 results.

YEARS ENDED JULY 31, 1996 AND JULY 31, 1995

  Revenue. Revenues are primarily comprised of sales of MEBES, CORE and ALTA systems, accessories and upgrades, and sales of technical support, maintenance and other services. Product revenue increased 120% to $112.9 million from $51.4 million for the years ended July 31, 1996 and 1995, respectively. This increase reflects the sale of eleven additional systems, higher average selling prices, changes in product mix toward a higher-priced product (the MEBES 4500) introduced in the fourth quarter of fiscal 1995, offset by a reduction in the sales of upgrades and accessories of approximately $8.3 million.

  Service revenue increased 4% to $32.7 million from $31.5 million for the years ended July 31, 1996 and 1995, respectively, due primarily to price increases on service contracts and an increase in the number of systems serviced.

  Gross Profit. The Company's gross profit on product revenue increased 131% to $56.3 million from $24.4 million for the years ended July 31, 1996 and 1995, respectively. Product gross margins increased to 50% at July 31, 1996 from 47% for the year ended at July 31, 1995. Increased gross profit and the accompanying increased gross margin percentages were due to an increase in volume, which includes a shift towards shipments with generally higher selling prices as well as efficiencies from improvements in manufacturing.

  The Company's gross profit on service revenue decreased 15% to $9.3 million from $10.9 million for the years ended July 31, 1996 and 1995, respectively. Gross margin on service revenue was 29% and 35% for the years ended July 31, 1996 and 1995, respectively. The decreases in gross profit and gross margins reflect an investment in service personnel and training to support the growing installed base. The Company expects that such costs will continue to increase with the result being further erosion of service margins.

  Research, Development and Engineering. Research, development and engineering expenses, net of third-party funding under cooperative development agreements, increased to $17.4 million, representing 12% of revenue, from $10.5 million, representing 13% of revenue, for the years ended July 31, 1996 and 1995, respectively. This increase primarily reflects a reduction in third-party funding. For the years ended July 31, 1996 and 1995, $725,000 and $6.1 million, respectively, of funds received under the cooperative development agreements were applied against research, development and engineering expenses. Excluding these cost reimbursements, gross research, development and engineering spending was $18.1 million and $16.6 million in each of the years ended July 31, 1996 and 1995, respectively. The increase in gross spending is primarily attributable to the advanced procurement of materials for the Company's current development projects. Due to the Company's commitment to product development, net research, development and engineering expenses, net of third-party funding, are expected to increase in future periods. Research, development and engineering expenses, net of third-party funding are currently expected to be in excess of $32.0 million in fiscal 1997.

  The Company's success in developing and selling new and enhanced products depends upon a variety of factors, including accurate prediction of future customer requirements three or more years in advance of sales, introduction of new products on schedule, cost-effective manufacturing and product performance in the field. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or enhancements of existing products.

  Selling, General and Administrative. Selling, general and administrative expenses increased to $21.3 million, representing 15% of revenue, from $13.4 million, representing 16% of revenue, for the years ended July 31, 1996 and 1995, respectively. The increase in selling, general and administrative expenses was partially due to rent associated with the leaseback of facilities previously owned, market development fees on certain laser beam systems sold in Asia, additional costs associated with becoming a public company, increased profit sharing, and costs associated with an increase in hiring.

  The Company was party to certain cooperative development agreements that provided partial funding of general and administrative costs associated with research and development projects. For the year ended July 31, 1995, $1.2 million of the funding received under these agreements was offset against selling, general and administrative expenses. Excluding these cost reimbursements, gross selling, general and administrative spending was $14.6 million for the year ended July 31, 1995. No such funding was offset against selling, general and administrative expenses for the year ended July 31, 1996.

  Write-Off of In-Process Technology Acquired. In the third quarter of fiscal 1996, the Company acquired substantially all of the assets and assumed certain specified liabilities of Polyscan, Inc. in exchange for 350,000 shares of the Company's Common Stock. The excess of the purchase price over the fair value of the net assets of $6.3 million was allocated to in-process technology acquired that, because of the uncertainty as to realization, the Company wrote off in the third quarter of fiscal 1996.

  Interest Expense. Interest expense for the years ended July 31, 1996 and 1995 was $1.8 million and $4.2 million, respectively. This decrease in interest expense reflects the following: (i) the repayment during the second half of fiscal 1995 of approximately $6.0 million of senior secured debt in conjunction with the February 1995 sale and leaseback of the Company's Hayward campus; (ii) the exchange in July 1995 of approximately $19.7 million of senior subordinated notes and accrued interest for 105,641 shares of mandatorily redeemable convertible preferred stock (which were converted into Common Stock on completion of the IPO), plus approximately $3.6 million of senior subordinated convertible notes (which were repaid in the first quarter of fiscal 1996); (iii) the repayment of approximately $9.3 million of senior secured notes during the first half of fiscal 1996; and (iv) the repayment of the remaining senior secured notes during the fourth quarter of fiscal 1996 and the refinancing of such debt at a lower interest rate.

  Other Income (Expense), Net. Other income was $2.7 million of income for the year ended July 31, 1996. Included in other income is approximately $1.8 million of interest earned on the investment of the proceeds from the IPO, as well as $846,000 of transaction gains on the redemption of the minority interest in Etec Japan (which was denominated in yen), in the first quarter of fiscal 1996.

  Income Tax (Benefit) Provision. During the year ended July 31, 1996, the Company recognized a $23.0 million income tax benefit as a result of releasing a portion of the valuation allowance previously recorded against its deferred tax assets. Management's evaluation of the recoverability of the Company's deferred tax assets is based in part upon the current product backlog and the Company's proven ability to increase manufacturing capacity. Management has fully reserved deferred tax assets that would be realized, if at all, more than one year in the future. Because of the uncertainty of realization, management will continue to evaluate the recoverability of the Company's deferred tax assets. The Company recorded a benefit for income taxes for the year ended July 31, 1996 of $16.3 million and a provision for income taxes for the year ended July 31, 1995 of $2.3 million, primarily reflecting taxes payable by the Company's foreign subsidiaries and the $23.0 million income tax benefit in fiscal 1996.

  Extraordinary Loss on Early Extinguishment of Debt. During the year ended July 31, 1996, the Company paid $18.7 million of its 10.65% senior secured notes before their due dates. As a result of this repayment, which repaid the senior secured notes in full, the Company recorded an extraordinary loss of approximately $930,000 related to unamortized debt issuance costs.

YEARS ENDED JULY 31, 1995 AND JULY 31, 1994

  Revenue. Product revenue increased 26% to $51.4 million from $40.7 million for the years ended July 31, 1995 and 1994, respectively. This increase reflected generally higher selling prices, a change in product mix towards higher-priced MEBES IV systems and sales of upgrades and accessories, which grew as a percentage of total revenue.

  Service revenue increased 13% to $31.5 million from $28.0 million for the years ended July 31, 1995 and 1994, respectively, due primarily to favorable exchange rates on foreign service contracts and generally higher service activity.

  Gross Profit. The Company's gross profit on product revenue increased 61% to $24.4 million from $15.2 million for the years ended July 31, 1995 and 1994, respectively. The increase in gross profit on product revenue was due to an increase in product revenue and a higher gross margin on product revenue, which increased to 47% from 37% for the year ended July 31, 1995 compared to the year ended July 31, 1994. This increase is primarily attributable to higher margins earned on MEBES IV, MEBES 4000 and MEBES 4500 systems, generally higher selling prices for the Company's products, increased manufacturing efficiencies and increased sales of upgrades and accessories that generally have higher gross margins than new systems. Additionally, gross margin was favorably impacted for the year ended July 31, 1994 by the sale of two systems that the Company had previously capitalized as demonstration and test equipment and fully amortized in prior fiscal years. Excluding the sale of these systems, gross margin for the year ended July 31, 1994 was approximately 32%.

  The Company's gross profit on service revenue increased 6% to $10.9 million from $10.3 million for the years ended July 31, 1995 and 1994, respectively. Gross margin on service revenue was 35% and 37% for the years ended July 31, 1995 and 1994, respectively. The decrease in margin reflects an increase in maintenance costs for MEBES III tools.

  Research, Development and Engineering. Research, development and engineering expenses, net of third-party funding, increased to $10.5 million, representing 13% of revenue, from $5.1 million, representing 7% of revenue, for the years ended July 31, 1995 and 1994, respectively. This increase primarily reflects an increase in the proportion of such expenses not funded by third parties. For the years ended July 31, 1995 and 1994, $6.1 million and $13.9 million, respectively, of funds received under cooperative development agreements were applied against research, development and engineering expenses. Excluding these cost reimbursements, gross research, development and engineering spending was $16.6 million and $19.0 million for the years ended July 31, 1995 and 1994, respectively. The decrease in gross spending of $2.4 million primarily reflects engineering personnel being reallocated to manufacturing activities in the year ended July 31, 1995 due primarily to the winding down of a cooperative development program and manufacturing activities associated with new product introductions.

  Selling, General and Administrative. Selling, general and administrative expenses increased to $13.4 million, representing 16% of revenue, from $10.8 million, representing 16% of revenue, for the years ended July 31, 1995 and 1994, respectively. The increase in selling, general and administrative expenses was partially due to rent and professional fees resulting from the consummation of the sale and leaseback transaction in February 1995. In addition, bonuses, sales commissions and other sales expenses were greater in the year ended July 31, 1995, due to increased sales volume and profitability.

  For the years ended July 31, 1995 and 1994, respectively, $1.2 million and $2.2 million of the funding received under cooperative development agreements was offset against selling, general and administrative expenses. Excluding these cost reimbursements, gross selling, general and administrative spending was $14.6 million and $13.0 million for the years ended July 31, 1995 and 1994, respectively.

  Interest Expense. Interest expense for the years ended July 31, 1995 and 1994 was $4.2 million and $5.1 million, respectively, and resulted from the substantial debt incurred to finance the LBO. Interest expense decreased as a result of the repayment of approximately $6.0 million of senior secured debt in conjunction with the 1995 sale and leaseback transaction.

  Other Income (Expense), Net. Other income (expense), net, was $352,000 and $533,000 for the years ended July 31, 1995 and 1994, respectively. Included in other income (expense), net, for the years ended July 31, 1995 and 1994 is $527,000 and $462,000, respectively, of minority interest in earnings of a subsidiary.

  Income Tax Provision. The Company recorded provisions for income taxes for each of the years ended July 31, 1995 and 1994 of $2.3 million, respectively. These provisions primarily reflect taxes payable by the Company's foreign subsidiaries. Taxes otherwise due in the United States have been almost completely offset by net operating loss carryforward benefits.

  Extraordinary Gain on Early Extinguishment of Debt. During the year ended July 31, 1995, the Company recorded an extraordinary gain of approximately $5.4 million when the holders of the Company's senior subordinated notes payable and mandatorily redeemable convertible preferred stock exchanged approximately $7.1 million and $12.6 million of their senior subordinated notes and accrued interest for 40,251 and 65,390 shares, respectively, of Series B mandatorily redeemable convertible preferred stock and approximately $1.6 million and $2.0 million, respectively, of senior subordinated notes payable.

  The following table presents certain unaudited quarterly data for the eight quarters ended July 31, 1996, and such data expressed as a percentage of total revenue and the gross margin data as a percentage of product revenue and service revenue for products and services for such quarters. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company. Results of operations for any quarter are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period.

                                                        QUARTER ENDED
                          -------------------------------------------------------------------------------
                          JULY 31,  APRIL 30,  JAN. 31,  OCT. 31,  JULY 31,  APRIL 30, JAN. 31,  OCT. 31,
                            1996      1996       1996      1995      1995      1995      1995      1994
                          --------  ---------  --------  --------  --------  --------- --------  --------
                                                       (IN THOUSANDS)
Revenue:
  Products..............  $38,957   $ 33,358   $23,522   $17,103   $13,252    $12,910  $12,630   $12,603
  Services..............    8,653      8,364     8,083     7,605     8,619      8,767    7,194     6,941
                          -------   --------   -------   -------   -------    -------  -------   -------
                           47,610     41,722    31,605    24,708    21,871     21,677   19,824    19,544
                          -------   --------   -------   -------   -------    -------  -------   -------
Cost of revenue:
  Products..............   19,026     16,399    12,826     8,381     6,259      6,987    7,063     6,706
  Services..............    6,616      5,875     5,548     5,371     5,938      5,222    4,968     4,476
                          -------   --------   -------   -------   -------    -------  -------   -------
                           25,642     22,274    18,374    13,752    12,197     12,209   12,031    11,182
                          -------   --------   -------   -------   -------    -------  -------   -------
Gross profit:
  Products..............   19,931     16,959    10,696     8,722     6,993      5,923    5,567     5,897
  Services..............    2,037      2,489     2,535     2,234     2,681      3,545    2,226     2,465
                          -------   --------   -------   -------   -------    -------  -------   -------
                           21,968     19,448    13,231    10,956     9,674      9,468    7,793     8,362
                          -------   --------   -------   -------   -------    -------  -------   -------
Operating expenses:
  Research, development
   and engineering......    5,411      5,152     3,568     3,271     3,545      2,551    2,124     2,277
  Selling, general and
   administrative.......    6,296      5,749     4,771     4,453     4,203      3,543    2,736     2,915
  Write-off of in-
   process technology
   acquired.............      --       6,269       --        --        --         --       --        --
                          -------   --------   -------   -------   -------    -------  -------   -------
                           11,707     17,170     8,339     7,724     7,748      6,094    4,860     5,192
                          -------   --------   -------   -------   -------    -------  -------   -------
Income from operations..   10,261      2,278     4,892     3,232     1,926      3,374    2,933     3,170
Interest expense........     (362)      (338)     (512)     (612)     (869)    (1,028)  (1,146)   (1,195)
Other income (expense),
 net....................      526        543       671       929       138       (188)     (19)     (283)
                          -------   --------   -------   -------   -------    -------  -------   -------
Income before income tax
 (benefit) provision and
 extraordinary items....   10,425      2,483     5,051     3,549     1,195      2,158    1,768     1,692
Income tax (benefit)
 provision..............   (5,220)   (13,213)    1,263       887       689        620      500       480
                          -------   --------   -------   -------   -------    -------  -------   -------
Income before extraordi-
 nary items.............   15,645     15,696     3,788     2,662       506      1,538    1,268     1,212
Extraordinary (loss)
 gain on early
 extinguishment of debt.     (630)       --       (300)      --      5,412        --       --        --
                          -------   --------   -------   -------   -------    -------  -------   -------
Net income..............  $15,015   $ 15,696   $ 3,488   $ 2,662   $ 5,918    $ 1,538  $ 1,268   $ 1,212
                          =======   ========   =======   =======   =======    =======  =======   =======
PERCENTAGE OF REVENUE:
Revenue:
  Products..............       82%        80%       74%       69%       61%        60%      64%       64%
  Services..............       18         20        26        31        39         40       36        36
                          -------   --------   -------   -------   -------    -------  -------   -------
                              100%       100%      100%      100%      100%       100%     100%      100%
                          =======   ========   =======   =======   =======    =======  =======   =======
Gross margin............       46%        47%       42%       44%       44%        44%      39%       43%
                          -------   --------   -------   -------   -------    -------  -------   -------
Operating expenses:
  Research, development
   and engineering......       11         12        11        13        16         12       10        12
  Selling, general and
   administrative.......       13         14        15        18        19         16       14        15
  Write-off of in-
   process technology
   acquired.............      --          15       --        --        --         --       --        --
                          -------   --------   -------   -------   -------    -------  -------   -------
                               24         41        26        31        35         28       24        27
                          -------   --------   -------   -------   -------    -------  -------   -------
Income from operations..       22          6        16        13         9         16       15        16
Interest expense........       (1)        (1)       (2)       (3)       (4)        (5)      (6)       (6)
Other income (expense),
 net....................        1          1         2         4       --          (1)     --         (1)
                          -------   --------   -------   -------   -------    -------  -------   -------
Income before income tax
 (benefit) provision and
 extraordinary items....       22          6        16        14         5         10        9         9
Income tax (benefit)
 provision..............      (11)       (32)        4         4         3          3        3         3
                          -------   --------   -------   -------   -------    -------  -------   -------
Income before extraordi-
 nary items.............       33         38        12        10         2          7        6         6
Extraordinary (loss)
 gain on early
 extinguishment of debt.       (1)       --         (1)      --         25        --       --        --
                          -------   --------   -------   -------   -------    -------  -------   -------
Net income..............       32%        38%       11%       10%       27%         7%       6%        6%
                          =======   ========   =======   =======   =======    =======  =======   =======
Gross margin data:
  Products..............       51%        51%       45%       51%       53%        46%      44%       47%
                          =======   ========   =======   =======   =======    =======  =======   =======
  Services..............       24%        30%       31%       29%       31%        40%      31%       36%
                          =======   ========   =======   =======   =======    =======  =======   =======

  The Company's operating results have historically been subject to significant quarterly and annual fluctuations. The Company believes that its operating results will continue to fluctuate on a quarterly and annual basis due to a variety of factors, including the cyclicality of the maskmaking and semiconductor industries, the timing of significant orders, order cancellations, shipment reschedulings, completion of new facilities by customers, market acceptance of the Company's products, fluctuations in the grant and funding of development contracts, consolidation of mask shops, unanticipated delays in design, engineering or production or in customer acceptance of product shipments, changes in pricing by the Company or its competitors, the timing of product announcements or introductions by the Company or its competitors, the mix of systems sold, the relative proportions of product revenues and service revenues, the level of sales commissions, changes in product development costs, expenses associated with acquisitions and exchange rate fluctuations. The Company's ability to ship systems included in its reported backlog by the originally scheduled shipment dates may be impacted by many of the foregoing factors. The Company's net income and cash flow will also be affected by its ability to apply its NOLs, which totaled approximately $23.9 million for federal income tax purposes at July 31, 1996, against taxable income in future periods. As a result of a change in ownership of more than 50% following the Company's offering in June 1996, the Company's utilization of its NOLs is limited to approximately $19.0 million per fiscal year. The Company cannot predict the impact of these and other factors on its financial performance in any future period. See "Risk Factors--Fluctuations in Operating Results."

  Over the last eight quarters, the Company's product revenues have fluctuated primarily as a result of the timing of shipments and the number and mix of systems sold in a particular quarter. The Company expects that such fluctuations will continue in the future. For example, the Company had expected to ship a system in the fourth quarter of fiscal 1995, which, as a result of delays in factory acceptance, did not ship until the first quarter of fiscal 1996. In addition, one system originally scheduled for shipment in the first quarter of 1997 was also delayed due to additional calibration and testing. Product revenues increased significantly from the fourth quarter of fiscal 1995 to the fourth quarter of fiscal 1996, due primarily to increases in shipments and average selling prices and changes in the product mix. Included in cost of products in the fourth quarter of fiscal 1995 is the reversal of a $500,000 reserve taken in a prior period related to the installation of a machine. In the fourth quarter of fiscal 1995, the Company satisfied all of its outstanding obligations pertaining to this installation and reversed the excess reserve.

  Service revenues and margins have fluctuated primarily due to changes in exchange rates, growth in the installed base of systems, occasional relocations of systems and other non-recurring service events and changes in service contract rates. Service margins declined in the fourth quarter of 1996, in part due to the write-off of $400,000 in developmental customer support software. Service revenues and gross margin on services increased significantly in the third and fourth quarter of fiscal 1995 primarily as a result of favorable exchange rates on foreign service contracts and the relocation of two customers' systems to different facilities. As the Company continues to invest in service personnel and training to support the growing installed base of systems, it anticipates that service margins will decline.

  Research, development and engineering expenses increased significantly in the third and fourth quarters of fiscal 1996 due to a reduction in the amount of activities funded by third parties, an increase in procurement of materials for the Company's development programs and research and development expenses incurred at Etec Polyscan, Inc. Due to the Company's commitment to product development, net research, development and engineering expenses are expected to increase in future periods. In addition, research and development expenses may fluctuate as a result of the timing of the receipt of materials used in development activities. The Company's contribution to net research, development and engineering increased commencing in the fourth quarter of fiscal 1995 due to reductions in cooperative development funding from third parties.

  Selling, general and administrative expenses increased significantly in the third and fourth quarters of fiscal 1996 due to increased expenses for market development fees for laser beam system sales in Asia, increased profit-sharing and the costs associated with being a public company. Selling, general and administrative expenses increased significantly in the third and fourth quarters of fiscal 1995, primarily as a result of increased bonuses and sales commissions as well as increased professional fees.

  In the third and fourth quarters of fiscal 1996, the Company evaluated the recoverability of its deferred tax assets and recognized $15.4 million and $7.6 million of income tax benefits as a result of releasing a portion of the valuation allowance previously recorded against its deferred tax assets. Management's evaluation of the recoverability of the Company's deferred tax assets is based upon the current product backlog and its ability to increase manufacturing capacity. Management has fully reserved deferred tax assets that may be realized beyond one year, because of the uncertainty of realization, and management will continue to evaluate the recoverability of the Company's deferred tax assets.

  Included in the fourth quarter of fiscal 1996 is an extraordinary loss of $630,000 recorded as a result of the early extinguishment of the remaining balance of senior secured debt. Included in the second quarter of fiscal 1996 is an extraordinary loss of $300,000 recorded as a result of the early extinguishment of $5.0 million of senior secured debt. Included in the fourth quarter of fiscal 1995 is an extraordinary gain of $5.4 million recorded as a result of the early extinguishment of $19.7 million of subordinated notes payable and accrued interest. See Note 3 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  Since the beginning of fiscal 1994, the Company has financed its cash needs primarily with cash from operations, approximately $11.0 million in net receipts from the sale and leaseback of the Company's Hayward, California campus in fiscal 1995, $58.7 million from the Company's IPO and an additional offering in fiscal 1996, and $10.0 million from a private placement with Intel Corporation.

  The Company spent approximately $11.7 million for net capital expenditures in fiscal 1996 primarily to purchase testing and other equipment, upgrade its manufacturing facilities and implement an enterprise-wide business software system and has budgeted approximately $34.0 million for capital expenditures in fiscal 1997, approximately $10.0 million of which the Company intends to finance through operating leases.

  In April 1996, the Company commenced construction of a 60,000 square foot administrative building at its Hayward, California campus, and is financing the construction with available cash. As of July 31, 1996, the Company had expended $1.4 million related to the new facility. Estimated costs at completion are $5.0 million. The Company intends to sell the new facility upon completion in the second quarter of fiscal 1997 to the landlord of its current facility and enter into a leasing arrangement for a period of fifteen years.

  As of July 31, 1996, the Company had cash and cash equivalents and marketable securities of $68.6 million. The Company believes that the net proceeds from this offering, together with existing sources of liquidity including cash flow from operations and its $20.0 million revolving credit facility, will provide adequate cash to fund its operations for at least the next twelve months.

 Cash Flows from Operations

  Net cash provided by operations for the fiscal years ended July 31, 1996, 1995 and 1994 was $3.5 million, $9.1 million and $3.6 million, respectively.

  Cash flows from operations in fiscal 1996 primarily reflected net income of $36.9 million, decreased by noncash items (which include $23.6 million of deferred taxes, partially offset by an extraordinary loss on early extinguishment of debt of $930,000, the write-off of in-process technology acquired of $6.3 million, and depreciation and amortization of $1.6 million), increases in accounts receivable of $15.7 million and inventory of $25.4 million, increases in other assets of $579,000 and increases in accounts payable and accrued and other liabilities of $23.1 million.

  Cash flows from operations in fiscal 1995 primarily reflected net income of $9.9 million, decreased by noncash items (which include an extraordinary gain of $5.4 million, partially offset by depreciation and amortization of $3.0 million), increases in accounts receivable, inventory, other assets and accrued and other liabilities of $14.7 million and decreases in accounts payable of $1.2 million.

  Cash flows from operations in fiscal 1994 primarily reflected net income of $1.6 million, increased by noncash items (which include depreciation and amortization of $3.8 million), decreases in inventory of $7.9 million, increases in accounts receivable of $4.7 million and decreases in accounts payable and accrued and other liabilities of $4.1 million.

  Fluctuations in accounts receivable, inventory and current liabilities for all of the above periods were caused primarily by the timing of system orders, the timing of shipments, customer requested delivery dates and the timing of payments to vendors. The significant increase in inventory during fiscal 1996 was due primarily to increases in material purchases and work-in-process to meet scheduled production.

  Prior to the shipment of a system, the Company receives payment for a significant portion of the system sales price. Such payments are generally received when the Company receives an order and at various agreed upon times when the system is being manufactured. Therefore, the amount of customer advances received fluctuates based on the number of systems that are on order and depends on the status of each system within the manufacturing cycle. Advances from customers increased significantly to $24.1 million at July 31, 1996 from $12.9 million at July 31, 1995 because the Company's backlog for products increased to $147.6 million from $65.2 million. See "Business-- Backlog."

 Financing and Investing Activities

  During fiscal 1995, the Company sold its headquarters campus located in Hayward, California for approximately $11.0 million. The Company leased back the property for an initial term of fifteen years and has options to renew the lease for four five-year periods. In August 1996, the Company restructured the existing sale and leaseback arrangement and refunded $2.6 million of the original purchase price to its landlord and received a reduction in its annual rent from $1.4 million to $1.0 million and certain other consideration. See
Note 15 of Notes to Consolidated Financial Statements.

  Net cash provided by financing activities for fiscal 1996 and fiscal 1995 was $56.2 million and $162,000, respectively, and net cash used in financing activities for fiscal 1994 was $2.3 million. During fiscal 1996, the Company raised approximately $58.7 million before offering expenses in connection with its IPO and an additional public offering and $10.0 million in a private placement with Intel Corporation.

  During fiscal 1996, the Company repaid $18.7 million of its senior secured indebtedness, $8.8 million of which was extinguished with $10.0 million of unsecured replacement financing from another lender, and repaid $3.6 million of senior subordinated notes out of the proceeds of the IPO. During fiscal 1995 and fiscal 1994, the Company repaid $6.0 million and $600,000, respectively, of its senior secured notes. During fiscal 1994, the Company repaid $8.0 million of a bank loan and other notes payable. During fiscal 1996, fiscal 1995 and fiscal 1994, the Company received interim financing on foreign sales of $159,000, $6.2 million and $507,000, respectively.

  On May 24, 1996, the Company entered into a $30.0 million financing facility with a major financial institution, which includes a $20.0 million two-year revolving credit facility and a $10.0 million three-year term note. Indebtedness under the revolving credit facility and term note is unsecured and bears interest at the London Interbank Offered Rate (5.91% on July 31,
1996) plus 1.25%. The terms of the financing facility require the Company to comply with certain financial and restrictive covenants, including maintenance of certain financial ratios and minimum net worth criteria, restrictions on the incurrence of indebtedness and certain dividend restrictions. On May 31, 1996, the Company drew down the $10.0 million term note to repay in full its senior secured notes. No amounts have been drawn to date under the revolving credit facility.

  In June 1995, the Company entered into a loan agreement with Polyscan, whereby the Company provided financing to Polyscan. The loan bore interest at prime plus 3% and the balance of $1.8 million was due on January 31, 1996. During February 1996, Polyscan repaid $600,000 to the Company, and Etec Polyscan acquired substantially all of the assets and assumed certain specified liabilities of Polyscan in exchange for 350,000 shares of the Company's Common Stock. Etec Polyscan also assumed Polyscan's obligation to repay the outstanding loan in the amount of approximately $1.2 million.

                                   BUSINESS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus or incorporated by reference herein.

INTRODUCTION

  Etec Systems, Inc. ("Etec" or the "Company") is a world leader in the production of mask pattern generation equipment for the worldwide semiconductor and electronics industries. Etec designs, develops, manufactures and markets equipment that produces high precision masks, which are used to print circuit patterns onto semiconductor wafers. Etec sells its MEBES electron beam systems and its CORE and ALTA laser beam systems at prices currently ranging from approximately $3.2 million to $8.0 million each and upgrades at prices currently ranging from approximately $1.4 million to $4.5 million each. The Company also derives significant revenues from service and support of its installed base of systems. The Company believes that over 250 commercial electron beam and laser beam mask pattern generation systems are currently installed outside the former Eastern Bloc, of which 167 have been produced by Etec.

  The Company is the only maskmaking equipment manufacturer currently offering both electron beam and laser beam systems. The Company believes that the different performance and cost characteristics of electron beam and laser beam systems satisfy the broad range of technical requirements and cost sensitivities of its customers. The Company's systems are designed to provide a low cost of ownership through high performance, reliability and ease of maintenance.

  The Company's goal is to maintain its leadership position in pattern generation for the semiconductor market and leverage its expertise to pursue other opportunities in high performance imaging. To maintain technology leadership, the Company intends to continue to work closely with major customers and seek strategic alliances with other semiconductor industry participants to identify the leading-edge requirements for semiconductor maskmaking. In addition, Etec plans to develop or acquire lithography-related products that serve other markets having technology and market links with its business, such as direct imaging and maskmaking for large-area applications. The Company also intends to continue to emphasize the compatibility of its new systems with its installed systems and to provide superior technical service and support to its customers. In February 1996, Etec Polyscan, Inc., a wholly-owned subsidiary of the Company ("Etec Polyscan"), acquired substantially all of the assets of Polyscan, a developer of laser direct imaging systems for large-area pattern generation applications. Etec Polyscan has received orders for systems, but has not yet shipped a product and has had operating losses since its inception.

  The Company's customers include merchant maskmakers such as Dai Nippon Printing Co. Ltd., DuPont Photomasks, Inc., Photronics, Inc. and Toppan Printing Company, Ltd., and semiconductor manufacturers with captive mask shops, such as International Business Machines Corporation, Intel Corporation, Samsung Electronics Co., Ltd. and Sony Corporation. The Company markets and distributes its products directly into North America, Japan, South Korea and Europe through its sales offices in California, Japan, South Korea and France. Customers in Southeast Asia, China and India are currently covered by sales representatives with assistance by the Company's sales and marketing staff in California.

INDUSTRY BACKGROUND

 MASKMAKING IN THE SEMICONDUCTOR INDUSTRY

  According to industry analysts' estimates, worldwide semiconductor sales increased from approximately $77 billion in 1993 to $102 billion in 1994 and to $144 billion in 1995. The semiconductor industry is currently experiencing a cyclical downturn and industry analysts expect that worldwide semiconductor sales will decrease in 1996, although unit shipments are expected to continue to increase. The increase in demand is driven by growth in traditional markets for semiconductors such as computers, networking, telecommunications and other advanced electronics applications, as well as the proliferation of semiconductor devices into new products and markets such as cellular telephones, pagers, automobiles, medical products, household appliances and other consumer products.

  Masked wafer lithography is the predominant method for high-volume semiconductor device manufacturing. Masked wafer lithography utilizes a "mask," which is a physical master image of the circuit pattern written by a pattern generating tool onto a chrome layer on a quartz substrate with extremely high precision and resolution. In the mask writing process, the circuit design data are converted to pattern data and used to control an electron or laser beam, which exposes the circuit pattern onto a resist covering the opaque chrome layer of the mask. After developing the mask resist, the chrome layer is permanently etched into the pattern of the mask.

  The mask, which is conceptually similar to a negative in photography, is used in photolithography tools (called "steppers" or "aligners") to make numerous copies of the pattern image on semiconductor wafers. This reproduction is typically accomplished by transferring light through the mask onto a thin, photosensitive polymer or "photoresist" that is spread over the surface of the wafer. Those areas of the photoresist that have been exposed to light are then dissolved by chemical developers, and the exposed areas are etched. Successive steps of deposition, lithography and etch create the multiple pattern layers of conductive, semiconductor and insulating material that make up the millions of transistors designed into a single semiconductor. See diagram below. The pattern reproduction process performed by a stepper or aligner can be automated for very high rates of wafer processing, which allows the device manufacturer to reduce its wafer printing costs.

                [DIGITIZED ART OF ETEC SYSTEMS SEMICONDUCTORx]

  An alternative to masked semiconductor lithography, direct write lithography, prints the circuit pattern directly onto a semiconductor wafer without using a mask. The wafer direct write method has historically suffered from throughput limitations that have severely reduced its usefulness for high-volume, commercial device manufacturing.

 THE MASKMAKING MARKET

  The maskmaking industry is comprised of "merchant" suppliers selling to a variety of semiconductor manufacturers, and "captive" mask shops of semiconductor manufacturers producing almost exclusively for their own requirements. The demand for mask pattern generation tools is primarily driven by advances in technology requiring more precise and more complex masks and by increases in mask unit volumes. Mask average selling prices ("ASPs") and unit sales began to grow in 1994. Accordingly, maskmakers' sales and profitability began to rise significantly in 1994. This contributed to stronger demand for mask pattern generation equipment. According to VLSI Research, worldwide mask pattern generation equipment revenues increased by 28% from 1994 to 1995, and are projected to increase by 65% from 1995 to 1996, and by 36% from 1996 to 1997.

  Currently, the Company believes that maskmakers are substantially increasing their investment in new mask pattern generation tools to meet increased capacity requirements and to create more complex, higher resolution masks required for next generation integrated circuits. However, from 1984 to 1993, several advances in semiconductor production methods sharply reduced the number of mask units required and the precision requirements for masks. These changes caused slow mask unit growth and low mask prices throughout that period.

 The Maskmaking Market From 1984 to 1993

  The market for masks and maskmaking equipment experienced an extended period of slow growth during the second half of the 1980s and the beginning of the 1990s. Rose Associates, a market research firm, estimates that from 1984 to 1993, worldwide mask revenues grew by approximately 50%, from $740 million to $1.1 billion, while sales of semiconductors nearly tripled, from approximately $26 billion to approximately $77 billion. Thus, the estimated size of the mask market declined from 3.5% of the semiconductor market in 1984 to 1.4% in 1993. Over the same period, sales of maskmaking equipment were relatively flat. The Company believes that this period of limited growth in the market for masks and maskmaking equipment resulted from several factors, including the following:

     Introduction of Reduction Steppers. During the late 1970s and early 1980s, the predominant semiconductor lithography technology was projection aligners that used masks with features the same size as the features printed on the wafer ("1X" masks). In the mid-1980s, the semiconductor industry made the transition to reduction steppers that used masks with features five times larger than the features printed on the wafer ("5X" masks). This resulted in a significant relaxation of mask specifications because mask errors were reduced by the 5X demagnification of the mask pattern.

     The relaxation of mask specifications extended the life of the existing mask pattern generation systems, which were developed for 1X masks for the pilot production of 1.2 micron devices beginning in the mid-1980s. The less rigorous specifications allowed these mask pattern generators to be used through the production of 0.8 micron devices, well into 1994, when the production of 0.5 micron devices began to accelerate. No significant technical requirement existed during that period to increase the demand for new pattern generation equipment.

     Adoption of Software Design Tools. The introduction of computer-aided design ("CAD") and other software tools for design automation and simulation in the mid-1980s reduced the number of mask iterations required to create a working integrated circuit. Before the advent of design automation and simulation, the creation of a production-worthy device design would typically require several mask iterations. This trial-and-error process supported mask demand. Design automation and simulation reduced the number of iterations required to produce a commercially usable mask, typically to no more than two. This reduced the demand for masks, which contributed to a depressed level of investment in maskmaking equipment.

     Introduction of Pellicles. A "pellicle" is a thin, transparent membrane suspended over the mask surface on a frame mounted to the mask. The pellicle increases semiconductor manufacturing yields by preventing airborne particles from falling onto the surface of the mask and printing as defects on the wafer. Since their introduction in the early 1980s, pellicles have significantly reduced the need to clean the masks used in production, thus substantially extending the life of a mask. Accordingly, the introduction of pellicles significantly reduced the number of masks required in high-volume semiconductor device manufacturing. This reduction in mask demand adversely affected investment in maskmaking equipment.

 The Maskmaking Market After 1993

  The Company believes that the factors restraining the maskmaking industry's growth from the mid-1980s through the early 1990s have dissipated in recent years. The reduction in semiconductor linewidths to 0.5 micron and below has exceeded the capabilities of pattern generation systems designed in the early 1980s, even with the demagnification provided by 5X reduction steppers. In addition, the impact of CAD tools and pellicles on mask demand should not be as great as when they were first introduced in the 1980s. The Company believes that, because these historical factors have largely run their course, the demand for masks and maskmaking equipment will tend to be more closely correlated with semiconductor demand.

  In addition, the Company believes that increased complexity in semiconductor devices has recently contributed to higher demand for complex masks and for increased sophistication in maskmaking equipment. Future device generations are expected to require feature sizes beyond the optical resolution limit of existing photolithography equipment. In order to print these patterns with conventional masks, integrated circuit manufacturers would have to incur significant capital expenses to retool their facilities with new steppers with shorter wavelength illumination sources and new resist and other processes. New mask technologies such as phase shift masks and optical proximity correction are expected to extend the optical resolution of existing photolithography equipment, delaying the investment required for new steppers and the associated process equipment.

  Although device complexity was also increasing during the 1980s, the relaxation of mask specifications permitted by 5X steppers and the other factors described above had a largely offsetting effect on maskmaking equipment demand. For example, due to the increasing complexity of semiconductor devices, the number of masked lithography layers required to produce a typical device has increased from approximately ten in the mid-1980s to between 20 and 25 today. From the mid-1980s to the early 1990s, this growth factor was offset by the factors described above. By contrast, in the last two or three years, increasing device complexity has led to several developments that the Company believes have contributed to recent growth in the maskmaking market. These developments include the following:

     Advances in Phase Shift Masks and Optical Proximity Correction. As semiconductor line widths have become as small as the wavelength of the illumination sources used in optical lithography, the semiconductor manufacturing process has become very sensitive to mask errors and requires much more sophisticated masks. Two new technologies are being applied to a pattern image on a mask that can extend the resolution of optical lithographic technology--phase shift masks ("PSM") and optical proximity correction ("OPC"). PSM requires one or more additional exposure steps on each mask, making masks more difficult and slower to produce and thereby reducing the capacity of mask pattern generators. OPC significantly increases the resolution required on a mask, which significantly reduces mask tolerances and thus requires new mask pattern generation technology. The Company believes that PSM and OPC are leading to additional demand for mask pattern generators. See"New Mask Technologies: Phase Shift Masks and Optical Proximity Correction."

     Trend to Lower Reduction Ratio Steppers. The increasing complexity of integrated circuit devices has led to an increase in their physical size. For example, Intel Pentium(R) chips are approximately three times larger than the 80286 chips that were in commercial production in the mid-1980s. In order to produce larger chips, most stepper manufacturers have moved from 5X to 4X reduction ratios in their designs for the next generation of photolithography equipment. A decrease in stepper reduction ratios exacerbates the effect of mask errors, driving masks to tighter tolerances and accelerating the demand for more advanced mask pattern generators. Further decreases in stepper reduction ratios may be required in the future.

     Acceptance of Mix-and-Match Production. Many of the layers of a typical semiconductor device do not require the small feature sizes that advanced steppers can reproduce. Some device manufacturers have therefore integrated less expensive, lower performance steppers into their production, in a "mix-and-match" mode that reduces the overall cost of the photolithography process. Today, lower performance steppers are being designed with a lower reduction ratio (between 1X and 2.5X), in an effort to place more information on the mask, increasing the throughput of the stepper. This increases the productivity per unit cost of the photolithography process. Lower mask magnification requires tighter mask tolerances, which accelerates the demand for new mask pattern generation technology.

 STRATEGIC IMPORTANCE OF MASKS

  Advanced masks and mask pattern generation tools have become strategically important to the advancement of semiconductor technology and to cost containment in the manufacture of future generations of semiconductors. The Company believes that advanced mask technology is viewed as critical to the cost-effective extension of optical lithography through the next three or four device generations and that the trade-off between the cost of shorter wavelength lithography tools and the cost of advanced masks will favor investment in advanced masks. In addition, as semiconductor linewidths become as small as the wavelength of the illumination sources in optical lithography and stepper magnifications decline, the semiconductor manufacturing process becomes very sensitive to mask errors and requires masks with much tighter tolerances. These advanced masks must be produced by increasingly sophisticated mask pattern generation tools.

STRATEGY

  The Company's goal is to maintain its leadership position in pattern generation for the semiconductor market and leverage its expertise to pursue other opportunities in high performance imaging. The Company intends to achieve this goal through the implementation of the following strategies:

  Maintain Technology Leadership. Since its formation, the Company's objective has been to extend its leadership position in pattern generation technology. To maintain technology leadership, the Company intends to continue to work closely with major customers and pursue strategic alliances with other semiconductor industry participants to identify the leading-edge requirements for semiconductor maskmaking and to support product and process development.

  Provide Broad Range of Mask Pattern Generation Solutions. The Company's product strategy is to cover a broad range of technical requirements and cost sensitivities. The Company believes that its ability to offer both electron beam and laser beam systems, which have different performance and cost characteristics, is a significant competitive advantage. The Company's MEBES, ALTA and CORE product lines serve the diverse needs of commercial mask manufacturers, which must supply a range of mask types to their different customers. The MEBES 4500 delivers the accuracy, resolution and flexibility necessary to meet the demanding mask requirements of the prototyping and pilot production of 0.25 micron devices. The ALTA 3000, CORE 2564 and CORE 2100 are well suited for high-volume production of masks for semiconductor devices with feature sizes from 0.35 micron to more than one micron.

  Broaden Product Offerings. Etec plans to develop or acquire pattern generation and lithography-related products that serve additional markets and market segments. The Company intends to target opportunities that have technology and market links with its existing business, such as direct imaging and maskmaking for large area applications, including multichip modules, flat panel displays, fine pitch printed circuit boards and precision etched parts. In furtherance of this strategy, the Company acquired substantially all of the assets of Polyscan in February 1996. Through a subsidiary, Etec Polyscan, the Company intends to continue Polyscan's efforts to develop laser direct imaging systems for industries requiring large-area pattern generation, such as printed circuit boards and multi-chip modules. The Company is also exploring potential synergies between Polyscan's technology and Etec's laser beam maskmaking systems.

  Leverage Installed Base. In marketing new products to existing customers, Etec plans to continue to emphasize the compatibility of its new systems with its installed systems. Software and hardware enhancements to existing systems have historically provided a significant source of higher margin revenues. Etec intends to continue to pursue additional revenues where new system sales are otherwise unobtainable, by developing and marketing a wide variety of retrofit "suites" and other product accessories and upgrades. For example, both of Etec's most advanced systems, the MEBES 4500 and the ALTA 3000, have modular designs to facilitate future enhancements.

  Deliver Superior Customer Support. Etec has made customer support one of its foremost corporate priorities. Accordingly, the Company treats customer support as an integral part of its business rather than as a stand-alone unit. To achieve customer satisfaction, the Company seeks to provide superior technical service and responsiveness, products that meet or exceed specifications and parts that are rapidly delivered and defect free.

PRODUCTS AND SERVICES

  Etec's products consist of electron beam and laser beam maskmaking systems. The Company's systems are designed to provide a low cost of ownership through high performance, reliability and ease of maintenance. In addition, the Company's systems have modular designs to facilitate retrofitting. The Company is the only maskmaking equipment manufacturer currently offering both electron beam and laser beam systems. The Company believes that this represents an important competitive advantage, as the different performance and cost characteristics of electron beam and laser beam systems permit it to cover a broad range of technical requirements and cost sensitivities for its customers.

  The different characteristics of electron beam and laser beam systems suit them to different segments of the mask pattern generation market. Electron beam systems have a much smaller beam spot size than laser beam systems and are best suited for leading-edge market segments that require the highest resolution and accuracy. The Company's MEBES electron beam systems also have an open control and software architecture, which offer maximum flexibility to the maskmaker. The primary advantage of laser beam systems is their relative simplicity and lower cost of ownership compared to electron beam systems. Another advantage of laser beam systems is the use of optical resists for the maskmaking process, which are easier to use than electron beam resists.

  MEBES Electron Beam Systems. The MEBES family of mask pattern generation tools began with Etec's licensed manufacture of a Bell Laboratories design in 1976, and has been continuously upgraded due to the ever-increasing demands of semiconductor production. Etec believes that more mask shops use its MEBES systems than any other maskmaking tool. Over 150 MEBES systems have been produced, of which at least 115 remain in service. MEBES systems currently sell for approximately $5.6 million to $8.0 million.

  MEBES systems comprise three interconnected modules: the electronics console, the worktable and the utility console. The electronics console contains computerized controls for the electron source, for the vacuum chamber and other aspects of the system, the pattern file management system through which the customer inputs the pattern design data and the operator's console. The worktable contains the electron beam column, the mask blank loading chamber, a high precision stage to position the mask during writing, extensive real-time measurement and feedback controls to maintain high accuracy and resolution and a vacuum system. Finally, the utility console provides temperature, air and other controls through pumps and chilling systems. The system is illustrated below:

                       [DIGITIZED ART OF MEBES SYSTEMS]

  The MEBES I system was one of the first commercially available electron beam lithography systems. In 1983, Etec introduced the MEBES III system. The advent of 5X reduction steppers prolonged the useful life of the MEBES III through three-and-one-half generations of semiconductor devices, from 256-Kbit dynamic random access memory ("DRAM") through 4-Mbit DRAM. Etec's latest electron beam system, the MEBES 4500, was first shipped in June 1995. To date the Company has shipped 11 MEBES 4500 systems, of which two are upgrades from older configurations. The evolution of the MEBES product line is shown below.

                                   FIRST   FEATURE SIZE*
            SYSTEM                SHIPMENT   (MICRONS)
            ------                -------- -------------
            MEBES I**............   1977          >1.5
            MEBES II**...........   1981          >1.2
            MEBES III**..........   1983       0.5-1.2
            MEBES IV**...........   1991      0.35-0.5
            MEBES 4000***........   1993      0.35-0.5
            MEBES 4500...........   1995     0.25-0.35

--------
  * Represents semiconductor device feature size, in microns, for typical commercial production applications. For MEBES 4500, represents feature size for target applications.
 ** No longer in production.
*** Improved throughput by using a Flash High Throughput Memory.

  The MEBES 4500 is designed for 0.35 micron production requirements and pilot production of 0.25 micron devices. The MEBES 4500 significantly reduces write times compared to the Company's earlier systems. The MEBES 4500 incorporates several proprietary techniques, for adjusting the electron beam during patterning, for improving throughput and accuracy and for detecting height variations in mask blanks before patterning. The MEBES 4500 also permits a customer to tailor the writing method to the customer's application by selecting the appropriate combination of throughput, accuracy and resolution. The MEBES 4500 hardware and software remain compatible with existing MEBES installations, and its hardware and software innovations can be retrofitted to prior generations of MEBES systems.

  CORE and ALTA Laser Beam Systems. Etec currently offers a family of scanned laser beam maskmaking systems. While MEBES electron beam products target the most technically demanding, leading-edge requirements, the Company's CORE laser beam systems, which were initially acquired from ATEQ Corporation in 1991, offer lower costs for the higher production volume of masks with less technically demanding specifications. The CORE 2564, an eight-beam system, is targeted at cost-sensitive production devices, while the CORE 2100 serves trailing-edge applications. Over 40 CORE systems have been delivered to date, all of which are in service. CORE systems currently sell for approximately $3.2 million to $4.3 million. The evolution of the Company's laser beam product line is shown below.

                                   FIRST   FEATURE SIZE*
            SYSTEM                SHIPMENT   (MICRONS)
            ------                -------- -------------
            CORE 2000**..........   1987         >1.5
            CORE 2100............   1990         >1.2
            CORE 2564............   1991      0.5-1.2
            ALTA 3000............   1994     0.35-0.5

--------
 * Represents semiconductor device feature size, in microns, for typical commercial production applications. For ALTA 3000, represents feature size for target applications.
** No longer in production.

  The ALTA 3000 offers a 32-beam architecture and is designed for the production of masks for the 0.35 micron generation of semiconductor devices. It is capable of writing PSM and OPC masks, as well as large-format masks, and currently sells for approximately $6.7 million to $7.3 million. To date the Company has shipped 10 ALTA 3000 systems.

  The ALTA system comprises a single environmentally controlled enclosure. The enclosure is divided into two sections as shown in the illustration below. One section contains the control electronics, the environmental control system and utility distribution systems. The other section contains the vibration isolated granite table, which supports the ultraviolet laser illumination source; the robotic loading module for automatically loading and unloading mask blanks into the air bearing stage; the air bearing stage, which moves the mask blank under the objective lens during writing; and the optical bridge. The optical bridge includes beam splitters, lenses and the scanner that focus and scan the laser beams onto the mask blank during writing. It also contains the modulator that controls the intensities of the laser beams and the alignment system necessary for writing multi-layer masks.

             [Digitized Pictorial representation of ALTA system.]

  Accessories and Upgrades. The Company sells a variety of hardware and software packages, which are designed to enhance the performance of previously installed MEBES and CORE systems. For example, the Company markets retrofit "suites" that upgrade MEBES III and IV systems to higher performance systems, such as MEBES 4000 or MEBES 4500 systems. In addition, the Company sells accessories to enhance the performance of the MEBES 4500 system itself, such as a robotic loading module to automate mask loading and a two-cassette load chamber to permit faster evacuation of the finished mask from the load chamber. Accessories are currently priced at less than $400,000, and upgrades currently range in price from approximately $1.4 million to $4.5 million. From time to time, the Company also repurchases, refurbishes and resells a limited number of systems.

  Customer Support. The Company believes that system performance and reliability are essential competitive factors and that the field reliability of its systems has typically met or exceeded customer expectations. The Company estimates that its systems generally provide over 95% uptime, even though the average utilization of MEBES, ALTA and CORE systems under service contracts with Etec usually exceeds 120 hours per week. The Company establishes a standard warranty reserve at shipment for each of its systems. Historically, warranty expenses have been consistent with established allowances. Standard allowances are adjusted to reflect product life cycle stages.

  Etec believes that it is critical to supplement the mechanical reliability of its systems with superior customer service and technical support worldwide. Customers in North America are supported by a 64-person organization. Other regions of the world are covered by 95 field engineers and service administrators located in Japan, Taiwan, South Korea, Singapore, China and Europe. In addition to providing technical support, the Company's service and support personnel advise customers about product applications, provide customer training, coordinate upgrades, manage the Company's inventory of spare parts and provide preventive maintenance. For several years, the Company has also conducted regular user group meetings in major markets, which provide a forum for executive-level interaction with customers, product presentations and customer input. The Company maintains a 24-hour, toll-free customer support hotline and asks customers for critical assessments of its performance in customer surveys in an effort to improve customer satisfaction.

  The Company's warranty obligations for its systems generally cover a 12-month period beginning upon final customer acceptance. However, most customers have requested service and support beyond the warranty period, and Etec has historically derived significant revenues from annual service and maintenance for its installed base of systems. Approximately 124 of the Company's systems are currently serviced under one-year contracts with Etec. Most customers request a comprehensive package of service and support that includes a variety of spare parts (excluding electron guns, laser sources and other more expensive parts) and support from an on-site Etec field engineer. Service revenues were approximately $32.7 million, $31.5 million and $28.0 million in fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

MASK PATTERN GENERATION TECHNOLOGY

  Pattern generators are very complex and require the integration of a wide range of advanced technologies encompassing design data conversion at very high rates, electron and laser beam sources, electron and laser beam optical systems, high-frequency electron beam and laser beam controls and high-precision mechanical motion control. In addition, the mechanical components of electron beam systems must function in an ultra-low vacuum and with materials free of electromagnetic properties. Integrating these diverse, sophisticated subsystem technologies into reliable industrial tools requires broad experience and design capability in system engineering and real-time machine control software.

  Design Data Conversion. High-speed data processing hardware and software are required to convert the design information for an integrated circuit from the CAD database to the pattern generator's exposure format. For leading-edge integrated circuits, the file sizes of design data can be larger than one gigabyte. Within the last decade, such file sizes have doubled every two to four years as integrated circuits have become increasingly complex. During mask exposure, these large databases must be converted in near real-time, requiring data processing speed comparable to that required by advanced three-dimensional animation and simulation.

  Etec has developed specialized processors and software to perform these data processing and conversion tasks. In MEBES systems, the High Throughput Memory ("HTM") converts pattern data and delivers it to the electron beam column at 160 MHz. The HTM subsystem has rapidly evolved to keep pace with the increasing complexity of the design data. A DRAM mask that would have taken five hours to produce on the original MEBES IV can now be processed in less than one hour on the MEBES 4500, using the newest version of the processor, the Super Flash HTM. This version of the processor can bypass the system control computer and convert design data obtained from a network, processing the data simultaneously with the mask exposure. This capability effectively removes any constraint on pattern file size. In the ALTA 3000, a new data path architecture was developed to handle large design data. This architecture features high-speed geometry engines to accelerate design data conversion to digital grey pixels. The implementation of grey pixels is well suited for small data address designs by combining fine edge placement resolution with a high printing rate. Each of the 32 laser beams in the ALTA 3000 is modulated at 50 MHz, for a peak bandwidth of 1.6 gigapixels per second independent of input data address size.

  Exposure Technologies. Both electron beam and laser beam systems combine a series of state-of-the-art, high-resolution lens systems with complex scanning and beam blanking (on and off switching) mechanisms.

  There are two basic exposure methods: raster scanning with a fixed-size beam and vector scanning with a variable shaped beam. In raster scanning, which all of Etec's systems employ, a very small beam of fixed diameter corresponding to a single pixel of the pattern is moved in a repetitive scan to cover the entire area of the circuit. The beam is turned on and off at very high rates to delineate the pattern features. In vector scanning, the beam can be changed in shape and size to correspond to multiple pixels that can be exposed in a single "flash." The beam is moved or "vectored" only to those areas of the pattern requiring exposure. The multiple pixel flash and vectoring motion permits vector scanned, shaped beam systems to have higher theoretical throughput than raster scanning systems. Because raster scanning systems use fixed beam sizes and move the beam repetitively, the Company believes that they are simpler, more stable and more precise and accurate than vector scanning systems for maskmaking applications.

  Electron Beam Systems. In an electron beam maskmaking system, an electron source fires electrons through a series of centering coils and condensing lenses onto the mask substrate. Because electrons are easily deflected by air and other molecules, exposure must occur in a vacuum chamber. The following diagram illustrates the structure of a typical electron beam column. The electron beam is generated in a thermal field emission gun and passes through a series of electromagnetic lenses that adjust the beam's size and current and focus the beam on the mask substrate. An electromagnetic three-stage beam deflection system scans the beam over the mask and dynamically corrects for any positional error in the mask stage. Because electrons have a much shorter equivalent wavelength than light optical radiation, electron beam systems permit mask manufacturers to achieve smaller pattern sizes than with laser beam and other optical radiation patterning technologies, together with precise pattern size and placement tolerances. Etec's electron beam systems use beam spot sizes as small as 0.08 micron.

                         [Digitized Art of TFE Column]

  Laser Beam Systems. In a laser beam maskmaking system, multiple laser beams, operating at light optical wavelengths, make up a "brush" that is scanned over the mask substrate. The optical system of the Company's ALTA 3000 laser beam pattern generator is shown in the following diagram. From a single ultraviolet laser, 32 parallel beams are formed by a beamsplitter. The intensity of each beam is individually varied by an acousto-optic modulator. A 20X reduction lens projects the beams onto the substrate. The diameter of each beam is approximately 0.35 micron. A rotating polygonal scanning mirror and a lens scan the brush of beams over the substrate, using a repetitive raster method as in an electron beam system. However, the scans of the brush are partially overlapped. At any one point in the pattern, the final image is formed by multiple partial exposures that have occurred during different scans of the brush. This is an important benefit of a multiple beam brush because it allows the positional errors of the individual scans to be averaged, significantly improving the final positional accuracy.

                     [Digitized art of Laser Beam System]

  The wavelength of laser illumination does not allow laser beam systems to achieve the resolution possible with electron beam exposure, and laser beam systems currently in production have a resolution of about 0.6 micron. However, the chemical processes used to develop the mask image for laser beam systems are the same as those used in mass production wafer printing and are significantly simpler and less expensive than those used in electron beam exposure. This is of particular benefit in the production of PSMs where two complete exposures of the mask may be required. In addition, a vacuum chamber is unnecessary, resulting in a simpler system design than can be achieved in an electron beam system. These characteristics of laser beam systems result in lower overall cost of ownership for the maskmaker.

  Control and Motion Systems. For leading-edge maskmaking applications, the mask must be positioned with an accuracy of approximately 0.01 micron. Analog electronic control systems must control beam size and position to these extreme requirements. Furthermore, these tolerances must be maintained over hours or days with essentially no measurable change, requiring sophisticated self-monitoring and compensating mechanisms.

  The MEBES 4500 incorporates techniques for monitoring errors and adjusting calibration dynamically during exposure. Because the length of the raster scan can have significant impact on the size of the smallest features, the MEBES 4500 permits automatic adjustments of the scan length between exposures, as well as self-monitoring and dynamic adjustments during exposure. Furthermore, the height variations of the mask substrate itself can produce scan length errors. Therefore, the MEBES 4500 can map these height variations prior to exposure and compensate for the unique profile of each substrate. The substrate can be rejected prior to exposure if its variations are out of tolerance, thereby avoiding the time and expense of exposing a mask that would likely fail to meet its specification.

  During exposure, the mask substrate is moved continuously on a mechanical stage with a position accuracy of better than one micron, requiring very precise, ultra-clean mechanical motion systems. For example, the ALTA 3000 utilizes an advanced linear motor and air bearing transport technology, which eliminates frictional surfaces for low contamination and high reliability. The substrate stage control utilizes laser interferometry at l/512 (0.0012 micron) resolution. At these levels of precision, temperature changes on the order of
0.01 degree centigrade can produce unacceptable errors. For this reason the ALTA 3000 stage uses specialized ceramic materials that have a low thermal expansion coefficient.

NEW MASK TECHNOLOGIES: PHASE SHIFT MASKS AND OPTICAL PROXIMITY CORRECTION

  Two new mask technologies, PSM and OPC, are being applied to the pattern image on the mask to extend the resolution of photolithography. These advanced masks are "optically active"; that is, the original circuit design data is altered for the pattern generator to create a mask that will compensate for the optical distortions that occur when feature sizes approach the stepper's resolution limit or wavelength. It is possible to print circuit patterns on the wafer that are actually smaller than the wavelength of the stepper using these new mask technologies. As a result, PSM and OPC offer the promise of extending the life of existing wafer steppers and their current process technology.

  Phase shift masks involve the printing of two different pattern layers on one mask. The two patterns optically interfere, producing a higher resolution image on the wafer than would be possible with only one pattern on the mask. PSM requires essentially two complete mask patterning steps, one for the base layer and another for the phase shifting layer, and therefore demands additional pattern generation capacity.

  In OPC, the circuit pattern is modified by the addition of numerous, very small features around each edge of the intended pattern which, although they are too small to be printed on the wafer, have the effect of compensating for the loss of resolution in the wafer image caused when image features are similar in size to the wavelength of the illumination source. OPC dramatically increases the resolution and accuracy required in the maskmaking equipment and substantially increases mask write times.

ETEC POLYSCAN

  In February 1996, in furtherance of its strategy to develop or acquire pattern generation and lithography-related products that serve additional markets, the Company acquired substantially all of the assets of Polyscan, a development-stage company based in Tucson, Arizona. Etec Polyscan, a wholly-owned subsidiary of the Company formed to operate the acquired business, designs and develops ultraviolet ("UV") laser direct imaging systems that the Company intends to manufacture and market for applications that require large area pattern generation, including printed circuit boards ("PCBs"), multi-chip modules ("MCMs") and flat panel displays ("FPDs").

  Traditional methods of large area pattern generation for such applications as PCBs and MCMs employ conventional photographic methods to make phototools which are used to print images of circuitry on substrates. These conventional processes require multiple steps that increase turnaround time and capital and materials expenses. These processes also introduce inaccuracies that reduce yield and increase scrap. As the pattern density of many large area applications continues to rise, the Company believes that manufacturers will find it increasingly difficult to achieve acceptable accuracy using traditional phototool processes. The Company believes that laser direct imaging of large area substrates offers a number of advantages over traditional processes. In particular, laser direct imaging eliminates up to 75% of the steps in the primary imaging process as well as the errors inherent in each of those steps. The Company believes that the resulting process simplification improves productivity, raises yields and reduces scrap costs. However, the Company believes that direct imaging without phototools has historically lacked sufficient throughput to be commercially viable for these applications.

  The Company believes that Etec Polyscan's direct imaging technology could provide a major advance in throughput for large area direct imaging applications by achieving highly optical efficiencies and image transfer speeds. In addition, the Company intends to exploit technology synergies between Etec Polyscan and its laser-based semiconductor mask pattern generation systems to seek to achieve performance and cost advances in both product lines and to extend its maskmaking technology to include systems for large area mask pattern generation.

  The Company has never operated in the market segments targeted by Etec Polyscan, and there can be no assurance that Etec Polyscan will be able to develop, manufacture and market its products successfully. There also can be no assurance that any technology synergies will be realized between Etec Polyscan and the Company's laser beam mask pattern generation business or that Etec Polyscan's technology can be integrated into the Company's product development strategy. Etec Polyscan has received orders for systems, but has not yet shipped a product and has had operating losses since its inception. The Company expects that Etec Polyscan will continue to experience operating losses.

CUSTOMERS

  The Company's customers include both captive and commercial (or "merchant") mask shops. Semiconductor manufacturers employ their captive capabilities largely to supply their own requirements for masks, while merchant mask shops sell masks to a variety of semiconductor device manufacturers. Repeat sales to existing customers represent a significant portion of the Company's product revenues, and the Company believes that its installed base of over 165 systems represents a significant competitive advantage. The following semiconductor manufacturers and merchant mask shops have ordered or installed at least $2.0 million of systems, accessories or upgrades from the Company since the beginning of fiscal 1994:

   Align-Rite International Inc.        Photronics, Inc.
   Compugraphics International Ltd.     P.K. Ltd. (formerly Anam S&T Co. Ltd.)
   Dai Nippon Printing Co. Ltd.         Raytheon Company
   DuPont Photomasks, Inc.              Rockwell International Corp.
   Hewlett-Packard Company              Samsung Electronics Co., Ltd.
   Hoya Corporation                     Sharp Corporation
   Hyundai Electronics Industries       Siemens AG
    Co., Ltd.                           Sony Corporation
   Intel Corporation                    Taiwan Mask Corp.
   International Business Machines      Toppan Printing Company, Ltd.
    Corporation                         Toshiba Corporation
   Motorola, Inc.
   NEC Corporation
   Oki Electric Industries Co. Ltd.

  Historically, a significant portion of the Company's revenues in any particular period has been attributable to sales to a limited number of customers. In fiscal 1996, fiscal 1995 and fiscal 1994, sales to the Company's ten largest customers accounted for approximately 76%, 74% and 76% of total revenues, respectively. Photronics and Dai Nippon Printing accounted for approximately 17% and 13%, respectively, of total revenues in fiscal 1996. DuPont, Dai Nippon Printing and Photronics accounted for approximately 14%, 14% and 12%, respectively, of total revenues in fiscal 1995. IBM and Toppan Printing accounted for approximately 13% and 12%, respectively, of total revenues in fiscal 1994. No other customer accounted for more than 10% of total revenues during those periods. Sales are generally made on a purchase order basis, and none of the Company's customers has entered into a long-term agreement requiring it to purchase the Company's products. The loss of any significant customer or any reductions or delays in orders by a significant customer could have a materially adverse effect on the Company. See "Risk Factors--Concentration of Customers; Limited Concurrent Selling Opportunities."

SALES AND MARKETING

  Etec markets and distributes its products directly into its primary markets, which consist of North America, Japan, South Korea and Europe. The Company maintains sales offices in California, Japan, France and South Korea. Customers in Southeast Asia, China and India are currently covered by sales representatives, with assistance from the sales and marketing staff in California. The Company's agreements with its sales representatives are terminable upon 90 days' notice by either party.

  Because of the significant investment required to purchase Etec's systems and their highly technical nature, the sales process is complex, requiring interaction with several levels of the customer's organization and extensive technical exchanges, product demonstrations and commercial negotiations. As a result, the sales cycle can be as long as 12 to 18 months. Purchase decisions are generally made at a high level within the customer's organization, and the sales process involves broad participation across the Etec organization, from the Chief Executive Officer to the engineers who designed the product.

  The first step in the sales process is to establish clearly the customer's requirements and to identify the best product to meet such requirements. The marketing department works closely with members of the engineering, manufacturing and customer support departments in this process. Once the customer's needs are identified and the sales objective is established, a cross-functional sales team is formed under the coordination of the sales department that may include members from sales, marketing, customer support, engineering and manufacturing to establish a sales strategy. Execution of the sales strategy often involves detailed customer demonstrations of the system's performance in order to match the system to the customer's requirements. The marketing staff also develops the Company's promotional and pricing strategy.

  Sales to customers in countries outside of the United States have accounted for a significant portion of the Company's revenues. Sales to customers in countries other than the United States accounted for 45%, 44% and 43% of revenues in fiscal 1996, fiscal 1995 and fiscal 1994, respectively, with an additional 21%, 16% and 10% of revenues, respectively, attributable to sales in the United States for shipment abroad. See Note 13 of Notes to Consolidated Financial Statements for segment information. The Company anticipates that international sales will continue to account for a significant portion of revenues for the foreseeable future. Sales and operations outside of the United States are subject to certain inherent risks. See "Risk Factors--Risks Associated with International Sales and Operations."

  The Company effects sales in Japan through its wholly-owned subsidiary, Etec Japan. Customer orders received by Etec Japan are placed through Kanematsu Corporation ("KG Japan") and its United States affiliate ("KG USA"), which in turn orders the equipment from Etec. KG Japan receives a commission and provides interim financing to Etec Japan covering the period between KG USA's payments to Etec and the customer's payments to Etec Japan. The Company's laser products were sold in Japan and the Far East by a distributor until April 1995, when the Company began direct sales and marketing of laser beam systems in that region. As part of that transition, the Company agreed to pay the distributor a flat fee for each CORE and ALTA system sold in the defined sales territory for at most the next four years. See Note 12 of Notes to Consolidated Financial Statements.

  As a result of the Company's worldwide distribution and service activities, the Company from time to time has engaged in the distribution of third parties' products to gain insight into new markets. For example, the Company distributes Micrion Corporation's mask repair products in South Korea. In December 1994, the Company entered into an exclusive distribution agreement with QC Optics, Inc. ("QC Optics") to distribute and sell QC Optics' laser-based inspection products in Japan, South Korea, Taiwan and Singapore. QC Optics' inspection products are used to detect defects in masks, flat panel displays and magnetic media.

BACKLOG

  The Company's backlog for products was $155.9 million, $147.6 million, $65.2 million and $30.1 million at October 31, 1996, July 31, 1996, July 31, 1995 and July 31, 1994, respectively. Etec defines backlog to include only those systems, accessories and upgrades with respect to which a written purchase order or agreement has been received and a delivery schedule has been specified for product shipment over the succeeding 12 months. Cancellations of product purchase orders require that the customer make compensatory payments, depending upon the time of cancellation. Cancellations prior to 30 days before estimated shipment generally require payments of up to 50% of the purchase price. Cancellations within the 30 days prior to the estimated shipment date are generally prohibited. However, orders have occasionally been rescheduled by the customer without compensatory payments. Accordingly, backlog is not necessarily representative of future sales. The Company's ability to ship systems included in its reported backlog by the originally scheduled shipment dates may be impacted by many factors, see "Risk Factors--Fluctuations in Operating Results."

PRODUCT DEVELOPMENT

  Etec invests heavily in research and development, primarily in electron beam and laser beam imaging, high-speed data retrieval, processing and delivery electronics, measurement and positioning systems and software development. Research and development expenses, net of funding under cooperative development agreements, were $17.4 million, $10.5 million and $5.1 million in fiscal 1996, fiscal 1995 and fiscal 1994, respectively, representing 12%, 13% and 7% of revenues, respectively.

  The Company has recently adopted a formal product development methodology, employing a product life cycle process. By requiring a common set of specifications, schedules, objectives and terminology throughout the phases of a development project, this process is intended to provide consistency with corporate strategic plans and to facilitate coordination among marketing, engineering, manufacturing and customer support personnel. The development of a product is mapped through four phases: concept and feasibility; development; commercialization; and obsolescence. Each of these four phases can only be initiated by a formal decision by senior management, and the transition from each phase to the next can only occur if key issues have been satisfactorily addressed, such as consistency with the corporate strategy, market and financial analyses, risk assessment, opportunity costs, scheduling and technical specifications.

  Current research and development programs include the development of next-generation pattern generators. Although Etec does not sell direct write systems, it developed direct write, electron beam technology with Department of Defense funding in the 1980s and early 1990s and is utilizing certain aspects of that technology in its efforts to develop tools to support next-generation maskmaking.

  Historically, governmental and private sources have funded a significant portion of Etec's product development efforts. Governmental and quasi-governmental agencies such as the Department of Defense, ARPA and SEMATECH have supported Etec as a primary supplier of pattern-generation technologies to the U.S. semiconductor industry, although such funding declined significantly from fiscal 1994 to fiscal 1996. The aggregate funding from ARPA, SEMATECH and other sources amounted to approximately $725,000, $7.3 million and $16.1 million in fiscal 1996, fiscal 1995 and fiscal 1994, respectively. The Company cannot predict whether any such funding will be available to it in future periods.

  SEMATECH provided partial funding for the Company's development of enhancements to its existing electron beam and laser beam products pursuant to cooperative development agreements. Funding pursuant to these agreements amounted to approximately $280,000, $1.3 million and $5.5 million in fiscal 1996, fiscal 1995 and fiscal 1994, respectively. SEMATECH and its members have the right to obtain a nonexclusive royalty-bearing license from the Company to use the technology developed under the agreements.

MANUFACTURING

  Etec leases a 150,000 square foot design and manufacturing campus for the production of electron beam systems at its headquarters in Hayward, California, and a 60,000 square foot design and manufacturing facility for the production of laser beam systems in Beaverton, Oregon. Management believes that these facilities will be sufficient to satisfy the Company's manufacturing needs for the foreseeable future. The Company manufactures all of its electron beam systems in Hayward and all of its CORE and ALTA laser beam systems in Beaverton. Neither facility is equipped to produce the type of system produced by the other. The Company's subsidiary, Etec Polyscan, also leases an approximately 39,000 square foot facility in Tucson, Arizona. The Company's Hayward campus is located in a seismically active area. Although the Company maintains business interruption and other types of insurance, a major catastrophe (such as an earthquake or other natural disaster) at its Hayward or Beaverton sites could result in a prolonged interruption of the Company's business.

  The Company's manufacturing activities consist of fabricating and assembling components and subassemblies, which are then integrated into finished systems and tested for compliance with customer requirements. The Company believes that production lead time, product quality and customer responsiveness are key elements to its success. Accordingly, the Company has implemented a cycle time reduction program that has reduced time to build and improved product quality.

  Historically, the average time required to manufacture a system has been in excess of 52 weeks. The Company has recently reduced its average manufacturing cycle time to less than 30 weeks. However, there can be no assurance that future shipments can be manufactured on similar schedules or that the Company will be able to maintain or further reduce its manufacturing cycle time over a sustained period. The Company is currently experiencing delays in manufacturing and delivering its systems and upgrades. Any inability to manufacture and ship systems or upgrades on schedule could adversely affect the Company's business, financial condition and results of operations. The Company must also manage variability in cycle time due to the complexity of the testing and calibration of its systems. Recently, extended testing and calibration caused a delay of a system shipment to a customer. The Company is currently investing in system test hardware and inventory as part of a program to reduce this variability. The Company's ability to predict accurate shipment dates depends on the success of this program. The Company's ability to reduce the variance in cycle time is limited given the complexity of the manufacturing process, the lengthy lead times necessary to obtain critical components and the need for highly skilled personnel. See "Risk Factors-- Limited Manufacturing Capacity."

  Although the Company manufactures some of the components and subassemblies used in its systems, many are purchased from unaffiliated subcontractors, typically to the Company's specifications. None of the Company's suppliers is obligated to provide the Company with any specific quantity of components or subassemblies over any specific period. Most of the components and subassemblies included in the Company's products are obtained from a single supplier or a limited group of suppliers. In particular, the Company relies on sole-source suppliers for its MEBES systems' electron beam sources, high-voltage power supplies, certain lasers, lenses and other critical components, each of which is required for the production of the Company's systems. In addition, because the Company believes that subsystem vendors have increased their manufacturing expertise, the Company intends to obtain an increasing percentage of components and subassemblies from third parties, in order to devote its resources toward systems design, software development and systems integration, its primary areas of competence. To date, the Company has generally been able to obtain adequate, timely delivery of critical subassemblies and components, although it has experienced occasional delays. However, some of the Company's suppliers may be unwilling or unable to produce sufficient volumes of key components to keep pace with the demand for the Company's systems and upgrades, or to permit the Company to provide customers with an adequate supply of spare parts. Due to occasional shortfalls in supply, the Company has from time to time attempted to develop and manufacture critical parts and subassemblies. In addition, the Company is attempting to modify product designs to avoid the use of currently obsolete electronic components. For example, certain components in the Company's MEBES systems were designed for the MEBES system architecture, which was developed over 20 years ago. There can be no assurance that delays or shortages caused by suppliers will not occur in the future or that the Company will be successful in developing critical components internally or in modifying product designs to avoid the use of obsolete components. In addition, the ALTA data path and portions of the CORE system contain components that have been or are being discontinued due to obsolescence. Because the manufacture of these components and subassemblies is very complex and requires long lead times, and because alternative sources may not be readily available, there can be no assurance that delays or shortages caused by suppliers will not occur in the future. Any disruption of the Company's supply of critical components and subassemblies could prevent the Company from meeting its manufacturing schedules, which would damage relationships with customers and would have a materially adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on Key Suppliers; Availability of Critical Components."

COMPETITION

  The maskmaking equipment industry is highly competitive. The Company believes that the principal competitive factors in this industry are product performance, service, technical support and overall cost of ownership, including system price, reliability and ease of upgrade. The Company believes that it presently competes favorably with respect to each of these factors. Management also believes that the size of Etec's installed base and the compatibility of its various products provide a significant competitive advantage due to customers' desire for compatible mask layers and data formats. However, the Company believes that to remain competitive, it will require significant financial resources in order to invest in new product development, to introduce next-generation systems on a timely basis and to maintain customer service and support centers worldwide.

  Management believes that its primary competitors are Hitachi and JEOL. These competitors have substantially greater financial resources than the Company and extensive engineering, manufacturing, marketing and customer service and support capabilities. Some competitors have entered into strategic relationships or alliances with leading semiconductor manufacturers. In particular, the Company believes that Japanese competitors such as Hitachi and JEOL may have longstanding collaborative relationships with Japanese and other Asian semiconductor manufacturers. In the past year, several industry consortia have been formed in Japan to promote the development of maskmaking and direct write technology. Etec expects its present and future competitors to continue to improve the performance of their current systems and to introduce new systems with improved price and performance characteristics. These new systems may compete directly with the Company's systems, which could reduce their market acceptance. Competitive pressures could also result in lower prices and margins, which could materially adversely affect the Company's financial condition and operating results.

PATENTS AND OTHER PROPRIETARY RIGHTS

  Etec holds 47 United States patents expiring on various dates from 1999 through 2012, with corresponding patents and patent applications claiming prior right from U.S. patent applications for the more important of such patents in Japan, South Korea, the European Community and Canada. In the field of electron beam lithography, Etec owns patents and/or patent applications directed to electron guns, ion pumps, particle beam systems, deflection assemblies, calibration and measure processes, and addressing and writing schemes. In the field of laser beam lithography, Etec owns patents and/or patent applications directed to scanning optics, laser pattern generation and rasterization schemes. Etec also has four pending U.S. patent applications and over 40 pending patent applications in other countries. There can be no assurance that any of these applications will be allowed or that any of the allowed applications will be issued as patents.

  Etec has six registered U.S. trademarks. In addition to patent and trademark protection, the Company relies on the laws of unfair competition, copyright and trade secrets to protect its proprietary rights. The Company has entered into confidentiality and invention assignment agreements with its employees and consultants that are designed to limit access to, and disclosure or use of, the Company's proprietary information.

  Certain important aspects of the Company's systems depend upon licenses granted by third parties. In particular, the Company has licensed the basic technological architecture for MEBES, the Company's family of electron beam systems, as well as certain rights relating to laser beam technology, from AT&T, Patlex Corporation and SEMATECH, respectively. The Company's electron beam and laser beam systems incorporate software and hardware licensed from other third parties. The Company also relies on trade secrets and proprietary technology that it seeks to protect through confidentiality agreements with employees, consultants and other parties.

  As is typical in the industry, the Company has from time to time received, and may in the future receive, communications from third parties alleging infringements of patents and other intellectual property rights. No assurance can be given that additional infringement claims by third parties will not be asserted. In the future, litigation may be necessary to defend the Company against alleged infringement of others' rights. Any such litigation could result in substantial cost and diversion of effort by the Company, which by itself could have a material adverse effect on the Company. Further, adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its systems, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, there can be no assurance that, in the future, litigation will not be necessary to enforce the Company's patents or other intellectual property rights.

GOVERNMENTAL REGULATIONS AND INDUSTRY STANDARDS

  The Company is subject to a variety of governmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances. The Company believes that it is currently in compliance in all material respects with such regulations and that it has obtained or is in the process of obtaining all material environmental permits necessary to conduct its business. For several years, the Company monitored groundwater on its Hayward, California property. The Company discontinued monitoring subsequent to the concurrence of the California Regional Water Quality Board in the Company's proposal to cease groundwater monitoring at the site. See "Risk Factors--Environmental Regulations."

  The Company's products and worldwide operations are subject to numerous governmental regulations designed to protect the health and safety of operators of manufacturing equipment. In particular, recent European Union ("EU") regulations relating to electromagnetic fields, electrical power and human exposure to laser radiation require Certificate Europa ("CE") mark certification for shipments of laser beam and electron beam products into the EU. Prior EU regulations in this area have required the Company to modify its systems for shipment to Europe. The Company's CORE and ALTA systems currently comply with the EU regulations which became effective in January 1996. However, further EU regulations in this area are scheduled to become effective in January 1997 and the Company's systems will not comply with such regulations on that date. The Company is currently pursuing product design activities to obtain CE mark certification for its CORE and ALTA laser beam systems and for its next generation of MEBES products, but no such activities are planned with respect to the MEBES 4500. No assurance can be given that the Company will obtain such certification. If the Company is unable to comply with these EU regulations, the Company may be barred from selling its products to its customers in member countries of the EU. In addition, numerous domestic semiconductor manufacturers and independent mask shops, including certain of the Company's customers, have subscribed to voluntary health and safety standards and decline to purchase equipment not meeting such standards. The Company believes that its products currently comply with all material governmental health and safety regulations, except for the EU regulations described above, and with the voluntary industry standards currently in effect. In part because the scope of future regulations and standards cannot be predicted, however, there can be no assurance that the Company will be able to comply with any future regulation or industry standard. Noncompliance could result in governmental restrictions on sales or reductions in customer acceptance of the Company's products. Compliance may also require significant product modifications, potentially resulting in increased costs and impaired product performance. In addition, the composition of the Company's workforce and other aspects of its operations have been subject to extensive governmental regulation due to the Company's provision of services to federal agencies such as ARPA.

  Certain of the Company's products may not be sold outside of the United States except pursuant to an export license from the United States Department of Commerce. While the Company has not experienced significant delays in obtaining such licenses for major markets, there can be no assurance that future sales will not be subject to delay due to export license or other regulatory requirements.

LEGAL PROCEEDINGS

  The Company is not currently involved in any material legal proceedings.

EMPLOYEES

  As of July 31, 1996, Etec had 686 employees, including 137 in research, development and engineering-related functions, 214 in manufacturing and production, 127 in administration, 162 in field service, and 46 in marketing and sales. Etec's foreign offices employed 122 employees, all foreign nationals, as of such date. None of Etec's employees is governed by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

  The Company's financial performance will depend significantly upon the continued contributions of its officers and key management, technical, sales and support personnel, many of whom would be difficult to replace. In addition, the Company believes that certain of its former employees currently provide services or technical support to the Company's customers or competitors. There can be no assurance that the Company will be successful in attracting or retaining qualified personnel.

FACILITIES

  The Company maintains its electron beam system design, development and manufacturing capability at its headquarters located in Hayward, California. The Company leases the Hayward campus under a lease that expires in fiscal 2012 unless extended at the Company's option for up to four five-year renewal periods. The Hayward campus consists of two buildings with a total area of 150,000 square feet. In April 1996, the Company commenced construction of a 60,000-square-foot administrative building in Hayward, which is expected to be completed in early 1997. The manufacturing building, one of the two existing buildings, has been custom modified for the production of electron beam systems and includes an 18,500 square foot cleanroom facility, including 20 test cells, for precision assembly and final system testing. The Company also leases general office space in Hayward.

  CORE and ALTA laser systems are manufactured at a facility in Beaverton, Oregon with approximately 60,000 square feet under a lease that expires on June 30, 1999 unless extended at the Company's option for an additional three-year period. The facility includes approximately 7,000 square feet of cleanroom space, including ten test cells. The Company also leases sales and service offices in France, Germany, Japan and South Korea. The Company believes its facilities are adequate to support its current needs.

  Etec Polyscan operates an approximately 39,000 square foot facility in Tucson, Arizona under a lease that expires in 2000. In early fiscal 1997, Etec Polyscan completed the addition of 4,500 square feet of cleanroom space.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:

          NAME            AGE                      POSITION
          ----            ---                      --------
Stephen E. Cooper........  50 Chairman of the Board, President and Chief
                              Executive Officer
Frank E. Abboud..........  36 Vice President, Product Development
William D. Cole..........  41 Vice President, Sales and Customer Support
Trisha A. Dohren.........  50 Vice President, Human Resources and Administration
Roy A. Earle.............  40 Vice President, Operations
Melissa A. Ellis.........  44 Vice President, Customer Support
Mark A. Gesley...........  41 Vice President, Technology Development
Philip J. Koen, Jr.......  44 Vice President and Chief Financial Officer
Takeshi (John) Suzuki....  58 President, Etec Japan and Director
Paul A. Warkentin........  43 Vice President, Marketing
Edward L. Gelbach........  65 Director
Jack H. King(2)..........  63 Director
Catherine P. Lego(1).....  40 Director
John McBennett(1)........  58 Director
Thomas M. Trent(2).......  51 Director
Robert L. Wehrli(2)......  74 Director

--------
(1) Member of the Audit Committee of the Board of Directors.
(2) Member of the Compensation Committee of the Board of Directors.

  Mr. Cooper joined Etec as President and Chief Operating Officer in January 1993 and was named Chief Executive Officer in July 1993. He was initially appointed to the Board of Directors in March 1993 and became Chairman of the Board in April 1995. Before joining Etec, Mr. Cooper served as President and Chief Executive Officer of Bipolar Integrated Technology, a manufacturer of bipolar emitter coupled logic semiconductors, from 1987 to 1990. From 1980 to 1987, Mr. Cooper held various positions, including President and Chief Operating Officer, with Silicon Systems, Inc., a manufacturer of analog/digital semiconductors. From 1973 to 1980, Mr. Cooper held various engineering and management positions at Intel Corporation, including Engineering Manager and Wafer Fabrication Manager. Mr. Cooper holds a B.S.E.E. from the University of California at Santa Barbara. He is also a director of Vivid Semiconductor.

  Mr. Abboud joined Etec in 1985 and has been Vice President, Product Development since August 1996. From June 1994 to July 1996, Mr. Abboud served as Vice President, Customer Support. He served as manager of electron beam raster scan programs from August 1991 to June 1994. During that time he led several critical product development programs and contracts with SEMATECH for the development of the MEBES IV and MEBES 4000 products. Mr. Abboud received his B.S.E.E. from California State University at Sacramento and his M.S.E.E. from Santa Clara University.

  Mr. Cole joined Etec as Vice President, Sales and Customer Support in August 1996. Before joining Etec, Mr. Cole served as Vice President, Sales for Genus, Inc. a manufacturer of ion implementation and chemical vapor deposition systems, since 1993. Prior to Genus, Mr. Cole was National Sales Manager at Teradyne, Inc., a world leader in automatic test equipment, telecommunications test, and backplane connection systems, where he had responsibility for sales and service for the Western United States. From 1981 to 1985, he was a Sales Engineer for Recht Associates, a manufacturer of electronic components. He holds a B.S. in Economics/Statistics from the University of California at Berkeley.

  Ms. Dohren joined Etec as Vice President, Human Resources and Administration in August 1993. Before joining Etec, Ms. Dohren was a human resources executive with Wells Fargo Bank's Wells Electronic Banking Systems from May 1993 to August 1993. From 1991 to February 1993, she served as Regional Human Resources Manager with Brooks Brothers. From 1983 to 1991, Ms. Dohren held various managerial positions including Personnel Manager at Macy's of California. Ms. Dohren attended San Jose State University.

  Mr. Earle joined Etec as Vice President, Operations in October 1995. Before joining Etec, Mr. Earle served as Chief Operating Officer and Plant Manager for Temic Siliconix, a manufacturer of integrated circuits and bipolar discretes, from 1994 to October 1995. He was Senior Director: Tactical Marketing of Temic Siliconix from 1990 to 1994. Mr. Earle served Siliconix, Inc., a semiconductor manufacturer, as Plant Manager from 1989 to 1990 and as Operations Manager from 1988 to 1989. From 1980 to 1988, Mr. Earle held various operations and engineering positions with GE Ceramics and GE Semiconductor. He holds a B.Sc. from University College, Dublin (Ireland), and a M.Sc.Tech. from the University of Sheffield (United Kingdom).

  Ms. Ellis, Vice President, Customer Support, joined Etec in August 1996. Before joining Etec, Ms. Ellis was with Credence Systems Corporation from 1991 to 1996 where she had worldwide responsibility in the same capacity. Between 1976 and 1991, she held various management positions at Tektronix, Inc., including Business Unit Manager and Materials Manager. She holds a B.A. degree from Lewis and Clark College, Portland, Oregon.

  Dr. Gesley, Vice President, Technology Development, joined Etec in 1988. He served as Director of Engineering from January 1995 to April 1995 and as Director of the Company's vector-scan development team from September 1994 to January 1995. Dr. Gesley also served as Program Manager from June 1994 to September 1994. Dr. Gesley was a member of the electron beam lithography group at IBM's Thomas L. Watson Research Center from 1985 to 1988, first as a post-doctoral fellow and then as an advisory engineer. He holds a B.A. in Physics from Reed College and a Ph.D. in Applied Physics from the Oregon Graduate Institute of Science and Technology.

  Mr. Koen, Vice President, Chief Financial Officer, joined Etec in December 1993 as Chief Financial Officer and Treasurer. He served as Chief Financial Officer and Vice President, Manufacturing of Levolor Corporation, a consumer products manufacturer, from April 1989 to December 1993. From 1980 to 1989, he held several management positions, the last being Director of Business Development, at Baker Hughes, Inc., a manufacturer of oil field service equipment. Mr. Koen holds a B.A. in Economics from Claremont McKenna College and an M.B.A. from the University of Virginia. Mr. Koen is a Certified Public Accountant (inactive status).

  Mr. Suzuki has been a director of Etec since May 1994. Mr. Suzuki has been President and a director of Etec Japan since May 1990. He founded Etec Japan in 1977. Mr. Suzuki has worked in the electronics industry since 1962 and has extensive international trade experience.

  Dr. Warkentin has been Vice President, Marketing of Etec since July 1995, and has served in various other positions, including Vice President, Corporate Development and Beaverton Site Manager. Dr. Warkentin came to Etec through its acquisition of ATEQ Corporation in November 1991, where his last position was Director of Development. Dr. Warkentin led a number of product development programs after joining ATEQ in January 1984. Dr. Warkentin holds a B.A. in Physics and Chemistry from the University of California, Santa Cruz and a Ph.D. in Physics from the University of California, San Diego.

  Mr. Gelbach has been a director of Etec since June 1995. He has been a private investor for more than the past five years and also serves as a director of Richey Electronics Inc. and Bell Microproducts. Mr. Gelbach held various positions at Intel Corporation, including Senior Vice President Corporate Marketing, from 1971 to 1989. He held various positions at Texas Instruments, including National Sales Manager, from 1965 through 1971.

  Mr. King has been a director of Etec since April 1990. He has been President and Chief Executive Officer of Zitel, a manufacturer of high performance storage subsystems, since October 1986. Mr. King was named a director of Zitel in January 1987. Prior to joining Zitel, Mr. King served as President and Chief Executive Officer of Dynamic Disk, Inc., a manufacturer of thin film media, from 1984 to 1986. From 1981 to 1984, he served as

President and Chief Operating Officer of Data Electronics, Inc., a cartridge tape drive manufacturer. Mr. King also served as Group President of the Computer Media Group of Memorex Corporation.

  Ms. Lego has been a director of Etec since September 1991. From June 1992 to the present, Ms. Lego has been self-employed as a financial consultant. From July 1981 to May 1992, Ms. Lego held various positions with Oak Management Corp., a venture capital firm. Ms. Lego was a general partner of the following venture capital partnerships until May 1992: Oak Investment Partners V from November 1991, Oak Investment Partners IV from November 1988, and Oak Investment Partners III from January 1985. Ms. Lego is also a director of Uniphase Corp., Zitel and SanDisk Corporation.

  Mr. McBennett has been a director of Etec since December 1994. Mr. McBennett has been the Corporate Controller of Perkin-Elmer, which manufactures analytical instrumentation, since 1977. He has been a corporate officer of Perkin-Elmer since 1993.

  Mr. Trent has been a director of Etec since December 1994. From 1986 through 1996, Mr. Trent was a Vice President of Micron, a semiconductor manufacturer. He joined Micron as an integrated circuit design engineer in 1980. Previously, Mr. Trent worked in Motorola, Inc.'s semiconductor research and development department.

  Mr. Wehrli has been a director of Etec since April 1995. Since 1977, Mr. Wehrli has been owner and Chief Executive Officer of Chronometry, Inc., a consulting firm. Mr. Wehrli has been Chairman of the Board of Siliconix, Inc., a manufacturer of power semiconductors, since 1990, and a director of Siliconix since 1981. He is also a director of PECO Controls Co.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of October 31, 1996, and as adjusted to reflect the sale by the Company and the Selling Stockholders of the shares offered hereby (assuming no exercise of the Underwriters' over-allotment option) by: (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers, (iv) all the directors and executive officers of the Company as a group, and (v) the other Selling Stockholders:

                                       SHARES                      SHARES
                                    BENEFICIALLY                BENEFICIALLY
                                     OWNED PRIOR     NUMBER      OWNED AFTER
                                   TO OFFERING(1)      OF        OFFERING(2)
                                  -----------------  SHARES   -----------------
PRINCIPAL STOCKHOLDERS             NUMBER   PERCENT  OFFERED   NUMBER   PERCENT
----------------------            --------- ------- --------- --------- -------
International Business Machines
 Corporation..................... 1,167,821   5.9%  1,167,821       --    --
 Old Orchard Road
 Armonk, NY 10504
DuPont Photomasks, Inc. ......... 1,025,640   5.2%        --  1,025,640   5.0%
 One Financial Center
 Round Rock, TX 78664
The Perkin-Elmer Corporation.....   994,534   5.0%    994,534       --    --
 761 Main Avenue
 Norwalk, CT 06859
DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------
Frank E. Abboud(3)...............    26,012    *          --     26,012    *
William D. Cole..................       --    --          --        --    --
Stephen E. Cooper(3).............   155,964    *          --    155,964    *
Trisha A. Dohren(3)..............    28,500    *          --     28,500    *
Roy A. Earle(3)..................    20,500    *          --     20,500    *
Melissa A. Ellis.................       --    --          --        --    --
Edward L. Gelbach(3).............    18,000    *          --     18,000    *
Mark A. Gesley(3)................     4,154    *          --      4,154    *
Jack H. King(3)(4)...............     9,000    *          --      9,000    *
Philip J. Koen, Jr.(3)...........    39,634    *          --     39,634    *
Catherine P. Lego(3).............    18,000    *          --     18,000    *
John McBennett(5)................       --    --          --        --    --
Takeshi (John) Suzuki(3).........    30,667    *          --     30,667    *
Thomas M. Trent(6)...............       --    --          --        --    --
Paul A. Warkentin(3).............    25,299    *          --     25,299    *
Robert L. Wehrli(3)..............     8,000    *          --      8,000    *
All directors and executive
 officers as a group (16
 persons)(3).....................   383,730   1.9%        --    383,730   1.9%

                                             SHARES                  SHARES
                                          BENEFICIALLY            BENEFICIALLY
                                           OWNED PRIOR   NUMBER   OWNED AFTER
                                         TO OFFERING(1)    OF     OFFERING(2)
                                         --------------- SHARES  --------------
OTHER SELLING STOCKHOLDERS               NUMBER  PERCENT OFFERED NUMBER PERCENT
--------------------------               ------- ------- ------- ------ -------
Japan Associates Finance Co. Ltd. (7)... 834,114   4.2%  834,114    --    --
Micron Technology, Inc. ................ 420,512   2.1%  420,512    --    --
Kanematsu Corporation................... 361,451   1.8%  361,451    --    --
Grumman Aerospace Corporation........... 339,097   1.7%  339,097    --    --
CIGNA Mezzanine Partners II, L.P. ...... 129,469     *    32,367 97,102    *
Hambrecht & Quist (8)...................  99,048     *    99,048    --    --
CH Partners III.........................  89,052     *    89,052    --    --
Connecticut General Life Insurance
 Company................................  88,036     *    22,009 66,027    *
Asset Management Associates 1984........  50,041     *    50,041    --    --
Keith Standiford (9)....................  45,250     *    10,000 35,250    *
John R. Thomas (10).....................  34,476     *     9,000 25,476    *
Sequoia Capital IV (11).................  29,602     *    24,147  5,455    *
Vista II L.P. ..........................  26,152     *    26,152    --    --
Joseph P. Donahue.......................  25,320     *     5,000 20,320    *
Charles Minihan.........................  25,275     *    25,275    --    --
Other Selling Stockholders (12).........  53,941     *    20,296 33,645    *

--------
 * Less than 1%.

 (1) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

 (2) For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, shares which such person or group has the right to acquire within 60 days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.

 (3) Includes shares issuable upon exercise of options within 60 days of October 31, 1996 as follows: Mr. Abboud, 23,512, Mr. Cooper, 23,500, Ms. Dohren, 18,000, Mr. Earle, 20,000, Mr. Gelbach, 8,000, Mr. Gesley, 1,921,
     Mr. King, 8,000, Mr. Koen, 33,334, Ms. Lego, 8,000, Mr. Suzuki, 17,334,
     Mr. Warkentin, 23,284 shares, Mr. Wehrli, 8,000 shares and all executive officers and directors as a group (16 persons), 192,885 shares.

 (4) Excludes 70,063 shares held by Zitel Corporation, of which Mr. King is President, Chief Executive Officer and a director and may be deemed to share voting or dispositive power over such shares.

 (5) Excludes 994,534 shares held by The Perkin-Elmer Corporation, of which Mr. McBennett is an officer. Mr. McBennett has indicated to the Company that he does not have or share voting or dispositive power over such shares.

 (6) Excludes 420,512 shares held by Micron Technology, Inc., of which Mr. Trent was formerly a Vice President. Mr. Trent has indicated to the Company that he does not have or share voting or dispositive power over such shares.

 (7) Consists of 95,500 shares beneficially owned by Japan Associates Finance Co., Ltd.; 30,775 shares beneficially owned by JAFCO No. 6 Investment Enterprise Partnership; 77,554 shares beneficially owned by JAFCO G-3 Investment Enterprise Partnership; 56,011 shares beneficially owned by JAFCO G-4 Investment Enterprise Partnership; 68,322 shares beneficially owned by JAFCO G-5 Investment Enterprise Partnership; 27,697 shares beneficially owned by JAFCO JS-1 Investment Enterprise Partnership; 30,775 shares beneficially owned by JAFCO R-1(A) Investment Enterprise Partnership; 30,775 shares beneficially owned by JAFCO R-1(B) Investment Enterprise Partnership; and 416,705 shares beneficially owned by U.S. Information Technology Investment Enterprise Partnership.

 (8) Consists of 34,207 shares beneficially owned by H&Q Ventures IV; 201 shares beneficially owned by Anglo-Continental Venture Investors S.A.; 46 shares beneficially owned by H&Q Alliance Fund; 246 shares beneficially owned by H&Q Investors; 64,016 shares beneficially owned by H&Q Ventures International C.V.; 56 shares beneficially owned by Hamco Capital Corp.; 261 shares beneficially owned by Hamquist; and 15 shares beneficially owned by Hambrecht & Quist Group.

 (9) Includes 18,584 shares issuable upon exercise of options within 60 days of October 31, 1996.

(10) Includes 14,476 shares issuable upon exercise of options within 60 days of October 31, 1996.

(11) Consists of 22,066 shares beneficially owned by Sequoia Capital IV, all of which are being offered hereby; 2,081 shares beneficially owned by Sequoia Technology Partners II, all of which are being offered hereby; 61 shares beneficially owned by Sequoia XIV; 82 shares beneficially owned by Sequoia XV; 41 shares beneficially owned by Sequoia XVI; 20 shares beneficially owned by Sequoia XX; and 5,251 shares beneficially owned by Sequoia XXI.

(12) Consists of 15 individuals each of whom beneficially owns less than 0.20% of the Company's outstanding Common Stock prior to the Offering. Beneficial ownership prior to the Offering includes an aggregate of 3,805 shares issuable upon exercise of options within 60 days of October 31, 1996.

                        SHARES ELIGIBLE FOR FUTURE SALE

  No prediction can be made regarding the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. As described below, the number of shares available for sale shortly after this offering will be limited due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price.

  Upon completion of this offering, the Company will have outstanding 20,474,196 shares of Common Stock (assuming no exercise of options and warrants to purchase 1,692,419 shares). Of these, 17,432,448 shares of Common Stock (including the 5,029,916 shares being sold hereby) will be freely tradable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or registration under the Securities Act. The remaining 3,041,748 shares held by existing stockholders (the "Restricted Shares") were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act or are shares subject to certain lock-up restrictions (as defined below). These shares may be sold in the public market only if registered or pursuant to an exemption from registration such as Rule 144 or Rule 701 under the Securities Act and/or after such lock-up period has expired.

  Of the Restricted Shares, approximately 2,313,664 shares are held by certain stockholders that have agreed in connection with the Company's initial public offering not to sell, directly or indirectly, any shares owned by them until January 20, 1997 without the prior written consent of the Company and Robertson, Stephens & Company LLC and approximately 190,845 shares (not including options to purchase 192,885 shares, which are also subject to lock-up restrictions) are held by officers and directors of the Company who have agreed not to sell, directly or indirectly, any shares owned by them for a period of 90 days from the date of this Prospectus (collectively, the "Lock-up Restrictions") without prior written consent of the Company and Lehman Brothers Inc. Commencing January 20, 1997, upon the expiration of Lock-up Restrictions (or earlier upon the consent of the Company and Robertson Stephens & Company LLC) approximately 1,963,000 Restricted Shares will become eligible for sale without restriction in reliance on Rule 144(k) and Rule 701, and approximately 80,000 Restricted Shares will become eligible for sale subject to the restrictions of Rule 144. Approximately 53,000 Restricted Shares are not subject to the Lock-up Restrictions, and are eligible for immediate sale in the public market, subject to the restrictions of Rule 144 and Rule 701. Approximately 870,000 will become eligible for sale upon satisfaction of certain requirements under Rule 144 including the holding period requirements which will not be satisfied as to 731,595 of such shares prior to February 1998.

  In general, under Rule 144 as currently in effect, an affiliate of the Company, or a holder of Restricted Shares who owns beneficially shares that were not acquired from the Company or an affiliate of the Company within the previous two years, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 204,619 shares immediately after this offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who owns beneficially Restricted Shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above, provided that at least three years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

  Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers prior to the closing of the Company's initial public offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to stock options granted by the Company before its initial public offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be Restricted Shares and (unless subject to the contractual restrictions described above), may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

  The Company has filed Registration Statements on Form S-8 covering the resale of 2,815,930 shares of Common Stock which are reserved for issuance under the Company's 1995 Omnibus Incentive Plan, 1994 Employee Stock Option Plan, 1995 Directors' Stock Option Plan, 1990 Executive Stock Plan, 1990 Employee Stock Plan and 1995 Employee Stock Purchase Plan, including, in some cases, shares for which an exemption under Rule 144 or Rule 701 would also be available, thus permitting the resale of shares in the public market without restriction under the Securities Act. As of October 31, 1996, options to purchase 1,545,921 shares were outstanding under the Company's 1995 Omnibus Incentive Plan, 1994 Employee Stock Option Plan, 1990 Executive Stock Plan, 1990 Employee Stock Plan and 1995 Directors' Stock Option Plan, and as of October 31, 1996, 39,189 shares had been purchased under the Company's Employee Stock Purchase Plan. In addition, the Company has filed a Registration Statement on Form S-8 covering the resale of 44,288 shares of Common Stock which are reserved for issuance upon exercise of warrants to purchase Common Stock. These warrants were originally issued in connection with the Company's acquisition of ATEQ Corporation in 1991, and as of October 31, 1996, 37,412 shares of Common Stock have been issued upon exercise of such warrants and are available for resale in the public market.

  Holders of approximately 3,078,000 Restricted Shares have the right to cause the company to register the sale of their shares under the Securities Act. The registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration.

               CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                     FOR NON-U.S. HOLDERS OF COMMON STOCK

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or an estate or trust, in each case not subject to U.S. federal income tax on a net income tax basis in respect of income or gain from Common Stock (a "non-U.S. holder"). This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations thereunder, and administrative and judicial interpretations as of the date hereof, all of which may be changed. This discussion does not address all the aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, or to certain types of holders subject to special treatment under United States federal income tax laws (such as life insurance companies and dealers in securities). Nor does it address tax consequences under the laws of any state, municipality or other taxing jurisdiction or under the laws of any country other than the United States.

  Prospective holders should consult their own tax advisors about the particular tax consequences to them of holding and disposing of Common Stock.

DIVIDENDS

  Generally, dividends paid to a non-U.S. holder of Common Stock will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business within the United States (or alternatively are attributable to a United States permanent establishment of such holder, if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to United States income tax on a net income basis in respect of such dividends). Such "effectively connected" dividends, or dividends attributable to a permanent establishment, are subject to tax at rates applicable to United States citizens, resident aliens and domestic United States corporations, and are not generally subject to withholding. Effectively connected dividends received by a non-U.S. corporation may be subject to an additional "branch profits tax" at a 30% rate (or a lower rate under an applicable income tax treaty) when such dividends are deemed repatriated from the United States.

  Under current U.S. Treasury regulations, dividends paid to an address outside the United States in a foreign country are presumed to be paid to a resident of such country for purposes of the withholding tax. Under current interpretation of U.S. Treasury regulations, the same presumption applies to determine the applicability of a reduced rate of withholding under a tax treaty. Thus, non-U.S. holders receiving dividends at addresses outside the United States are not currently required to file tax forms to obtain the benefit of an applicable treaty rate. Under U.S. Treasury regulations that are proposed to be effective for distributions after 1997 (the "Proposed Regulations"), to claim the benefits of a tax treaty a non-U.S. holder of Common Stock would need to satisfy applicable certification requirements. In addition, under the Proposed Regulations, in the case of Common Stock held by a foreign partnership, (i) the certification requirement would generally be applied to the partners of the partnership and (ii) the partnership would be required to provide certain information. The Proposed Regulations also provide look-through rules for tiered partnerships. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations.

  If there is excess withholding on a person eligible for a treaty benefit, the person can file a claim for a refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

  A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iii) the non-U.S. holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates, or (iv) the Company is or has been a "United States real property holding corporation" for federal income tax purposes and, if the Common Stock is regularly traded on an established securities market, the non-U.S. holder held, directly or indirectly, at any time during the 5-year period ending on the date of disposition (or such shorter period that such shares were held) more than 5% of the Common Stock. The Company has not been and does not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence. Dividends not subject to withholding tax may be subject to backup withholding at a 31% rate if the non-U.S. holder is not an "exempt recipient" and fails to provide a tax identification number and other information to the Company. Under the Proposed Regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

  If the proceeds of a disposition of Common Stock are paid over by or through a United States office of a broker, the payment is subject to information reporting and possible backup withholding at a 31% rate unless the disposing holder certifies under penalties of perjury as to his name, address, and non-U.S. holder status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding requirements will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-United States office of a broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (A) the payment is made through an office outside the United States of a broker that either (i) is a U.S. person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) is a "controlled foreign corporation" for United States federal income tax purposes and (B) the broker fails to maintain documentary evidence that the holder is a non-U.S. holder or that the holder otherwise is entitled to an exemption.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

FEDERAL ESTATE TAXES

  Common Stock held by a non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITING

  Under the terms of, and subject to the conditions contained in, the U.S. Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which the Prospectus forms a part, each of the underwriters named below (the "U.S. Underwriters") have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such U.S. Underwriter below:

                                                                        NUMBER
          U.S. UNDERWRITERS                                            OF SHARES
          -----------------                                            ---------
     Lehman Brothers Inc. ............................................ 1,006,000
     Robertson, Stephens & Company LLC................................ 1,006,000
     Smith Barney Inc. ............................................... 1,006,000
     Needham & Company, Inc. ......................................... 1,006,000
                                                                       ---------
       Total.......................................................... 4,024,000
                                                                       =========

  Under the terms of, and subject to the conditions contained in, the International Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, the managers named below of the concurrent offering of the Common Stock outside the United States and Canada (the "International Managers" and together with the U.S. Underwriters, the "Underwriters") have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each International Manager, the aggregate number of shares of Common Stock set forth opposite the name of each such International Manager below:

                                                                        NUMBER
          INTERNATIONAL MANAGERS                                       OF SHARES
          ----------------------                                       ---------
     Lehman Brothers International (Europe) ..........................   251,479
     Robertson, Stephens & Company LLC................................   251,479
     Smith Barney Inc. ...............................................   251,479
     Needham & Company, Inc. .........................................   251,479
                                                                       ---------
       Total.......................................................... 1,005,916
                                                                       =========

  The Company and the Selling Stockholders have been advised by the U.S. Underwriters and the International Managers that the U.S. Underwriters and the International Managers, respectively, propose to offer shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the U.S. Underwriters and the International Managers) at such price less a concession not in excess of $0.90 per share. The selected dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After commencement of the public offering, the offering price and other selling terms may be changed by the U.S. Underwriters and the International Managers.

  The U.S. Underwriting Agreement and the International Underwriting Agreement provide that the obligations of the several U.S. Underwriters and International Managers to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, including the conditions that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or threatened by the Commission, and that there has been no material adverse change in the condition of the Company. The U.S. Underwriters will be obligated to purchase 4,024,000 shares of Common Stock and the International Managers will be obligated to purchase 1,005,916 shares of Common Stock offered hereby if any are purchased. The closing of the U.S. Offering is a condition to the closing of the International Offering, and the closing of the International Offering is a condition to the closing of the U.S. Offering.

  The Company has granted the U.S. Underwriters and the International Managers options to purchase up to an aggregate of 603,590 and 150,897 additional shares of Common Stock, respectively, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the U.S. Underwriters or International Managers exercise such options, each of the U.S. Underwriters or International Managers, as the case may be, will have a firm commitment subject to certain conditions to purchase a number of the additional shares of Common Stock proportionate to such U.S. Underwriters or International Manager's initial commitment as indicated in the preceding tables. The Company will be obligated, pursuant to such option, to sell such shares to the U.S. Underwriters and the International Managers to the extent such options are exercised. The U.S. Underwriters and the International Managers may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

  The U.S. Underwriters and the International Managers have entered into an Agreement Between U.S. Underwriters and International Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares (plus any of the shares to cover over-allotments) of Common Stock offered in the U.S. Offering, (i) it is not purchasing any of such shares for the account of anyone other than a U.S. Person (as defined below) and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any Prospectus relating to the U.S. Offering to anyone other than a U. S. Person. In addition, pursuant to the same Agreement, each International Manager has agreed that, as part of the distribution of the shares (plus any of the shares to cover over-allotments) of Common Stock offered in the International Offering, (i) it is not purchasing any of such shares for the account of a U.S. Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any Prospectus relating to the International Offering to any U.S. Person. Each International Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and International Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the U.S. Underwriters and the International Managers. As used herein, "U.S. Person" means any resident or citizen of the United States or Canada and its provinces, any corporation or other entity created or organized in or under the laws of the United States or Canada and its provinces or any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source of its income. The term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction.

  Pursuant to the Agreement Between U.S. Underwriters and International Mangers, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold shall be the public offering price as then in effect for Common Stock being sold by the U.S. Underwriters and the International Managers, less an amount not greater than the selling concession allocable to such Common Stock. To the extent there are sales between the U.S. Underwriters and the International Managers pursuant to the Agreement Between U.S. Underwriters and International Managers, the number of shares initially available for sale by the U.S. Underwriters or by the International Mangers may be more or less than the amount appearing on the cover page of this Prospectus.

  Each International Manager has represented and agreed that (i) it has not offered or sold, and prior to the date six months after the date of issue of the Common Stock, will not offer or sell, in the United Kingdom, by means of any document, any shares of the Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Public Offer of Securities Regulation 1995); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue and pass on to any person in the United Kingdom, any document received by it in connection with the issue of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise be lawfully issued or passed on.

  Purchasers of the shares offered pursuant to the Offerings may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price set forth on the cover page hereof.

  The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act or to contribute to payments that may be required to be made in respect thereof.

  The Company has agreed not to offer, sell or dispose of any Common Stock or any options, rights, warrants or any securities convertible into or exchangeable or exercisable for Common Stock prior to the expiration of 90 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc., other than the Common Stock to be sold in this offering and Common Stock issuable upon the exercise of outstanding stock options granted pursuant to the 1990 Executive Stock Plan, 1990 Employee Stock Option Plan, 1995 Omnibus Incentive Plan, 1995 Directors' Stock Option Plan or Common Stock issuable under the 1995 Employee Stock Purchase Plan. Officers and directors of the Company have agreed not to sell or otherwise transfer or dispose of any securities of the Company (other than to donees who agree to be similarly bound) during the period of 90 days following the effective date of the Registration Statement of which this Prospectus is a part, without the prior written consent of Lehman Brothers Inc.

  Certain of the Underwriting and selling group members (if any) that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on Nasdaq in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds that highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately proceeding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company and certain of the Selling Stockholders by Pillsbury Madison & Sutro LLP, San Francisco, California, and for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California. A member of Pillsbury Madison & Sutro LLP is the Secretary of the Company.

                                    EXPERTS

  The financial statements of Etec Systems, Inc. as of July 31, 1995 and July 31, 1996, and for each of the three years in the period ended July 31, 1996, included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             CHANGE IN ACCOUNTANTS

  Effective April 10, 1995, Price Waterhouse LLP was engaged as the Company's principal independent accountants. Prior to April 10, 1995, KPMG Peat Marwick LLP ("KPMG") had been the Company's independent accountants. The decision to change independent accountants was approved by the Company's Board of Directors. In the period from August 1, 1993 through April 9, 1995 KPMG issued no audit report which was qualified or modified as to uncertainty, audit scope or accounting principles, no adverse opinions or disclaimers of opinion on any of the Company's financial statements, and there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. KPMG has not audited or reported on any of the Company's financial statements or information included in this Prospectus. Prior to April 10, 1995 the Company had not consulted with Price Waterhouse LLP on items which involved the Company's accounting principles or the form of audit opinion to be issued on the Company's financial statements.

                               ETEC SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Accountants......................................... F-2
Consolidated Balance Sheets at July 31, 1996 and 1995..................... F-3
Consolidated Statements of Operations for the years ended July 31, 1996,
 1995 and 1994............................................................ F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended July 31, 1996, 1995 and 1994....................................... F-5
Consolidated Statements of Cash Flows for the years ended July 31, 1996,
 1995 and 1994............................................................ F-6
Notes to Consolidated Financial Statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Etec Systems, Inc.

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Etec Systems, Inc. and its subsidiaries at July 31, 1996 and July 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

San Jose, California
August 27, 1996

                               ETEC SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                JULY 31,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
                                   ASSETS
Current assets:
  Cash and cash equivalents................................ $ 44,472  $ 23,638
  Marketable securities....................................   24,153       --
  Accounts receivable, less allowance for doubtful accounts
   of $1,102 and $1,270....................................   37,316    24,572
  Inventory................................................   52,135    24,238
  Other current assets.....................................    3,042     1,972
  Deferred tax assets......................................   24,508       944
                                                            --------  --------
    Total current assets...................................  185,626    75,364
Property, plant and equipment, net.........................   19,381     6,474
Other assets...............................................    3,864     4,146
                                                            --------  --------
                                                            $208,871  $ 85,984
                                                            ========  ========
      LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK,
                      AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt..................... $  3,333  $  5,386
  Accounts payable.........................................   14,184     6,575
  Accrued and other liabilities............................   51,084    38,671
  Taxes payable............................................    5,826     1,517
                                                            --------  --------
    Total current liabilities..............................   74,427    52,149
Long-term debt, less current portion.......................    6,667    16,866
Deferred gain on sale of asset.............................    5,571     6,015
Other liabilities..........................................    6,329     1,972
                                                            --------  --------
Total liabilities..........................................   92,994    77,002
                                                            --------  --------
Mandatorily redeemable convertible preferred stock.........      --     76,397
                                                            --------  --------
Commitments and Contingencies (Notes 5, 12, and 15)
Stockholders' equity (deficit):
  Preferred Stock par value $0.01 per share; 10,000,000
   shares authorized, none issued or outstanding...........      --        --
  Common Stock, par value $0.01 per share; 30,000,000 and
   20,000,000 shares authorized, 19,610,964 and 910,402
   shares issued and outstanding...........................      196         9
  Warrants.................................................    1,096       562
  Additional paid-in capital...............................  149,858       345
  Cumulative translation adjustment........................      211     2,936
  Accumulated deficit......................................  (35,484)  (71,267)
                                                            --------  --------
    Total stockholders' equity (deficit)...................  115,877   (67,415)
                                                            --------  --------
                                                            $208,871  $ 85,984
                                                            ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               ETEC SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      YEARS ENDED JULY 31,
                                                    --------------------------
                                                      1996     1995     1994
                                                    --------  -------  -------
Revenue:
  Products......................................... $112,940  $51,395  $40,731
  Services.........................................   32,705   31,521   27,979
                                                    --------  -------  -------
                                                     145,645   82,916   68,710
                                                    --------  -------  -------
Cost of revenue:
  Cost of products.................................   56,632   27,015   25,559
  Cost of services.................................   23,410   20,604   17,670
                                                    --------  -------  -------
                                                      80,042   47,619   43,229
                                                    --------  -------  -------
Gross profit.......................................   65,603   35,297   25,481
                                                    --------  -------  -------
Operating expenses:
  Research, development and engineering............   17,402   10,497    5,102
  Selling, general and administrative..............   21,269   13,397   10,803
  Write-off of in-process technology acquired......    6,269      --       --
                                                    --------  -------  -------
                                                      44,940   23,894   15,905
                                                    --------  -------  -------
Income from operations.............................   20,663   11,403    9,576
Interest expense...................................   (1,824)  (4,238)  (5,115)
Other income (expense), net........................    2,669     (352)    (533)
                                                    --------  -------  -------
Income before income tax (benefit) provision and
 extraordinary items...............................   21,508    6,813    3,928
Income tax (benefit) provision.....................  (16,283)   2,289    2,316
                                                    --------  -------  -------
Income before extraordinary items..................   37,791    4,524    1,612
Extraordinary (loss) gain on early extinguishment
 of debt...........................................     (930)   5,412      --
                                                    --------  -------  -------
Net income.........................................   36,861    9,936    1,612
Accretion of mandatorily redeemable convertible
 preferred stock...................................    1,078    3,092    2,946
                                                    --------  -------  -------
Net income (loss) attributable to Common
 Stockholders...................................... $ 35,783  $ 6,844  $(1,334)
                                                    ========  =======  =======
Per share data:
  Income before extraordinary items................ $   2.07  $  0.31  $  0.12
  Extraordinary (loss) gain........................    (0.05)    0.37      --
                                                    --------  -------  -------
  Net income....................................... $   2.02  $  0.68  $  0.12
                                                    ========  =======  =======
Weighted average common shares.....................   18,296   14,594   14,008
                                                    ========  =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               ETEC SYSTEMS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                            COMMON STOCK              ADDITIONAL CUMULATIVE
                          -----------------            PAID-IN   TRANSLATION ACCUMULATED
                            SHARES   AMOUNT WARRANTS   CAPITAL   ADJUSTMENT    DEFICIT    TOTAL
                          ---------- ------ --------  ---------- ----------- ----------- --------
Balance at July 31,
 1993...................     644,017  $  6  $   --     $    212    $   984    $(76,777)  $(75,575)
Issuance of Common
 Stock..................      67,154     1      --            6        --          --           7
Payments on notes
 receivable.............         --    --       --           17        --          --          17
Cumulative translation
 adjustment.............         --    --       --          --         544         --         544
Accretion of Mandatorily
 Redeemable Convertible
 Preferred Stock
 redemption value.......         --    --       --          --         --       (2,946)    (2,946)
Net income..............         --    --       --          --         --        1,612      1,612
                          ----------  ----  -------    --------    -------    --------   --------
Balance at July 31,
 1994...................     711,171     7      --          235      1,528     (78,111)   (76,341)
Issuance of Common
 Stock..................     199,231     2      --           76        --          --          78
Issuance of warrants....         --    --       562         --         --          --         562
Payments on notes
 receivable.............         --    --       --           34        --          --          34
Cumulative translation
 adjustment.............         --    --       --          --       1,408         --       1,408
Accretion of Mandatorily
 Redeemable Convertible
 Preferred Stock
 redemption value.......         --    --       --          --         --       (3,092)    (3,092)
Net income..............         --    --       --          --         --        9,936      9,936
                          ----------  ----  -------    --------    -------    --------   --------
Balance at July 31,
 1995...................     910,402     9      562         345      2,936     (71,267)   (67,415)
Stock offerings.........   5,374,167    54      --       56,903        --          --      56,957
Shares and warrants
 issued to equity
 investor...............     500,000     5      600       9,895        --          --      10,500
Shares issued in
 connection with the
 Polyscan acquisition...     350,000     4      --        3,496        --          --       3,500
Issuance of warrants....         --    --     1,031         --         --          --       1,031
Exchange of ATEQ stock
 for Common Stock.......      66,915   --       --          --         --          --         --
Accretion of Mandatorily
 Redeemable Convertible
 Preferred Stock
 redemption value.......         --    --       --          --         --       (1,078)    (1,078)
Conversion of
 Mandatorily Redeemable
 Convertible Preferred
 Stock..................  11,747,057   118      --       77,357        --          --      77,475
Payments on notes
 receivable.............         --    --       --           38        --          --          38
Cumulative translation
 adjustment.............         --    --       --          --      (2,725)        --      (2,725)
Issuance under stock
 plans..................     227,415     2      --          731        --          --         733
Exercise of warrants....     435,008     4   (1,097)      1,093        --          --         --
Net income..............         --    --       --          --         --       36,861     36,861
                          ----------  ----  -------    --------    -------    --------   --------
Balance at July 31,
 1996...................  19,610,964  $196  $ 1,096    $149,858    $   211    $(35,484)  $115,877
                          ==========  ====  =======    ========    =======    ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               ETEC SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                      YEARS ENDED JULY 31,
                                                    --------------------------
                                                      1996     1995     1994
                                                    --------  -------  -------
Cash flows from operating activities:
  Net income......................................  $ 36,861  $ 9,936  $ 1,612
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Extraordinary loss (gain) on early
    extinguishment of debt........................       930   (5,412)     --
   Write-off of in-process technology acquired....     6,269      --       --
   Depreciation and amortization..................     1,629    2,951    3,790
   Deferred taxes.................................   (23,564)    (442)    (103)
   Other noncash charges..........................       --       527      536
   Changes in assets and liabilities:
     Accounts receivable..........................   (15,743)  (2,745)  (4,676)
     Inventory....................................   (25,393)  (3,217)   7,890
     Other assets.................................      (579)     (18)  (1,347)
     Accounts payable.............................     7,724   (1,178)  (2,703)
     Accrued and other liabilities................    15,348    8,697   (1,425)
                                                    --------  -------  -------
     Net cash provided by operating activities....     3,482    9,099    3,574
                                                    --------  -------  -------
Cash flows from investing activities:
  Purchase of marketable securities, net..........   (24,153)     --       --
  Loan to Polyscan, Inc, net and other............      (637)    (825)     --
  Proceeds from sale of plant.....................       --    10,969      --
  Capital expenditures for property and equipment,
   net............................................   (11,673)  (2,915)  (1,957)
  New building construction costs.................    (1,445)     --       --
                                                    --------  -------  -------
   Net cash (used in) provided by investing
    activities....................................   (37,908)   7,229   (1,957)
                                                    --------  -------  -------
Cash flows from financing activities:
  Repayment of debt...............................   (21,631)  (6,169)  (2,850)
  Issuance of long-term debt......................    10,000      --       --
  Financing from related party....................       159    6,219      507
  Proceeds from issuance of Common Stock..........    67,628      112       24
                                                    --------  -------  -------
   Net cash provided by financing activities......    56,156      162   (2,319)
                                                    --------  -------  -------
  Effect of exchange rate changes on cash.........      (896)     577       39
                                                    --------  -------  -------
  Net change in cash and cash equivalents.........    20,834   17,067     (663)
  Cash and cash equivalents at beginning of the
   period.........................................    23,638    6,571    7,234
                                                    --------  -------  -------
  Cash and cash equivalents at the end of the
   period.........................................  $ 44,472  $23,638  $ 6,571
                                                    ========  =======  =======
Supplemental disclosures of cash flow information:
  Cash paid during the period for interest........  $  2,001  $ 3,342  $ 3,827
                                                    ========  =======  =======
  Cash paid during the period for income taxes....  $  2,972  $ 2,831  $ 2,559
                                                    ========  =======  =======
Supplemental schedule of noncash investing and
 financing activities:
  Conversion of Senior subordinated debt into
   mandatorily redeemable convertible preferred
   stock..........................................  $    --   $10,564  $ 7,099
                                                    ========  =======  =======
  Conversion of mandatorily redeemable convertible
   preferred stock to Common Stock................  $ 77,475  $   --   $   --
                                                    ========  =======  =======
  Acquisition of machinery and equipment from
   nonprofit research and development agency......  $  4,296  $   --   $   --
                                                    ========  =======  =======
  Acquisition of substantially all assets and
   certain liabilities of Polyscan, Inc. in
   exchange for 350,000 shares of Common Stock....  $  3,500  $   --   $   --
                                                    ========  =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                              ETEC SYSTEMS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

  Etec Systems, Inc. (the "Company") designs, develops, manufactures, markets and services electron beam and laser beam pattern generation equipment for the semiconductor industry. The Company has operations in the United States, Japan, Korea, Germany and France. The Company operates in one industry segment.

 Basis of Presentation

  The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Intercompany transactions and balances are eliminated in consolidation. Accounts denominated in foreign currencies are translated using the foreign currencies as the functional currencies. Assets and liabilities of foreign operations are translated to U.S. dollars at current rates of exchange and revenues and expenses are translated using weighted average rates. Gains and losses from foreign currency translation are included as a separate component of stockholders' equity (deficit). Foreign currency transaction gains and losses are included as a component of other income (expense), net. For the year ended July 31, 1996, the Company recorded approximately $846,000 of transaction gains on the settlement accounts denominated in yen related to the redemption of the minority interest in Etec Japan (See Note 8-Minority Interest.). For all other periods, such gains and losses have not been significant.

  These financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could vary from those estimates.

 Revenue Recognition

  Product revenue is generally recognized upon shipment. A provision for installation costs and estimated future warranty costs is recorded at the time revenue is recognized. Revenue associated with retrofitting certain models is recognized upon completion of the retrofit. Service revenue is deferred and is recognized on a straight-line basis over the period of service.

 Cash Equivalents and Marketable Securities

  The Company considers all highly liquid debt instruments having a maturity of three months or less on the date of purchase to be cash equivalents.

  The Company has classified all investments as available for sale. Investments classified as available for sale are recorded at fair value and any temporary difference between an investment's cost and fair value is recorded as a separate component of stockholders' equity. Temporary differences between cost and fair value for the year ended July 31, 1996 were not material.

  At July 31, 1996, the fair value of the Company's investments approximated cost. At July 31, 1996, $37.3 million of investments are classified as cash and cash equivalents on the balance sheet. The investment portfolio at July 31, 1996 is comprised of commercial paper, money market funds, U.S. Government obligations and corporate debentures. Maturities of the assets in the portfolio are one year or less.

                              ETEC SYSTEMS, INC.

  The Company manages its cash equivalents and short-term investments in a single portfolio of highly marketable securities, all of which are intended to be available to meet the Company's current cash requirements.

 Inventory

  Inventory is stated at the lower of cost or market, with cost being determined under the first-in, first-out method.

 Depreciation and Amortization

  Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to ten years for machinery and equipment. Assets held under capital leases are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement.

 Capitalization of Software

  The Company capitalizes substantially all costs related to the purchase of software and its implementation which include purchased software, consulting fees, and use of certain specified Company resources. As of July 31, 1996, $3.2 million in costs had been capitalized and are included in machinery and equipment.

 Research, Development and Engineering

  Research, development and engineering costs are expensed as incurred. As more fully described in Note 9, the Company is party to certain research and development contracts which provide for partial funding of certain research, development and engineering costs. Amounts funded under these contracts, which are generally best efforts contracts, are recognized as costs are incurred.

 Off-Balance Sheet Risk and Concentrations of Credit Risk

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, marketable securities and accounts receivable. The Company places its temporary cash investments and marketable securities with financial institutions and other creditworthy issuers and limits the amount of credit exposure to any one party.

  The Company's accounts receivable are derived primarily from sales to customers located in the U.S., Europe, and the Far East. The Company performs ongoing credit evaluations of its customers. Additionally, prior to shipment of systems, the Company receives payment of a portion of the system sales price. Write-offs during the periods presented have been insignificant.

  Sales to the Company's ten largest customers accounted for approximately 76%, 74% and 76% of revenues in fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

  At July 31, 1996, outstanding receivables from four customers represented 16%, 14%, 11% and 10%, respectively, of the Company's accounts receivable. At July 31, 1995, outstanding receivables from two customers represented 29% and 28%, respectively, of the Company's accounts receivable.

                              ETEC SYSTEMS, INC.

 Net Income Per Share

  Net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares for the year ended July 31, 1996 consist of stock options and warrants using the treasury stock method except when antidilutive. Common equivalent shares for the years ended July 31, 1995 and 1994 consist of common stock issuable upon the conversion of the Company's Series B, C, D and E mandatorily redeemable convertible preferred stock using the as if converted method and the exercise of stock options and warrants using the treasury stock method, except when antidilutive. Pursuant to the requirements of the Securities and Exchange Commission, common stock equivalent shares relating to stock options and warrants using the treasury stock method, and the mandatorily redeemable convertible preferred stock using the as if converted method, issued subsequent to July 31, 1994 through the initial public offering ("IPO") date, are included in the computation of net income per share for the years ended July 31, 1995 and 1994 as if they were outstanding for the entire period.

NOTE 2--BALANCE SHEET COMPONENTS:

                                                                  JULY 31,
                                                              -----------------
                                                                1996     1995
                                                              --------  -------
                                                               (IN THOUSANDS)
Inventory:
  Purchased parts............................................ $ 16,861  $ 5,703
  Work-in-process............................................   25,380   10,855
  Spares.....................................................    9,894    7,680
                                                              --------  -------
                                                              $ 52,135  $24,238
                                                              ========  =======
Property, plant and equipment:
  Buildings.................................................. $  2,339  $   693
  Machinery and equipment....................................   27,375   14,938
                                                              --------  -------
                                                                29,714   15,631
  Less accumulated depreciation..............................  (10,333)  (9,157)
                                                              --------  -------
                                                              $ 19,381  $ 6,474
                                                              ========  =======
Accrued and other liabilities:
  Customer advances.......................................... $ 24,061  $12,898
  Accrued employee costs.....................................    5,594    4,362
  Accrued warranty and installation..........................    6,405    2,960
  Payable to related party...................................    1,286    8,936
  Other accrued liabilities..................................   13,738    9,515
                                                              --------  -------
                                                              $ 51,084  $38,671
                                                              ========  =======

  Machinery and equipment at July 31, 1996 and 1995 includes approximately $612,000 and $244,000, respectively, of assets under leases that have been capitalized. Accumulated depreciation for such equipment approximated $167,000 and $184,000, respectively.

                              ETEC SYSTEMS, INC.

NOTE 3--LONG-TERM DEBT:

                                                                  JULY 31,
                                                               ----------------
                                                                1996     1995
                                                               -------  -------
                                                               (IN THOUSANDS)
Long-term debt:
  Unsecured term note payable................................. $10,000  $   --
  Senior secured notes payable................................     --    18,706
  Senior subordinated notes payable to Perkin-Elmer...........     --     1,979
  Senior subordinated note payable to IBM.....................     --     1,567
                                                               -------  -------
    Total debt................................................  10,000   22,252
  Less current maturities.....................................  (3,333)  (5,386)
                                                               -------  -------
                                                               $ 6,667  $16,866
                                                               =======  =======

 Unsecured Term Note Payable and Revolving Line of Credit

  On May 24, 1996, the Company entered into a $30.0 million financing commitment with ABN-AMRO Bank, N.V. This facility includes a $20.0 million two-year revolving line of credit and a $10.0 million three-year term note. The $10.0 million term note was used to refinance the senior secured notes payable. As of July 31, 1996, the Company had not used the revolving line of credit. Indebtedness under the revolving line of credit and term note is unsecured and bears interest at the London Interbank Offered Rate (5.91% on July 31, 1996) plus 1.25%. The terms of the financing facility require the Company to comply with certain financial and restrictive covenants, including maintenance of certain financial ratios and minimum net worth criteria, restrictions on the incurrence of indebtedness and repurchase of Company stock, and certain dividend restrictions. At July 31, 1996, the Company was in compliance with all covenants.

  Minimum annual repayments of the term note are as follows (in thousands):

      FISCAL YEAR ENDING JULY 31:
      ---------------------------
        1997........................................................... $ 3,333
        1998...........................................................   3,333
        1999...........................................................   3,334
                                                                        -------
                                                                        $10,000
                                                                        =======

 Senior Secured Notes Payable

  During the year ended July 31, 1996, the Company repaid the remaining unpaid principal balance of $18.7 million under its 10.65% senior secured notes. As a result of this repayment, the Company recorded an extraordinary loss of approximately $930,000 related to unamortized debt issuance costs.

 Senior Subordinated Notes Payable

  In July 1995, IBM and Perkin-Elmer, holders of the Company's senior subordinated notes payable and mandatorily redeemable convertible preferred stock, exchanged approximately $7.1 million and $12.6 million of their senior subordinated notes and accrued interest for 40,251 and 65,390 shares, respectively, of Series B mandatorily redeemable convertible preferred stock and approximately $1.6 million and $2.0 million, respectively, of senior subordinated notes payable. These notes bore interest at 12% and 10.3%, respectively. As a result of this transaction, the Company recorded an extraordinary gain, net of tax, of approximately $5.4 million. In computing the gain, management estimated that the fair value of the senior subordinated notes at

                              ETEC SYSTEMS, INC.

the date of the exchange was approximately $14.2 million reflecting the present value of future obligations discounted at approximately 15% to 16%. The discount rate reflected management's estimate of fair market rates for high yield, private debt issuances at the time. The fair value of the debt resulted in an implied value of the Series B mandatorily redeemable convertible preferred stock at the date of the exchange of approximately $4.88 per common share equivalent. Upon the closing of the IPO on October 24, 1995, the Series B mandatorily redeemable convertible preferred stock held by IBM and Perkin-Elmer was converted into 825,660 and 1,341,331 shares of Common Stock, respectively. The senior subordinated notes payable totaling approximately $3.6 million were repaid in October 1995.

NOTE 4--OTHER LIABILITIES:

  Included in other liabilities is a $4.3 million payable to a nonprofit research and development organization for machinery and equipment acquired. The liability becomes due on December 1, 1997, or earlier subject to certain other conditions under the contract.

NOTE 5--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

  As of July 31, 1995, the Company had issued and outstanding a total of 572,672 shares of mandatorily redeemable convertible preferred stock, par value $0.01 per share, as follows:

                                                                    JULY 31,
                                                                 ---------------
                                                                  1995    1994
                                                                 ------- -------
      Series B, 365,641 and 260,000 shares designated, issued
       and outstanding at July 31, 1995 and 1994, respectively.  $48,172 $35,465
      Series C, 86,400 shares designated, 81,278 shares issued
       and outstanding.........................................   12,190  11,593
      Series D, 50,000 shares designated, issued and
       outstanding.............................................    7,656   7,304
      Series E, 75,753 shares designated, issued and
       outstanding.............................................    8,379     --
                                                                 ------- -------
                                                                 $76,397 $54,362
                                                                 ======= =======

  Upon completion of the Company's IPO on October 24, 1995, all series of the Company's mandatorily redeemable convertible preferred stock series were converted into 11,747,057 shares of Common Stock.

NOTE 6--STOCKHOLDERS' EQUITY:

 Common Stock

  In June 1996, the Company entered into an equity investment agreement whereby, in exchange for $10.0 million, the Company issued 500,000 shares of Common Stock plus the warrants described below.

 Warrants

  The Company issued warrants to the equity investor discussed above to purchase an additional 75,000 shares at an exercise price equal to $20.00 per share, which was the price of the 500,000 common shares purchased. Such warrants only become exercisable if the investor purchases products and services from the Company in amounts that exceed certain thresholds over the succeeding four years, or upon the occurrence of certain other conditions. The estimated fair value of the warrants, included in other assets, is approximately $600,000 and will be amortized to cost of sales as product purchases are made by the investor in future periods. The warrants expire in fiscal 2001.

                              ETEC SYSTEMS, INC.

  In February 1995, in conjunction with entering into a sale and leaseback agreement (Note 12), the Company issued the lessor a warrant to purchase 159,314 shares of the Company's Common Stock at $0.45 per share. Additionally, the Company issued to the bank providing mortgage financing to the lessor a warrant to purchase 53,104 shares of Common Stock at $0.45 per share. These warrants expire on November 15, 2003. The value assigned to these warrants is being amortized over the lease period, which is 15 years, and is not material. The warrant agreement was amended in August 1996. (See Note 15--Subsequent Event.)

  In fiscal 1992, in conjunction with the acquisition of the assets and liabilities of ATEQ Corporation, the Company issued warrants to purchase 67 and 2,159 shares of Series C mandatorily redeemable convertible preferred stock at an exercise price of $100.00 and $0.01 per share, respectively. Upon completion of the initial public offering these warrants were exchanged for warrants to purchase common stock. At July 31, 1996, 52 and 659 of these warrants are exercisable into 1,064 and 13,515 shares of Common Stock, respectively. Warrants exercisable into 1,064 shares of Common Stock will expire in early fiscal 1997. Warrants exercisable into 13,515 shares will expire in fiscal 2001.

  During fiscal 1992 and 1993, the Company issued warrants to Cigna to purchase 307,341 and 21,873 shares of the Company's Common Stock at $0.70 per share, respectively, in connection with its senior secured notes. In November, Cigna received the right to acquire 105,794 additional shares of Common Stock pursuant to the terms of the Warrant Agreement and the Company recorded debt issuance costs in the amount of $1.1 million. Subsequently, in February 1996, 435,008 shares of Common Stock were issued upon exercise of such warrants for an aggregate exercise price and proceeds to the Company of $230,000. In January 1996, the Company prepaid a portion of its senior secured notes payable, which resulted in the write-off of unamortized debt issuance costs and recognition of an extraordinary loss in the amount of $300,000. In June 1996, the Company repaid the remaining balance of its senior secured notes payable, which resulting in the write-off the remaining unamortized debt issuance costs and recognition of an extraordinary loss in the amount of $630,000.

  In fiscal 1995, the Company also issued a warrant to purchase 150,000 shares of the Company's Common Stock at an exercise price of $1.70 per share. This warrant expires in fiscal 2005. (See Note 11--Related Party Transactions.)

NOTE 7--INCOME TAXES:

  The components of income before income tax (benefit) provision and extraordinary items are as follows:

                                                           YEAR ENDED JULY 31,
                                                          ---------------------
                                                           1996    1995   1994
                                                          ------- ------ ------
                                                             (IN THOUSANDS)
   Domestic.............................................. $15,870 $3,401 $ (353)
   Foreign...............................................   5,638  3,412  4,281
                                                          ------- ------ ------
                                                          $21,508 $6,813 $3,928
                                                          ======= ====== ======

                              ETEC SYSTEMS, INC.

  The components of the income tax (benefit) provision are as follows:

                                                        YEAR ENDED JULY 31,
                                                       ------------------------
                                                         1996     1995    1994
                                                       --------  ------  ------
                                                           (IN THOUSANDS)
   Current:
     U.S.............................................. $  2,179  $  200  $    5
     Foreign..........................................    3,915   2,481   2,359
     State............................................    1,187      50      55
                                                       --------  ------  ------
                                                          7,281   2,731   2,419
   Deferred:
     U.S..............................................  (22,980)    --      --
     Foreign..........................................     (584)   (442)   (103)
                                                       --------  ------  ------
   Income tax (benefit) provision..................... $(16,283) $2,289  $2,316
                                                       ========  ======  ======

  The income tax (benefit) provision differs from the amount computed by applying the statutory U.S. federal income tax rate as follows (in thousands):

                                                       YEAR ENDED JULY 31,
                                                      ------------------------
                                                        1996     1995    1994
                                                      --------  ------  ------
                                                          (IN THOUSANDS)
   Income tax (benefit) provision at U.S. statutory
    rate............................................. $  7,563  $2,496  $1,493
   State income taxes, net of federal income tax
    benefit..........................................    1,187      33      36
   Purchase accounting non-taxable write-offs........    2,194     --      --
   Foreign earnings taxed at higher rates............    2,103     700     644
   Alternative minimum tax and other.................      810     242     143
   Realized deferred tax assets previously reserved..   (7,160)    --      --
   Change in the valuation allowance.................  (22,980) (1,182)    --
                                                      --------  ------  ------
     Total........................................... $(16,283) $2,289  $2,316
                                                      ========  ======  ======

  The Company recorded a tax benefit of approximately $23.0 million for the year ended July 31, 1996. The benefit reflects the release in the second half of fiscal 1996 of approximately $23.0 million of valuation allowances previously recorded against the Company's deferred tax assets. Management's evaluation of the recoverability of the Company's deferred tax assets is based in part upon the current product backlog and its ability to increase manufacturing capacity. Management has fully reserved deferred tax assets which may be realized beyond the ensuing twelve-month period because of the uncertainty regarding their realization.

                              ETEC SYSTEMS, INC.

  The components of deferred taxes are as follows:

                                                                 JULY 31,
                                                              ----------------
                                                               1996     1995
                                                              -------  -------
                                                              (IN THOUSANDS)
Current:
  Nondeductible accruals and reserves........................ $15,624  $11,229
  Uniform capitalization adjustment to inventory.............   1,996    1,536
  Revenue recognized for tax return purposes and deferred for
   financial statements                                           366    2,031
  Net operating loss carryforward............................   6,650      --
  Other......................................................     977      --
  Valuation allowance........................................  (1,105) (13,852)
                                                              -------  -------
  Net current deferred tax asset.............................  24,508      944
                                                              -------  -------
Noncurrent:
  Book depreciation in excess of tax depreciation............   2,294    4,609
  Net operating loss carryforwards...........................   1,735   14,743
  Other......................................................     555    1,110
  Valuation allowance........................................  (4,029) (19,907)
                                                              -------  -------
  Net noncurrent deferred tax asset..........................     555      555
                                                              -------  -------
  Net deferred tax asset..................................... $25,063  $ 1,499
                                                              =======  =======

  At July 31, 1996, the Company had NOL carryforwards (NOLs) for federal income tax purposes of approximately $23.9 million. These carryforwards, if not utilized to offset future taxable income and income taxes payable, will expire at various dates through the year 2009. Additionally, under the Tax Reform Act of 1986, the amount of the benefit from NOL carryforwards may be impaired or limited in certain circumstances, including a cumulative stock ownership change of more than 50% over a three-year period. The completion of the Company's public offering in June, 1996 resulted in a cumulative change in ownership of the Company in excess of 50% and as a consequence, the utilization of NOLs is be subject to a limitation of approximately
$19.0 million per year.

NOTE 8--MINORITY INTEREST:

  In July 1991, the Company sold 225 newly-issued shares of common stock of its Japanese subsidiary (Etec Japan) for approximately $4.8 million and a note for $188,000. The minority holding represented approximately 18% of the outstanding shares of Etec Japan. Pursuant to the sale agreement, on July 31, 1995, minority stockholders were entitled to elect to have the Company repurchase their shares at the original purchase price plus interest. which was defined in the agreement as being the Japanese bank long-term interest rate plus one percent.

  On July 31, 1995, the minority interest investors exchanged their minority interest in Etec Japan for 75,753 shares of Series E mandatorily redeemable convertible preferred stock and a final cash payment to one of the holders, who is a director of the Company, of approximately $400,000, which was paid in the first quarter of fiscal 1996. This transaction was accounted for under the purchase method of accounting resulting in the elimination of the minority liability and the creation of $350,000 of goodwill which is being amortized over seven years. There were no other significant effects from this transaction. Upon completion of the IPO, all shares of the Series E mandatorily redeemable convertible preferred stock were converted to 1,553,898 shares of Common Stock.

                              ETEC SYSTEMS, INC.

NOTE 9--RESEARCH, DEVELOPMENT AND ENGINEERING CONTRACTS:

  The Company has received funding for research, development and engineering contracts of approximately $725,000, $7.3 million and $16.1 million during the years ended July 31, 1996, 1995 and 1994, respectively. The Company has recorded approximately $725,000, $6.1 million and $13.9 million of this funding as an offset to research, development and engineering expenses during the years ended July 31, 1996, 1995 and 1994, respectively. The Company has recorded approximately $1.2 million and $2.2 million, respectively, as an offset to selling, general and administrative expenses during the years ended July 31, 1995 and 1994. No such funding was offset against selling, general and administrative expenses during the year ended July 31, 1996.

  In November 1992, the Company entered into a cost reimbursement research and development contract with the Advanced Research Projects Agency/Naval Air Systems Command ("ARPA/NAVAIR") under which the Company was entitled to receive approximately $22.0 million. In connection with this contract, no funding was received during the year ended July 31, 1996. Funding in the amount of approximately $5.7 million and $10.3 million was recognized and billed during the years ended July 31, 1995 and 1994, respectively. Costs incurred during each of these periods approximated billings and are included in research, development and engineering and selling, general and administrative expenses.

  During the years ended July 31, 1996, 1995 and 1994, the Company performed research and development under several cooperative development agreements. These agreements provide for payments upon the Company's achievement of specified milestones. Funding for these contracts was $725,000, $1.6 million, and $5.8 million during the years ended July 31, 1996, 1995 and 1994, respectively. Costs of approximately $2.9 million, $3.8 million, and $7.5 million for these projects were included in research and development expense during the years ended July 31, 1996, 1995 and 1994, respectively.

  The Company has a cost-reimbursement research and development contract with the United States Department of Defense, ARPA, pursuant to which the Company is entitled to receive approximately $3.9 million. Funding is due in three phases subject to achievement of certain milestones during each phase. As of July 31, 1996, the Company was in the process of completing phase I and approximately $1.2 million in funding had been received, which has been deferred and is included in accrued and other liabilities. As of July 31, 1996, costs incurred related to this contract in the amount of $1.2 million have been deferred and are included in inventory. In October 1996, $1.1 million in phase II funding was awarded.

  In August 1996, the Company was awarded a $1.5 million research and development contract with MCM-D Consortium. This contract allows for payments subject to the achievement of certain milestones.

NOTE 10--BENEFIT PLANS:

 Employee Stock Option Plan

  Under the Company's 1990 Employee Stock Option Plan, options to purchase 600,000 shares of Common Stock may be granted. The plan provides that options may be granted at a price not less than the fair value of a share at the date of grant. Options generally vest annually over a four-year period and expire over terms not exceeding ten years.

  In fiscal 1994, the Company adopted the 1994 Employee Stock Option Plan. Under this plan, options to purchase 448,374 shares of Common Stock may be granted. This Plan provides that options may be granted at a price not less than the fair value of a share at the date of grant except under certain inapplicable circumstances. Options generally vest annually over a four-year period and expire over terms not exceeding ten years.

                              ETEC SYSTEMS, INC.

  In fiscal 1995, the Company's Board of Directors approved the 1995 Omnibus Incentive Plan. Under this plan options to purchase 1,000,000 shares of Common Stock may be granted. Options vest annually over a period not to exceed five years and expire over terms not exceeding ten years.

  In addition, options to purchase 88,503 shares of Common Stock may be granted under certain other option agreements. A total of 38,670 options were outstanding under these agreements at July 31, 1996.

 Executive Stock Plan

  Under the Company's 1990 Executive Stock Plan, options to purchase 884,959 shares of Common Stock may be granted. The Plan provides that options may be granted at a price not less than the fair value of a share at the date of grant. Options generally vest annually over a three-year period and expire over terms not exceeding ten years.

 Directors' Stock Option Plan

  In fiscal 1995, the Company adopted the 1995 Directors' Stock Option Plan. Under this plan, options to purchase 150,000 shares of Common Stock may be granted. The plan provides that options may be granted at a price equal to the fair market value at the date of grant. Under this plan, each non-employee director will receive a one-time grant upon joining the Board of Directors and annual grants upon the anniversary of the initial grant. The initial grants vest in two installments, with half of the shares vesting six months after the grant date and the other half vesting on the first anniversary of the grant date. Annual grants vest on the first anniversary of the respective grant date.

  A summary of activity for the Employee, Executive and Directors' Stock Option Plans follows:

                                             OPTIONS
                                            AVAILABLE     OPTIONS     EXERCISE
                                            FOR GRANT   OUTSTANDING    PRICE
                                            ----------  ----------- ------------
   Outstanding, July 31, 1993..............    583,624     794,195     $0.45
     Granted............................... (1,011,527)  1,011,527     $0.45
     Canceled..............................    691,430    (691,430)    $0.45
     Repurchased...........................     89,446         --      $0.45
     Exercised.............................        --     (156,600)    $0.45
                                            ----------   ---------
   Outstanding, July 31, 1994..............    352,973     957,692     $0.45
     Additional options authorized.........  1,150,000         --
     Granted...............................   (565,406)    565,406  $0.45-$ 5.40
     Canceled..............................     71,520     (71,520)    $0.45
     Repurchased...........................    107,415         --      $0.45
     Exercised.............................        --     (306,646)    $0.45
                                            ----------   ---------
   Outstanding, July 31, 1995..............  1,116,502   1,144,932  $0.45-$ 5.40
     Granted...............................   (760,382)    760,382  $7.20-$37.00
     Canceled..............................     19,409     (19,409) $0.45-$13.75
     Exercised.............................        --     (165,695) $0.45-$ 5.40
                                            ----------   ---------
   Outstanding, July 31, 1996..............    375,529   1,720,210  $0.45-$37.00
                                            ==========   =========

  At July 31, 1996, 1995 and 1994, options exercisable totaled 508,376, 412,426 and 404,925, respectively.

                              ETEC SYSTEMS, INC.

 Employee Stock Purchase Plan

  In July 1995, the Company's Board of Directors approved the 1995 Employee Stock Purchase Plan. Under this plan, employees of the Company can purchase common stock through payroll deductions. A total of 500,000 shares have been reserved for issuance under this plan. As of July 31, 1996, 39,189 shares have been purchased under the Employee Stock Purchase Plan.

 401(k) Plan

  On June 15, 1990, the Company adopted a 401(k) savings plan. The Plan covers all eligible employees with more than three months of service. The Company contributed $191,000, $173,000 and $151,000 to the Plan during the years ended July 31, 1996, 1995 and 1994, respectively.

NOTE 11--RELATED PARTY TRANSACTIONS:

  In March 1990, the Company entered into an inventory component purchasing agreement with Grumman, one of the former holders of its Series B mandatorily redeemable convertible preferred stock (which were converted into shares of Common Stock in October 1995, pursuant to which the Company committed to purchase specified quantities of components from Grumman upon achieving certain sales levels. In fiscal 1992, Grumman billed the Company $1.4 million under this agreement. The Company disputed the appropriateness of this billing, but paid Grumman $1.0 million in fiscal 1993. Grumman continued to maintain that the Company had not satisfied its obligations under the agreement. In fiscal 1995, the Company and Grumman entered into an agreement under which Grumman released the Company from all obligations under the 1990 inventory purchase agreement and the Company issued to Grumman a warrant to purchase 150,000 shares of the Company's Common Stock at an exercise price of $1.70 per share. (See Note 6--Stockholders' Equity.)

  The Company paid approximately $800,000 and $1.8 million in fiscal 1995 and 1994, respectively, for services provided in conjunction with the research and development contract with ARPA/NAVAIR to a party which held shares of the Company's Series B and D mandatorily redeemable convertible preferred stock until October 1995, at which time all such shares were converted into shares of Common Stock. No such services were provided to the Company during the year ended July 31, 1996.

  In fiscal 1994, the Company purchased approximately $590,000 of pattern memory boards, beam sequencers and other related materials from a party which at that time held shares of the Company's Series B mandatorily redeemable convertible preferred stock.

  In fiscal 1994, a party which at that time held shares of the Company's Series B and D mandatorily redeemable convertible preferred stock canceled an order; the Company recognized approximately $500,000 in penalty cancellation fees which is included in revenue for that period.

  In fiscal 1996 and 1995, the Company purchased masks for use by the Company in the development of new products for approximately $323,000 and $200,000, respectively, from a party which held shares of the Company's Series B mandatorily redeemable convertible preferred stock until October 1995, at which time such shares were converted into Common Stock.

  Sales to related parties included in product and service revenue in fiscal 1996, 1995 and 1994 are approximately $21.6 million $13.0 million, and $15.0 million, respectively.

  At July 31, 1996 and 1995, included in accrued liabilities is approximately $1.3 million and $8.9 million, respectively, due to a party which at that time held shares of the Company's Series E mandatorily redeemable

                              ETEC SYSTEMS, INC.

convertible preferred stock. The amount is due under a financing arrangement, whereby the holder provides interim financing of certain Japanese receivables between the date of billing and the date of collection from the customers of the Company. Amounts due bear interest at the Japanese prime rate (1.625% at July 31, 1996) plus 1.25% per annum.

NOTE 12--COMMITMENTS AND CONTINGENCIES:

  In February 1995, the Company entered into a sale and leaseback agreement, pursuant to which the Company sold its office/manufacturing facilities (the "Property") located in Hayward, California for approximately $11.8 million and leased back the Property for an initial term of fifteen years, with options for four five-year renewals. Initial annual rental payments to the lessor are approximately $1.4 million for the first three years. At the end of the third, sixth, ninth and twelfth years, respectively, the rent will be adjusted by an amount based on any percentage increase in the Consumer Price Index for the preceding three years, with a cap of 12%. Under the terms of the lease, the Company is responsible for paying maintenance, insurance, taxes, and all other expenses associated with operating and maintaining the Property. The Company recorded the transaction as a sale and deferred the gain on the sale which was approximately $7.0 million. This gain is being amortized over the 15-year operating lease term. The agreement requires the Company to comply with certain financial covenants and to maintain a fixed charge coverage ratio of at least 1.5. At July 31, 1996, the Company was in compliance with these covenants. In August 1996, the sale and leaseback agreement was amended. (See
Note 15--Subsequent Event.)

  In addition, the Company leases certain other facilities and equipment under operating lease agreements. Rent expense under all operating leases for the years ended July 31, 1996, 1995 and 1994, was $3.5 million, $2.6 million and $1.9 million, respectively. Future minimum lease commitments excluding property taxes, maintenance and insurance under leases having initial or remaining terms in excess of one year, are as follows (in thousands):

      FISCAL YEAR ENDING JULY 31:
        1997........................................................... $ 3,741
        1998...........................................................   3,323
        1999...........................................................   3,438
        2000...........................................................   2,495
        2001...........................................................   2,267
        Thereafter.....................................................  17,492
                                                                        -------
                                                                        $32,756
                                                                        =======

  In April 1996, the Company entered into an agreement with a contractor to construct a new administrative facility in Hayward, California at a cost not to exceed approximately $4.3 million. Total estimated costs at completion of the facility are $5.0 million. As of July 31, 1996, the Company incurred $1.4 million in financing the construction of the new facility, which is included in other current assets. The Company intends to sell the new facility to its landlord in fiscal 1997 and enter into a leasing arrangement for a period of 15 years.

  In April 1995, the Company signed an agreement with a distributor of the Company, under which Etec Japan assumed responsibility for sales, direct customer service and support for the Company's products in the Japanese market. As part of this agreement, the Company agreed to pay the distributor a flat fee for each CORE and ALTA system sold in the defined sales territory for the next four years.

                               ETEC SYSTEMS, INC.

NOTE 13--GEOGRAPHIC REPORTING AND CUSTOMER CONCENTRATION:

                                                      JAPAN
                                             UNITED    AND
                                             STATES  FAR EAST  EUROPE   TOTAL
                                            -------- -------- -------- --------
                                                      (IN THOUSANDS)
Net revenues to third parties:
  Year ended July 31, 1996
    Domestic............................... $ 49,913 $    --  $    --  $ 49,913
    Foreign................................   30,360   59,788    5,584   95,732
                                            -------- -------- -------- --------
                                            $ 80,273 $ 59,788 $  5,584 $145,645
                                            ======== ======== ======== ========
  Year ended July 31, 1995
    Domestic............................... $ 33,342 $    --  $    --  $ 33,342
    Foreign................................   13,353   31,057    5,164   49,574
                                            -------- -------- -------- --------
                                            $ 46,695 $ 31,057 $  5,164 $ 82,916
                                            ======== ======== ======== ========
  Year ended July 31, 1994
    Domestic............................... $ 32,651 $    --  $    --  $ 32,651
    Foreign................................    6,721   24,305    5,033   36,059
                                            -------- -------- -------- --------
                                            $ 39,372 $ 24,305 $  5,033 $ 68,710
                                            ======== ======== ======== ========

                                                         YEAR ENDED JULY 31,
                                                      --------------------------
                                                        1996     1995     1994
                                                      -------- -------- --------
                                                            (IN THOUSANDS)
Operating income:
  United States...................................... $ 15,340 $  7,415 $  4,377
  Japan and Far East.................................    5,174    3,975    4,456
  Europe.............................................      149       13      743
                                                      -------- -------- --------
    Total............................................ $ 20,663 $ 11,403 $  9,576
                                                      ======== ======== ========

                                                                 1996     1995
                                                               -------- --------
                                                                (IN THOUSANDS)
Identifiable assets:
  United States............................................... $174,015 $ 51,736
  Japan and Far East..........................................   31,878   30,577
  Europe......................................................    2,978    3,671
                                                               -------- --------
    Total..................................................... $208,871 $ 85,984
                                                               ======== ========

                                                                   YEAR ENDED
                                                                    JULY 31,
                                                                 ----------------
                                                                 1996  1995  1994
                                                                 ----  ----  ----
Customers comprising 10% or more of the Company's total revenue for the periods indicated:
  A............................................................    8%   14%    9%
  B............................................................   13%   14%    7%
  C............................................................    6%    4%   12%
  D............................................................    6%    2%   13%
  E............................................................   17%   12%    2%

                              ETEC SYSTEMS, INC.

NOTE 14--POLYSCAN ACQUISITION:

  On June 27, 1995, the Company entered into a loan agreement with Polyscan, Inc. ("Polyscan"), whereby the Company advanced $1.8 million to Polyscan. The loan bore interest at prime plus 3% and the balance was due on January 31, 1996. During February 1996, Polyscan repaid $600,000 to the Company.

  On February 5, 1996, Etec Polyscan, Inc. ("Etec Polyscan") acquired substantially all of the assets and assumed certain specified liabilities of Polyscan in exchange for 350,000 shares of the Company's Common Stock with an agreed-upon market value of $3.5 million. Etec Polyscan has retained 175,000 of the Company's common shares issued until February 5, 1998 to provide payment for any liability of Polyscan or the Polyscan shareholders (which was not assumed by Etec Polyscan as part of the acquisition) or any adjustment of the purchase price. One of the liabilities assumed by Etec Polyscan was Polyscan's obligation to repay the outstanding loan in the amount of approximately $1.2 million.

  The purchase price for book purposes was allocated by the Company approximately as follows (in thousands):

      Inventory....................................................... $   733
      Other current assets............................................      69
      Other assets....................................................      65
      In-process technology...........................................   6,269
      Accounts payable and accrued expenses (includes note payable to the Company)...................................................  (3,636)
                                                                       -------
        Total acquisition costs....................................... $ 3,500
                                                                       =======

  The excess of the purchase price over the fair value of the net assets was allocated to in-process technology purchase which, because of the uncertainty as to realization, the Company wrote off in fiscal 1996.

  The operating results of this acquisition are included in the Company's consolidated results of operations from the date of acquisition. The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition had occurred at August 1, 1994, after giving effect to certain adjustments, including interest income on the Polyscan loan and the increase in common equivalent shares outstanding. Additionally, the 1996 pro forma information excludes a $6.3 million write-off of in-process technology acquired. Polyscan's results included in the pro forma presentation for the years ended July 31, 1996 and 1995, are for the period from July 1, 1995 through January 31, 1996 and the twelve months ended June 30, 1995, respectively. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition taken place at the beginning of the periods presented or of the results which may occur in the future.

                                                           YEAR ENDED YEAR ENDED
                                                            JULY 31,   JULY 31,
                                                              1996       1995
                                                           ---------- ----------
      Net income (in thousands)...........................  $42,207     $8,170
      Net income per common share.........................  $  2.28     $ 0.54

NOTE 15--SUBSEQUENT EVENT:

  In August 1996, the Company obtained a financing commitment for the sale and leaseback of its new headquarters consisting of 60,000 square feet of office space. This building is currently under construction and is scheduled for completion and occupancy in January 1997. Upon completion, the Company will sell the building

                              ETEC SYSTEMS, INC.

to its existing landlord and will enter into a 15-year lease that will be subject to rental adjustments every three years pursuant to an adjustment in the Consumer Price Index. In addition, the Company has also obtained a commitment from its landlord to provide financing of up to $4 million for leasehold improvements to the existing office and manufacturing facilities.

  Concurrent with this financing commitment, the Company also agreed to amend the warrant agreement and to refund a portion of the purchase price of the Property from the February 1995 sale leaseback transaction (See Note 12-- Commitments and Contingencies). The landlord surrendered its warrant to acquire 159,314 shares of the Company stock in exchange for a new warrant to acquire 68,768 shares of the Company stock at $0.45 per share. The bank surrendered its warrant certificate to acquire 53,104 shares of Company stock in exchange for 22,461 shares of Common Stock. The Company refunded to the landlord $2.6 million of the purchase price, resulting in a reduction in the Company's annual rent from $1.4 million to $1.0 million. The Company has accounted for the $2.6 million refund payment as a reduction in the deferred gain recorded as a result of the February 1995 sale and leaseback transaction. The value of the warrants surrendered and cancelled was not material.

                           [Graphics: See Appendix]

===============================================================================
 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE INTERNATIONAL MANAGERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPEC-TUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IM-PLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUB-SEQUENT TO THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information.....................................................    3
Documents Incorporated by Reference.......................................    3
Prospectus Summary........................................................    4
Recent Developments.......................................................    6
Risk Factors..............................................................    7
Use of Proceeds...........................................................   16
Price Range of Common Stock...............................................   16
Dividend Policy...........................................................   16
Capitalization............................................................   17
Selected Consolidated Financial Data......................................   18
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   20
Business..................................................................   31
Management................................................................   51
Principal and Selling Stockholders........................................   54
Shares Eligible for Future Sale...........................................   56
Certain United States Federal Tax Considerations for Non-U.S. Holders of
 Common Stock.............................................................   58
Underwriting..............................................................   60
Legal Matters.............................................................   63
Experts...................................................................   63
Change in Accountants.....................................................   63
Index to Consolidated Financial Statements................................  F-1

===============================================================================

===============================================================================

                             5,029,916 SHARES


                                     LOGO

                                 COMMON STOCK

                               -----------------

                                  PROSPECTUS

                            December 11, 1996

                               -----------------


                                LEHMAN BROTHERS

                         ROBERTSON, STEPHENS & COMPANY

                               SMITH BARNEY INC.

                            NEEDHAM & COMPANY, INC.

===============================================================================

                            GRAPHICS APPENDIX LIST

ETEC REGISTRATION STATEMENT

PAGE REFERENCE     DESCRIPTION OF OMITTED GRAPHICS
--------------     -------------------------------
INSIDE COVER       GRAPHIC 1:   Header at top of page: "ETEC. Etec Systems is
OF PROSPECTUS      the leader in electron beam and laser beam pattern generation equipment for the semiconductor industry." Below, picture of a photomask with caption to right, "High-precision masks produced by Etec's mask pattern generation equipment are used to image integrated circuit patterns onto semiconductor wafers."

INSIDE COVER       GRAPHIC 2:  Picture of a MEBES 4500 from the above with a
OF PROSPECTUS      caption on left, "The MEBES 4500's ultra-precision stage
                   moves and positions the mask under the electron beam as the beam writes the pattern on the mask."

INSIDE FLAP        GRAPHIC 3:  Header at top of page: "ETEC. The Role of Masks
OF PROSPECTUS      in Semiconductor Manufacturing." Below, picture of an ALTA
                   3000 from front with caption to left "Circuit layer design data" and caption below "Etec Pattern generation tool.
                   Semiconductor manufacturing begins with the creation of a mask. Circuit design data, up to one giga byte per layer, is fed into Etec's MEBES, ALTA or CORE

PAGE REFERENCE     DESCRIPTION OF OMITTED GRAPHICS
--------------     -------------------------------
                   tools, which write an image of one layer of the circuit onto the mask."

INSIDE FLAP        GRAPHIC 4: Picture of integrated circuit from side and
OF PROSPECTUS      enlarged, caption below "Packaged integrated circuit," and captions to the right "Testing, dicing and packaging" and "The process is completed by testing, dicing and packaging the individual integrated circuits."

INSIDE FLAP        GRAPHIC 5: Picture of Semiconductor wafer, round and
OF PROSPECTUS      enlarged from above with caption below, "Wafer with completed circuits."

INSIDE FLAP        GRAPHIC 6: Schematic picture of design writing process
OF PROSPECTUS      with grid representing circuit design with caption below
                   "Circuit design written on mask."

INSIDE FLAP        GRAPHIC 7: Picture of photo mask with caption below,
OF PROSPECTUS      "Mask."

INSIDE FLAP        GRAPHIC 8: Picture of photholitography stepper machine in
OF PROSPECTUS      schematic with captions below" Wafer stepper photolithography tool" and "The wafer stepper uses the mask like a photographic negative to rapidly make numerous repetitive images of the circuit pattern on the wafer. The stepper transfers light through the mask onto photoresist that is spread over the surface of the wafer. Those areas of the photoresist that have been exposed to light are dissolved by chemical developers, and the exposed areas of the layer under the resist are then etched."

PAGE REFERENCE     DESCRIPTION OF OMITTED GRAPHICS
--------------     -------------------------------
INSIDE FLAP        GRAPHIC 9: Schematic picture of light bulb above a mask above
OF PROSPECTUS      a wafer and flow chart with arrows from "Deposition" to
                   "Etch" with captions to left, "Lithography: Circuit layer pattern exposed on wafer" and below "A different mask is required for each layer of the integrated circuit. Successive steps of deposition, lithography and etch build layers of patterns that make up a single semiconductor."

  32 GRAPHIC 10: Schematic diagram of boxes with arrows describing the semiconductor manufacturing process.


  37 GRAPHIC 11: Schematic drawing of MEBES system with inset diagrams of electronics console and utility console.


  39 GRAPHIC 12: Schematic drawing of ALTA system from above and to the side.


  41               GRAPHIC 13: Schematic drawing of electron-beam column.


  42               GRAPHIC 14: Schematic drawing of laser beam system.

BACK INSIDE        GRAPHIC 15: Photograph of MEBES 4500 with header on page,
COVER              "Etec Pattern Generation Equipment" and below "The MEBES (R)
                   4500 is an electron beam tool designed for 0.35 micron production requirements and pilot production of 0.25 micron semiconductor devices. This tool operates at 160 megahertz with a

PAGE REFERENCE     DESCRIPTION OF OMITTED GRAPHICS
--------------     -------------------------------
                   beam spot size as small as 0.08 micron."

INSIDE BACK        GRAPHIC 16:  Photograph of CORE system
COVER

INSIDE BACK        GRAPHIC 17:  Photograph of ALTA 3000